4

[redacted]

08001075

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kasikornbank Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FILE NO. 82- 04922 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/5/08

082-04922

ARLS
12-31-07

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Annual Financial Statements

and

Audit Report of Certified Public Accountant

For the Years Ended

31 December 2007 and 2006

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated and Bank-only balance sheets as at 31 December 2007 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively. The Bank's management is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and the Bank-only financial statements for the year ended 31 December 2006 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, were audited by another auditor whose report dated 21 February 2007 expressed an unqualified opinion on those financial statements. As described in note 3 to the financial statements, the Bank-only financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method. I have audited the adjustments that were applied to the restatement of the Bank-only financial statements for the year ended 31 December 2006 and in my opinion these adjustments are appropriate and have been properly applied.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 31 December 2007 and the results of operations and cash flows for the year then ended of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, in accordance with generally accepted accounting principles.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
22 February 2008

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Baht			
		Consolidated		The Bank	
	Notes	31 December 2007	31 December 2006	31 December 2007	31 December 2006 (Restated)
ASSETS					
Cash		18,050,910,229	18,410,830,013	18,050,394,496	18,410,306,404
Interbank and money market items	5				
Domestic items					
Interest bearing		23,955,521,230	1,375,213,647	23,839,948,330	1,321,941,570
Non-interest bearing		2,068,509,349	1,734,958,038	2,141,352,645	1,825,246,581
Foreign items					
Interest bearing		31,758,252,444	79,098,887,215	31,758,252,444	79,098,887,215
Non-interest bearing		941,653,023	632,913,627	941,653,023	632,913,627
Total Interbank and Money Market Items - net		58,723,936,046	82,841,972,527	58,681,206,442	82,978,988,993
Securities purchased under resale agreements	6	10,700,000,000	22,200,000,000	10,700,000,000	22,200,000,000
Investments	7, 27				
Current investments - net		55,074,215,621	51,338,397,288	54,873,146,691	51,022,672,788
Long-term investments - net		39,862,883,907	50,165,758,536	39,569,807,339	49,298,641,340
Investments in subsidiaries and associated companies - net		588,881,492	482,468,003	9,357,459,219	9,740,599,219
Total Investments - net		95,525,981,020	101,986,623,827	103,800,413,249	110,061,913,347
Loans and accrued interest receivables	8, 9				
Loans		762,504,956,478	677,206,708,758	761,304,679,205	673,336,007,420
Accrued interest receivables		1,263,006,905	1,812,524,654	1,246,446,594	1,628,509,275
Total Loans and Accrued Interest Receivables		763,767,963,383	679,019,233,412	762,551,125,799	674,964,516,695
Less Allowance for doubtful accounts	10	(24,217,164,752)	(31,703,046,675)	(22,616,459,945)	(26,712,345,878)
Less Revaluation allowance for debt restructuring	11	(1,634,565,710)	(1,289,861,157)	(1,630,308,817)	(1,259,159,749)
Total Loans and Accrued Interest Receivables - net		737,916,232,921	646,026,325,580	738,304,357,037	646,993,011,068
Properties foreclosed - net	12	15,365,479,015	16,495,560,785	11,252,507,216	11,639,583,138
Customers' liability under acceptances		1,461,617,321	525,174,569	1,461,617,321	525,174,569
Premises and equipment - net	14	24,533,966,976	22,292,665,684	23,982,109,592	22,003,601,511
Intangible assets - net	15	6,818,580,952	5,318,301,809	5,610,638,942	3,971,149,316
Derivative revaluation		10,639,678,300	9,827,153,438	10,639,678,300	9,827,153,438
Other assets - net		14,781,395,369	9,584,138,480	11,666,418,362	8,359,596,812
Total Assets		994,517,778,149	935,508,746,712	994,149,340,957	936,870,478,596

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Baht			
		Consolidated		The Bank	
	Notes	31 December 2007	31 December 2006	31 December 2007	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits	16				
Deposits in baht		774,692,309,728	740,206,038,844	775,278,056,653	741,274,153,739
Deposits in foreign currencies		9,129,597,621	6,053,801,858	9,129,597,621	6,053,801,858
Total Deposits		783,821,907,349	746,259,840,702	784,407,654,274	747,327,955,597
Interbank and money market items	17				
Domestic items					
Interest bearing		11,383,205,288	14,860,644,100	11,516,209,208	15,254,910,562
Non-interest bearing		2,611,442,211	1,611,005,942	2,614,103,480	1,613,577,609
Foreign items					
Interest bearing		131,673	523,464,526	131,673	523,464,526
Non-interest bearing		190,267,593	694,379,641	190,267,593	694,379,641
Total Interbank and Money Market Items		14,185,046,765	17,689,494,209	14,320,711,954	18,086,332,338
Liabilities payable on demand		11,116,765,544	6,757,266,252	11,116,765,544	6,757,266,252
Borrowings					
Short-term borrowings	18	39,074,886,887	29,425,530,994	38,678,337,602	29,613,900,000
Long-term borrowings	19	19,024,904,223	21,038,953,347	19,024,904,223	21,038,953,347
Total Borrowings		58,099,791,110	50,464,484,341	57,703,241,825	50,652,853,347
Bank's liability under acceptances		1,461,617,321	525,174,569	1,461,617,321	525,174,569
Derivative revaluation		6,593,620,276	6,611,065,357	6,593,620,276	6,611,065,357
Other liabilities		19,243,695,278	18,963,102,758	18,410,592,161	18,491,808,220
Total Liabilities		894,522,443,643	847,270,428,188	894,014,203,355	848,452,455,680

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Baht			
		Consolidated		The Bank	
	Notes	31 December 2007	31 December 2006	31 December 2007	31 December 2006 (Restated)
Shareholders' equity					
Share capital	21				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,388,202,317 ordinary shares, Baht 10 par value		23,882,023,170		23,882,023,170	
2,382,147,733 ordinary shares, Baht 10 par value			23,821,477,330		23,821,477,330
Premium on ordinary shares		18,012,978,628	17,903,743,235	18,012,978,628	17,903,743,235
Appraisal surplus on asset revaluation	14	9,741,700,884	9,883,084,524	9,741,700,884	9,883,084,524
Revaluation surplus (deficit) on investments	7	568,261,240	(156,538,488)	567,324,250	(159,689,649)
Retained earnings					
Appropriated					
Legal reserve	23	2,920,000,000	2,160,000,000	2,920,000,000	2,160,000,000
Unappropriated		44,870,320,954	34,626,532,765	45,011,110,670	34,809,407,476
		99,995,284,876	88,238,299,366	100,135,137,602	88,418,022,916
Minority interests		49,630	19,158	-	-
Total Shareholders' Equity		99,995,334,506	88,238,318,524	100,135,137,602	88,418,022,916
Total Liabilities and Shareholders' Equity		994,517,778,149	935,508,746,712	994,149,340,957	936,870,478,596
Off-balance sheet items - contingencies	28				
Aval to bills and guarantees of loans		1,142,268,369	639,151,298	1,142,268,369	639,151,298
Liability under unmatured import bills		5,674,257,724	5,162,800,555	5,674,257,724	5,162,800,555
Letters of credit		20,496,880,543	19,200,000,401	20,496,880,543	19,200,000,401
Other contingencies		1,703,175,812,080	1,125,293,704,165	1,702,844,824,803	1,125,098,630,625

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

		Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		45,842,526,406	42,410,591,935	46,494,896,375	42,692,392,759
Interbank and money market items		3,840,564,048	4,487,164,570	3,839,126,538	4,481,960,163
Hire purchase and financial lease		1,183,121,874	465,496,151	-	-
Investments		4,650,150,821	4,446,501,158	5,509,587,924	4,714,254,864
Total Interest and Dividend Income		55,516,363,149	51,809,753,814	55,843,610,837	51,888,607,786
Interest expense					
Deposits		15,946,420,441	14,554,369,552	15,956,732,825	14,558,171,220
Interbank and money market items		207,608,572	512,838,642	219,291,720	532,721,822
Short-term borrowings		902,425,544	1,001,797,591	917,700,987	1,004,034,378
Long-term borrowings		1,028,808,707	1,128,151,479	1,028,749,233	1,128,151,479
Total Interest Expense		18,085,263,264	17,197,157,264	18,122,474,765	17,223,078,899
Net income from interest and dividends		37,431,099,885	34,612,596,550	37,721,136,072	34,665,528,887
Bad debt and doubtful accounts	25	4,289,972,963	651,534,903	4,279,506,141	1,053,009,665
Loss on debt restructuring	26	1,596,768,338	4,767,110,670	1,379,938,751	4,327,030,907
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		31,544,358,584	29,193,950,977	32,061,691,180	29,285,488,315
Non-interest income					
Gain on investments	7	1,176,103,020	210,923,046	1,080,251,125	207,132,935
Share of profit from investments on equity method	7	120,034,778	177,690,489	-	-
Fees and service income					
Acceptances, aval and guarantees		1,008,829,453	810,752,253	1,008,829,453	810,752,253
Others		12,333,753,499	9,826,666,141	10,966,820,582	8,788,352,932
Gain on exchanges		2,717,533,649	1,670,153,565	2,717,533,649	1,670,153,565
Other income		1,540,927,633	1,458,694,119	958,051,119	1,249,534,910
Total Non-interest Income		18,897,182,032	14,154,879,613	16,731,485,928	12,725,926,595
Non-interest expenses					
Personnel expenses		9,344,190,639	8,177,502,017	8,636,041,267	7,612,771,901
Premises and equipment expenses	14	6,169,664,771	5,222,199,290	5,993,167,001	5,068,566,417
Taxes and duties		2,420,454,466	2,241,101,482	2,367,296,326	2,179,005,408
Fees and service expenses		3,333,155,767	2,931,062,620	3,150,559,731	2,786.761,289
Directors' remuneration		86,666,078	86,167,705	80,666,078	80,127,705
Contributions to Financial Institutions Development Fund		3,042,403,837	2,768,801,015	3,042,403,837	2,768,801,015
Other expenses		4,632,588,752	4,133,763,165	4,265,420,650	3,792,994,678
Total Non-interest Expenses		29,029,124,310	25,560,597,294	27,535,554,890	24,289,028,413
Income before income tax		21,412,416,306	17,788,233,296	21,257,622,218	17,722,386,497
Income tax expense		6,407,529,880	4,125,618,483	6,254,104,387	3,981,150,189
Net income before minority interests		15,004,886,426	13,662,614,813	15,003,517,831	13,741,236,308
(Income) loss of minority interests		(7,068)	1,426,379	-	-
Net income		15,004,879,358	13,664,041,192	15,003,517,831	13,741,236,308
Basic earnings per share	21	6.28	5.74	6.28	5.77
Weighted average number of ordinary shares (shares)	21	2,387,438,198	2,381,473,532	2,387,438,198	2,381,473,532

(Pol.Gen. Pow Sarasin)	(Banthoon Lamsam)
Vice Chairman	Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

	Notes	Baht							
		Consolidated							
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Minority Interests	Total
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	1,508,034	78,115,601,282
Appraisal surplus on asset revaluation		-	-	(141,302,145)	-	-	141,302,145	-	-
Revaluation surplus on investments		-	-	-	372,528,713	-	-	-	372,528,713
Net gain (loss) not recognised in the statement of income		-	-	(141,302,145)	372,528,713	-	141,302,145	-	372,528,713
Ordinary shares		88,540,660	-	-	-	-	-	-	88,540,660
Premium on ordinary shares		-	166,551,079	-	-	-	-	-	166,551,079
Legal reserve		-	-	-	-	690,000,000	(690,000,000)	-	-
Reduction in the accumulated deficit		-	-	-	-	-	-	(62,497)	(62,497)
Net income (loss)		-	-	-	-	-	13,664,041,192	(1,426,379)	13,662,614,813
Dividend paid	24	-	-	-	-	-	(4,167,455,526)	-	(4,167,455,526)
Ending balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	19,158	88,238,318,524
Beginning balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	19,158	88,238,318,524
Appraisal surplus on asset revaluation		-	-	(136,685,596)	-	-	136,685,596	-	-
Others		-	-	(4,698,044)	-	-	40,723,468	-	36,025,424
Revaluation surplus on investments		-	-	-	724,799,728	-	-	37,540	724,837,268
Net gain (loss) not recognised in the statement of income		-	-	(141,383,640)	724,799,728	-	177,409,064	37,540	760,862,692
Ordinary shares		60,545,840	-	-	-	-	-	-	60,545,840
Premium on ordinary shares		-	109,235,393	-	-	-	-	-	109,235,393
Legal reserve		-	-	-	-	760,000,000	(760,000,000)	-	-
Net income (loss)		-	-	-	-	-	15,004,879,358	(7,068)	15,004,872,290
Dividend paid	24	-	-	-	-	-	(4,178,500,233)	-	(4,178,500,233)
Ending balance as of 31 December 2007		23,882,023,170	18,012,978,628	9,741,700,884	568,261,240	2,920,000,000	44,870,320,954	49,630	99,995,334,506

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

Baht

		The Bank (Restated)						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	78,114,093,248
Change in accounting policy	3	-	-	-	(126,008)	-	105,679,595	105,553,587
Beginning balance as of 31 December 2005, restated		23,732,936,670	17,737,192,156	10,024,386,669	(529,193,209)	1,470,000,000	25,784,324,549	78,219,646,835
Appraisal surplus on asset revaluation		-	-	(141,302,145)	-	-	141,302,145	-
Revaluation surplus on investments		-	-	-	369,503,560	-	-	369,503,560
Net gain (loss) not recognised in the statement of income		-	-	(141,302,145)	369,503,560	-	141,302,145	369,503,560
Ordinary shares		88,540,660	-	-	-	-	-	88,540,660
Premium on ordinary shares		-	166,551,079	-	-	-	-	166,551,079
Legal reserve		-	-	-	-	690,000,000	(690,000,000)	-
Net income		-	-	-	-	-	13,741,236,308	13,741,236,308
Dividend paid	24	-	-	-	-	-	(4,167,455,526)	(4,167,455,526)
Ending balance as of 31 December 2006, restated		23,821,477,330	17,903,743,235	9,883,084,524	(159,689,649)	2,160,000,000	34,809,407,476	88,418,022,916
Beginning balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	88,238,299,366
Change in accounting policy	3	-	-	-	(3,151,161)	-	182,874,711	179,723,550
Beginning balance as of 31 December 2006, restated		23,821,477,330	17,903,743,235	9,883,084,524	(159,689,649)	2,160,000,000	34,809,407,476	88,418,022,916
Appraisal surplus on asset revaluation		-	-	(136,685,596)	-	-	136,685,596	-
Others		-	-	(4,698,044)	-	-	-	(4,698,044)
Revaluation surplus on investments		-	-	-	727,013,899	-	-	727,013,899
Net gain (loss) not recognised in the statement of income		-	-	(141,383,640)	727,013,899	-	136,685,596	722,315,855
Ordinary shares		60,545,840	-	-	-	-	-	60,545,840
Premium on ordinary shares		-	109,235,393	-	-	-	-	109,235,393
Legal reserve		-	-	-	-	760,000,000	(760,000,000)	-
Net income		-	-	-	-	-	15,003,517,831	15,003,517,831
Dividend paid	24	-	-	-	-	-	(4,178,500,233)	(4,178,500,233)
Ending balance as of 31 December 2007		23,882,023,170	18,012,978,628	9,741,700,884	567,324,250	2,920,000,000	45,011,110,670	100,135,137,602

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

		Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income		15,004,879,358	13,664,041,192	15,003,517,831	13,741,236,308
Add(Less) Adjustments to reconcile net income to net cash from operating activities					
Depreciation and amortization		1,967,529,914	1,736,106,007	1,847,547,104	1,645,172,282
Bad debt and doubtful accounts		4,289,972,963	651,534,903	4,279,506,141	1,053,009,665
Loss on debt restructuring		1,596,768,338	4,767,110,670	1,379,938,751	4,327,030,908
Interest income from amortization of revaluation allowance for debt restructuring		(168,114,408)	(135,338,363)	(136,663,966)	(83,731,450)
Gain on foreign exchange translation of long-term loans		(453,214,487)	(1,000,205,918)	(453,214,487)	(1,000,205,918)
(Gain) loss on revaluation of investments		(50,351,988)	110,716,524	(50,351,988)	110,716,524
Reversal of loss on impairment of investments in securities		(102,243,344)	(172,987,030)	(94,056,921)	(169,631,353)
Amortization of goodwill		143,609,091	143,593,255	-	-
Gain on disposal of securities for investment		(690,348,664)	(55,325,191)	(687,832,854)	(23,191,178)
(Discount) premium amortization on debt instruments		(323,493,423)	314,153,164	(318,624,024)	325,534,237
Loss on impairment of investments in receivables		106,756,662	88,784,579	79,072,931	880,602
Loss on impairment of foreclosed properties		545,080,638	612,297,898	428,010,197	540,536,746
Reversal of loss on impairment of other assets		(44,985,334)	(62,391,733)	(41,317,214)	(56,269,724)
Reversal of loss on impaiment of intangible assets		-	(45,689,000)	-	(45,689,000)
Loss from a capital reduction in a subsidiary		-	-	43,140,000	-
(Gain) loss on disposal of premises and equipment		(800,668)	(21,663,003)	5,909,587	(1,785,597)
Reversal of loss on impaiment of premises and equipment		-	(110,793,723)	-	-
(Gain) loss on transfer of financial assets		(9,834,159)	15,699,695	(5,055,426)	-
Share of profit from investments on equity method		(120,034,778)	(177,690,489)	-	-
Dividend income from associated companies		48,785,000	121,194,040	-	-
Amortization of discount on promissory note receivables		(14,439,716)	-	(5,056,154)	-
Amortization of discount on debentures		3,462,416	3,785,346	3,462,416	3,785,346
Decrease (increase) in accrued interest receivables		549,517,749	(67,165,833)	382,062,681	(309,566,266)
Decrease (increase) in other accrued income		933,952,108	(395,442,510)	986,940,125	(396,307,591)
(Decrease) increase in accrued interest payables		(735,046,377)	2,332,754,424	(741,835,959)	2,344,234,508
Increase (decrease) in other accrued expenses		2,107,384,983	(1,187,190,482)	1,916,426,486	150,537,285
Increase in other reserves		405,114,152	540,504,720	405,114,152	540,504,720
Income (loss) of minority interests		7,068	(1,426,379)	-	-
Net income from operations before changes in operating assets and liabilities		24,989,913,094	21,668,966,763	24,226,639,409	22,696,801,054
(Increase) decrease in operating assets					
Interbank and money market items (assets)		24,122,294,357	(16,870,298,346)	24,202,040,427	(16,967,758,163)
Securities purchased under resale agreements		11,500,000,000	(12,700,000,000)	11,500,000,000	(12,700,000,000)
Investment for trading		3,592,670,599	(5,576,967,672)	3,592,670,596	(5,576,967,669)
Loans		(102,288,154,187)	(62,454,615,364)	(100,638,984,929)	(60,603,213,844)
Properties foreclosed		4,902,786,458	5,247,988,095	3,615,897,603	4,392,650,133
Other assets		(6,894,827,107)	(7,595,496,373)	(5,055,718,068)	(7,530,488,527)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

		Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Increase (decrease) in operating liabilities					
Deposits		37,562,066,647	60,647,867,600	37,079,698,677	60,585,864,768
Interbank and money market items (liabilities)		(3,504,447,444)	(84,286,151)	(3,765,620,384)	571,518,137
Liabilities payable on demand		4,359,499,292	966,535,024	4,359,499,292	966,535,024
Short-term borrowings		9,649,355,893	19,803,930,994	9,064,437,602	19,992,300,000
Other liabilities		(1,220,796,453)	6,733,582,912	(1,404,356,224)	5,335,003,119
Net Cash Provided by Operating Activities		6,770,361,149	9,787,207,482	6,776,204,001	11,162,244,032
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		96,824,599,623	78,957,574,523	96,802,608,033	78,905,464,701
Proceeds from redemption of held to maturity debt instruments		4,641,580,573	22,315,228,390	4,152,580,573	21,215,228,390
Proceeds from disposal of general investments		603,422,935	763,952,659	592,854,454	757,342,535
Proceeds from a capital reduction in a subsidiary		-	-	440,000,000	37,104,245
Purchase of available for sale investments		(97,452,897,004)	(98,370,974,871)	(97,437,897,004)	(98,350,789,371)
Proceeds from collection of investments in receivables		226,079,048	153,001,276	33,627,649	46,325,630
Purchase of held to maturity debt instruments		(253,183,413)	(3,367,141,295)	(253,183,413)	(2,497,988,576)
Purchase of general investments		(29,197,850)	(71,530,425)	(129,197,850)	(71,531,682)
Purchase of investments in subsidiaries		-	(4,300,000)	-	(694,300,000)
Proceeds from disposal of premises and equipment		14,687,689	459,697,876	6,891,975	5,798,617
Purchase of premises and equipment		(3,552,353,644)	(2,310,641,650)	(3,208,135,924)	(2,267,501,106)
Purchase of intangible assets		(2,580,002,837)	(1,455,155,256)	(2,563,248,349)	(1,390,616,838)
Net Cash Used in Investing Activities		(1,557,264,880)	(2,930,288,773)	(1,563,099,856)	(4,305,463,455)
CASH FLOWS FROM FINANCING ACTIVITIES					
Decrease in long-term borrowings		(1,564,297,053)	-	(1,564,297,053)	-
Increase in share capital		60,545,840	88,540,660	60,545,840	88,540,660
Increase in premium on share capital		109,235,393	166,551,078	109,235,393	166,551,078
Payment of dividend		(4,178,500,233)	(4,167,455,525)	(4,178,500,233)	(4,167,455,525)
Net Cash Used in Financing Activities		(5,573,016,053)	(3,912,363,787)	(5,573,016,053)	(3,912,363,787)
Net (decrease) increase in cash and cash equivalents		(359,919,784)	2,944,554,922	(359,911,908)	2,944,416,790
Cash and cash equivalents at beginning of the year	4	18,410,830,013	14,912,704,474	18,410,306,404	14,912,318,996
Cash and cash equivalents at end of the year	4	18,050,910,229	17,857,259,396	18,050,394,496	17,856,735,786
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the year					
Interest expense		18,820,309,641	14,864,402,839	18,864,310,724	14,878,844,390
Income tax		4,322,775,781	4,288,585,078	4,163,131,239	4,114,234,980

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006 (RESTATED)

Note	Contents	Page

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 31 December 2007 and 2006, the Bank had a total staff of 12,320 and 11,219 persons, respectively.

The consolidated financial statements of the Bank for the years ended 31 December 2007 and 2006 consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank Directly and Indirectly	
	2007	2006
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") *	100.00	-
K-SME Venture Capital Co., Ltd. ("K-SME")	100.00	-

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which was registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

3.2 Change in accounting policy

The following change of accounting policy by the Bank has no effect on the consolidated financial statements of the Bank.

Until 31 December 2006, the Bank accounted for its investments in subsidiaries and associates in the Bank-only financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Bank has, accordingly, changed its accounting policy for its investments in subsidiaries and associates in the Bank-only financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Bank-only 2006 financial statements, which are included in the Bank-only 2007 financial statements for comparative purposes, have been restated accordingly.

The effects of the change in accounting policy on the Bank-only annual 2006 financial statements are as follows:

	(Million Baht)	
	Increase (decrease)	
	2007	2006
Retained earnings as at 1 January	183	106
Revaluation Surplus on Investments as at 1 January	(3)	(1)
Shareholders' equity / Total assets as at 1 January	**180**	**105**

	For the Years Ended 31 December	
Investment in shares of subsidiaries and associates as at 1 January	180	105
Dividend income from subsidiaries and associates for the year ended 31 December		387
Share of profits from investments accounted for using the equity method, net, for the year ended 31 December		(312)
Total assets / Shareholders' equity as at 31 December		**180**
Net income for the year ended 31 December		**77**
Earnings per share (Baht)		**0.03**

3.3 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

3.4 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank-only financial statements are accounted for using the cost method. (See change in accounting policy disclosure in note 3.2)

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as of the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the year. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.5 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Under the BoT's directive, commercial banks were allowed to gradually raise the allowance for loans classified as sub-standard, doubtful and doubtful of loss by the end of 2007.

In the fourth quarter of 2006 the Bank raised the allowance for these loan classifications to fully comply with the new BoT's regulations.

3.7 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.10 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.11 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.12 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.13 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.14 Derivatives

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives

The Bank's management approach relating to deposit and borrowing transactions with embedded derivatives (structured notes) has always been prudent and strict. In addition, the Bank's accounting and fair value assessment to processes relating to structured note products are consistent with those of International Accounting Standard No. 39 (IAS 39). As such, when BOT enforced the notification titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives:, dated 16 November 2007, requiring commercial banks to apply IAS 39 to structured note products, there was no significant impact to the Bank's financial statements.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

3.15 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.17 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.18 Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

3.19 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.20 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the year are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the year.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the years ended 31 December 2007 and 2006 as follows:

	(Million Baht)	
	Consolidated	
	2007	2006
Revaluation surplus on investments	725	373

	(Million Baht)	
	The Bank	
	2007	2006
Revaluation surplus on investments	727	370

For the years ended 31 December 2007 and 2006, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 137 million and Baht 142 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the years ended 31 December 2007 and 2006, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,591 million and Baht 1,441 milion, respectively, on a consolidated basis, and Baht 1,364 million and Baht 1,238 million, respectively, for the Bank only.

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) at of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated					
	2007			2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,925	23,000	24,925	1,626	-	1,626
Commercial banks	859	40	899	162	1,056	1,218
Other banks	-	-	-	2	-	2
Finance, securities and credit foncier companies	200	-	200	75	-	75
Other financial institutions	-	-	-	9	190	199
Total Domestic	2,984	23,040	26,024	1,874	1,246	3,120
Add Accrued interest receivables	-	8	8	-	2	2
Less Allowance for doubtful accounts	(8)	-	(8)	-	(12)	(12)
Total	2,976	23,048	26,024	1,874	1,236	3,110
2. Foreign						
US Dollar	4,483	26,678	31,161	3,182	76,017	79,199
Japanese Yen	6	-	6	65	-	65
Other currencies	741	476	1,217	473	-	473
Total Foreign	5,230	27,154	32,384	3,720	76,017	79,737
Add Accrued interest receivables	6	314	320	-	-	-
Less Allowance for doubtful accounts	(4)	-	(4)	(5)	-	(5)
Total	5,232	27,468	32,700	3,715	76,017	79,732
Total Domestic and Foreign	8,208	50,516	58,724	5,589	77,253	82,842

(Million Baht)

	The Bank					
	2007			2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,925	23,000	24,925	1,626	-	1,626
Commercial banks	816	40	856	199	1,056	1,255
Other banks	-	-	-	2	-	2
Finance, securities and credit foncier companies	200	-	200	75	-	75
Other financial institutions	-	-	-	9	190	199
Total Domestic	2,941	23,040	25,981	1,911	1,246	3,157
Add Accrued interest receivables	-	8	8	-	2	2
Less Allowance for doubtful accounts	(8)	-	(8)	-	(12)	(12)
Total	2,933	23,048	25,981	1,911	1,236	3,147
2. Foreign						
US Dollar	4,483	26,678	31,161	3,182	76,017	79,199
Japanese Yen	6	-	6	65	-	65
Other currencies	741	476	1,217	473	-	473
Total Foreign	5,230	27,154	32,384	3,720	76,017	79,737
Add Accrued interest receivables	6	314	320	-	-	-
Less Allowance for doubtful accounts	(4)	-	(4)	(5)	-	(5)
Total	5,232	27,468	32,700	3,715	76,017	79,732
Total Domestic and Foreign	8,165	50,516	58,681	5,626	77,253	82,879

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements at of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Government Bonds and BoT Bonds	10,700	22,200

7 INVESTMENTS

Investments as of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated			
	2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,816	15	(8)	1,823
1.1.2 Private enterprise debt instruments	1,339	1	(1)	1,339
1.1.3 Marketable equity securities - domestic	325	10	-	335
Total	3,480	26	(9)	3,497
Add Allowance for revaluation	17			-
Total	3,497			3,497
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	32,279	315	(138)	32,456
1.2.2 Private enterprise debt instruments	445	5	-	450
1.2.3 Foreign debt instruments	17,217	39	(6)	17,250
1.2.4 Marketable equity securities - domestic	949	247	(661)	535
1.2.5 Others	20	1	-	21
Total	50,910	607	(805)	50,712
Add Allowance for revaluation	395			-
Less Allowance for impairment	(593)			-
Total	50,712			50,712
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	561	-	(1)	560
1.3.2 Private enterprise debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	271	-	-	271
Total	860	-	(1)	859
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	55,074			55,073

(Million Baht)

	Consolidated 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	25,351	50	(105)	25,296
2.1.2 Private enterprise debt instruments	560	3	(47)	516
2.1.3 Foreign debt instruments	1,496	13	(5)	1,504
2.1.4 Marketable equity securities domestic	85	218	-	303
Total	27,492	284	(157)	27,619
Add Allowance for revaluation	173			-
Less Allowance for impairment	(46)			-
Total	27,619			27,619
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,437	37	(20)	7,454
2.2.2 Private enterprises debt instruments	1,467	15	(585)	897
2.2.3 Foreign debt instruments	1,520	-	-	1,520
Total	10,424	52	(605)	9,871
Less Allowance for impairment	(585)			-
Total	9,839			9,871
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,730	-	(102)	1,628
2.3.2 Non-marketable equity securities overseas	306	-	(264)	42
2.3.3 Investments in receivables	1,009	-	(274)	735
Total	3,045	-	(640)	2,405
Less Allowance for impairment	(640)			-
Total	2,405			2,405
Total Long-term Investments - net	39,863			39,895

(Million Baht)

	Consolidated 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,155	1	(32)	6,124
1.1.2 Private enterprise debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities - domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	23,685	125	(355)	23,455
1.2.2 Private enterprise debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
1.2.5 Others	20	-	-	20
Total	41,577	308	(1,031)	40,854
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,854			40,854
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,906	11	(6)	2,911
1.3.2 Foreign debt instruments	720	2	-	722
Total	3,626	13	(6)	3,633
Total Current Investments - net	51,339			51,346

(Million Baht)

	Consolidated 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,783	56	(140)	20,699
2.1.2 Private enterprise debt instruments	1,072	16	(53)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities - domestic	85	177	-	262
Total	35,414	256	(276)	35,394
Add Allowance for revaluation	26			-
Less Allowance for impairment	(46)			-
Total	35,394			35,394
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,220	1	(111)	8,110
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	12,129	5	(698)	11,436
Less Allowance for impairment	(586)			-
Total	11,543			11,436
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,428	-	(589)	1,839
2.3.2 Non-marketable equity securities -overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,614	-	(350)	1,264
Total	4,480	-	(1,251)	3,229
Less Allowance for impairment	(1,251)			-
Total	3,229			3,229
Total Long-term Investments - net	50,166			50,059

(Million Baht)

	The Bank 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	1,816	15	(8)	1,823
1.1.2 Private enterprises debt instruments	1,339	1	(1)	1,339
1.1.3 Marketable equity securities domestic	325	10	-	335
Total	3,480	26	(9)	3,497
Add Allowance for revaluation	17			-
Total	3,497			3,497
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	32,279	315	(138)	32,456
1.2.2 Private enterprises debt instruments	445	5	-	450
1.2.3 Foreign debt instruments	17,217	39	(6)	17,250
1.2.4 Marketable equity securities - domestic	949	247	(661)	535
Total	50,890	606	(805)	50,691
Add Allowance for revaluation	394			-
Less Allowance for impairment	(593)			-
Total	50,691			50,691
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	381	-	(1)	380
1.3.2 Private enterprises debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	271	-	-	271
Total	680		(1)	679
1.4 General investments				
1.4.1 Non-marketable equity securities domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	54,873			54,872

(Million Baht)

	The Bank			
	2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,351	50	(105)	25,296
2.1.2 Private enterprises debt instruments	560	3	(47)	516
2.1.3 Foreign debt instruments	1,496	13	(5)	1,504
2.1.4 Marketable equity securities domestic	85	218	-	303
Total	27,492	284	(157)	27,619
Add Allowance for revaluation	173			-
Less Allowance for impairment	(46)			-
Total	27,619			27,619
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,437	37	(20)	7,454
2.2.2 Private enterprises debt instruments	1,467	15	(585)	897
2.2.3 Foreign debt instruments	1,520	-	-	1,520
Total	10,424	52	(605)	9,871
Less Allowance for impairment	(585)			-
Total	9,839			9,871
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,673	-	(84)	1,589
2.3.2 Non-marketable equity securities overseas	306	-	(265)	41
2.3.3 Investments in receivables	733	-	(251)	482
Total	2,712	-	(600)	2,112
Less Allowance for impairment	(600)			-
Total	2,112			2,112
Total Long-term Investments - net	39,570			39,602

(Million Baht)

	The Bank			
	2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,155	1	(32)	6,124
1.1.2 Private enterprises debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	23,685	125	(355)	23,455
1.2.2 Private enterprises debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
Total	41,557	308	(1,031)	40,834
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,834			40,834
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,610	12	(6)	2,616
1.3.2 Foreign debt instruments	720	1	-	721
Total	3,330	13	(6)	3,337
Total Current Investments - net	51,023			51,030

(Million Baht)

	The Bank 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,783	56	(140)	20,699
2.1.2 Private enterprises debt instruments	1,072	15	(52)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities domestic	85	175	-	260
Total	35,414	253	(275)	35,392
Add Allowance for revaluation	24			-
Less Allowance for impairment	(46)			-
Total	35,392			35,392
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,040	1	(111)	7,930
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	11,949	5	(698)	11,256
Less Allowance for impairment	(586)			-
Total	11,363			11,256
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	2,354	-	(565)	1,789
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	808	-	(179)	629
Total	3,600	-	(1,056)	2,544
Less Allowance for impairment	(1,056)			-
Total	2,544			2,544
Total Long-term Investments - net	49,299			49,192

As of 31 December 2007 and 2006, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 3,981 million and Baht 4,169 million, respectively.

Gain on investments presented in the statement of income for the years ended 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	565	291	565	291
Available-for-sale investments	878	184	871	180
General investments	228	211	226	210
Investments in receivables	68	99	-	-
Total	1,739	785	1,662	681
Loss on disposal of investments				
Held for trading investments	(159)	(100)	(158)	(99)
Available-for-sale investments	(363)	(404)	(363)	(404)
General investments	(96)	(29)	(88)	(29)
Total	(618)	(533)	(609)	(532)
Gain (loss) on transfer of financial assets	10	(15)	5	-
Loss from a capital reduction in a subsidiary	-	-	(43)	-
Gain (loss) from revaluation of investments	50	(111)	50	(111)
(Loss) reversal on impairment				
Investments in securities	102	173	94	170
Investments in receivables	(107)	(88)	(79)	(1)
Total	(5)	85	15	169
Total Gain on Investments	1,176	211	1,080	207

Revaluation (deficit) surplus on investments as of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
Revaluation (deficit) surplus on investments				
Debt instruments	170	(389)	170	(389)
Equity securities	397	229	397	229
Share of revaluation surplus in subsidiaries and associated companies using the equity method	1	3	-	-
Total	568	(157)	567	(160)

As of 31 December 2007 and 2006 a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2007				2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	15,764	26,058	15,808	57,630	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	1,005	-	-	1,005	410	1,072	-	1,482
1.3 Foreign debt instruments	17,217	1,496	-	18,713	16,443	4,376	9,098	29,917
Total	33,986	27,554	15,808	77,348	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	36	(26)	161	171	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	34,022	27,482	15,969	77,473	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	561	6,355	1,082	7,998	2,905	6,662	1,558	11,125
2.2 Private enterprise debt instruments	28	882	585	1,495	-	980	586	1,566
2.3 Foreign debt instruments	270	1,521	-	1,791	720	2,343	-	3,063
Total	859	8,758	1,667	11,284	3,625	9,985	2,144	15,754
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	859	8,758	1,082	10,699	3,625	9,985	1,559	15,169
Total Debt Instruments	34,881	36,240	17,051	88,172	22,998	39,128	28,475	90,601

(Million Baht)

	The Bank							
	2007				2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	15,764	26,058	15,808	57,630	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	1,005	-	-	1,005	410	1,072	-	1,482
1.3 Foreign debt instruments	17,217	1,496	-	18,713	16,443	4,376	9,098	29,917
Total	33,986	27,554	15,808	77,348	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	36	(26)	161	171	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	34,022	27,482	15,969	77,473	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	381	6,355	1,082	7,818	2,610	6,482	1,558	10,650
2.2 Private enterprise debt instruments	28	882	585	1,495	-	980	586	1,566
2.3 Foreign debt instruments	270	1,521	-	1,791	720	2,343	-	3,063
Total	679	8,758	1,667	11,104	3,330	9,805	2,144	15,279
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	679	8,758	1,082	10,519	3,330	9,805	1,559	14,694
Total Debt Instruments	34,701	36,240	17,051	87,992	22,703	38,948	28,475	90,126

As of 31 December 2007 and 2006 investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated 2007						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	896	498	-	1	-	(1,393)
4. Investment in receivables with uncertainty in settlement or in default	979	-	-	705	-	-	(274)
Total	979	896	629	705	1	-	(1,798)

(Million Baht)

	Consolidated 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	1,734	-	-	1,395	-	-	(339)
Total	1,737	745	629	1,395	10	-	(1,714)

(Million Baht)

	The Bank						
	2007						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	131	-	-	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	896	498	-	1	-	(1,393)
4. Investment in receivables with uncertainty in settlement or in default	702	-	-	451	-	-	(251)
Total	702	896	629	451	1	-	(1,775)

(Million Baht)

	The Bank 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	745	629	761	10	-	(1,542)

For the years ended 31 December 2007 and 2006, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
Net book value at 1 January	483	450	9,740	11,127
Share of profit from investments on equity method	120	178	-	-
Acquisitions	-	4	100	694
Sale	(2)	-	(14)	-
Liquidation	-	-	-	(2,046)
Dividend income	(49)	(121)	-	-
Reversal of allowance for impairment	16	24	14	11
Decrease in share capital	-	(39)	(483)	(35)
Write - off	-	(11)	-	(11)
Others	21	(2)	-	-
Net book value at 31 December	589	483	9,357	9,740

As of 31 December 2007 and 2006 investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
		% Shareholding									
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
									(Restated)		
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	639	1,122	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	144	107	21	21	-	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	31	32	4	4	5	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	-	-
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	15	15	5	5	5	5
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	27	24	6	6	1	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	900	-	-
Progress Software Co., Ltd.	Service	100.00%	100.00%	18	18	107	106	18	18	20	6
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	825	268
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	-	-	-	-	1,312	1,312	-	-

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
		% Shareholding									
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		2007	2006	2007	2006	2007	2006	2007	2006 (Restated)	2007	2006
KHAO KLA Venture Capital * Management Co., Ltd.	Venture Capital Management	100.00%	-	-	-	-	-	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	100.00%	-	-	-	-	-	100	-	-	-
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	18	15	3	3	3	6
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	8	6	4	4	-	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	21	19	2	2	10	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	11	11	1	1	-	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	45	39	5	5	-	-
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	160	107	3	3	5	94
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2	2	2	-	-
Progress Information Co., Ltd.	Service	-	20.00%	-	14	-	2	-	14	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	12	26	355	355	-	-
Total				430	444	601	511	11,625	12,022	874	389
Less Allowance for impairment				(356)	(370)	(12)	(28)	(2,268)	(2,282)		
Investments in Subsidiaries and Associated Companies – Net				74	74	589	483	9,357	9,740	874	389

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 31 December 2007 and 2006 investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Agricultural and mining	49	34	-	-
Manufacturing and commerce	20	20	20	20
Property development and construction	568	733	568	733
Infrastructure and services	276	277	271	272
Others	336	354	336	354
Total	1,249	1,418	1,195	1,379

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited
Condensed Balance Sheets
As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Cash and deposits at financial institution	32	50
Long-term investments	34	46
Investments in receivables	774	2,290
Loans, receivables and accrued interest receivables	1,360	3,194
Properties foreclosed	3,646	4,374
Equipment	1	2
Other assets	2,276	771
Total Assets	8,123	10,727
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	3,745	6,550
Other liabilities	110	90
Shareholders' Equity	4,268	4,087
Total Liabilities and Shareholders' Equity	8,123	10,727

Phethai Asset Management Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
Interest and dividend income	217	363
Interest expense	178	281
Net income from interest and dividend	39	82
Reversal bad debt and doubtful accounts	(81)	(355)
Loss on debt restructuring	217	440
Net income (expense) from interest and dividend after (reversal) bad debt and doubtful accounts and loss on debt restructuring	(97)	(3)
Gain on sale of investments in receivables and loans, receivables and accrued interest receivables	378	-
Non-interest income	187	468
Non-interest expense	283	293
Net profit	185	172
Earnings per share (Baht)	0.31	0.29

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	185	172
Adjustments to reconcile net loss to net cash from operating activities		
Gain on transfer of financial assets	(36)	(130)
Loss on impairment of investments in receivables	99	69
Reversal of bad debt and doubtful accounts	(81)	(355)
Loss on debt restructuring	217	440
Interest income from amortization of revaluation allowance for debt restructuring	(32)	(52)
Depreciation and amortization	8	7
Loss on impairment of properties foreclosed	103	98
Loss on impairment of assets to be transferred	-	7
Gain on investment in securities	(7)	(7)
Reversal of loss on impairment of other assets	(4)	(8)
Gain on investment in securities	(9)	-
(Decrease) increase in accrued interest payables	(16)	12
Decrease (Increase) in accrued expenses	7	(9)
Net profit from operations before changes in operating assets and liabilities	434	244
(Increase) decrease in operating assets		
Investments in receivables	152	371
Loans and receivables	1,044	1,111
Properties foreclosed	659	733
Other assets	454	(87)
Increase (decrease) in operating liabilities		
Other liabilities	28	(22)
Net Cash Provided by Operating Activities	2,771	2,350

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	16	4
Net Cash Provided by Investing Activities	16	4
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(2,805)	(2,375)
Net Cash Used in Financing Activities	(2,805)	(2,375)
Net decrease in cash and cash equivalents	(18)	(21)
Cash and cash equivalents at the beginning of the year	50	71
Cash and cash equivalents at the end of the year	32	50
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid (received) during the year		
Interest expense paid	194	269
Income tax paid	11	14
Income tax received	(13)	-

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Cash and deposits at financial institutions	17	449
Other current assets	8	10
Properties foreclosed	460	481
Premises and equipment	3	3
Total Assets	488	943
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	4	14
Shareholders' equity	484	929
Total Liabilities and Shareholders' Equity	488	943

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
Revenues	23	71
Expense	30	66
Net (loss) profit	(7)	5
Earnings (loss) profit per share (Baht)	(0.64)	0.37

Kasikorn Factoring Company Limited

Condensed Balance Sheets

As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Current Assets		
Cash and deposits at financial institutions	159	253
Current portion of factoring receivables	2,626	2,904
Current portion of finance lease receivables	409	247
Current portion of hire purchase receivables	14	11
Other current assets	87	66
Non-Current Assets		
Factoring receivables	27	57
Finance lease receivables	985	806
Hire purchase receivable	5	4
Other assets	23	27
Total Assets	4,335	4,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,865	3,305
Current portion of long-term loan	240	140
Long term loan	720	520
Other liabilities	102	124
Shareholders' Equity	408	286
Total Liabilities and Shareholders' Equity	4,335	4,375

Kasikorn Factoring Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
Revenues	392	388
Expense	269	480
Net profit (loss)	123	(92)
Earnings (loss) per share (Baht)	76.69	(57.52)

Kasikorn Research Center Company Limited

Condensed Balance Sheets

As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Cash and cash equivalents	30	21
Other assets	14	7
Total Assets	44	28
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	16	9
Shareholders' Equity	28	19
Total Liabilities and Shareholders' Equity	44	28

Kasikorn Research Center Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
Revenues	68	62
Expense	58	59
Net profit	10	3
Earnings per share (Baht)	94.61	32.98

Kasikorn Leasing Company Limited

Condensed Balance Sheets

As 31 of December 2007 and 2006

	Million Baht	
	2007	2006 (Restated)
ASSETS		
Current assets		
Cash and deposits at financial institution	108	193
Current portion of hire purchase receivables	5,955	2,852
Current portion of finance lease receivables	264	131
Loans to sales representatives receivables	890	1,039
Other current assets	428	228
Non-current assets		
Hire purchase receivables	14,230	6,779
Finance lease receivables	740	467
Leasehold office improvement and equipment	77	22
Other non current assets	252	10
Total Assets	22,944	11,721
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	240	905
Current portion of long-term loan	6,916	3,241
Other current liabilities	289	94
Long term loan	14,680	6,697
Other non current liabilities	28	19
Shareholders' Equity	791	765
Total Liabilities and Shareholders' Equity	22,944	11,721

Kasikorn Leasing Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
		(Restated)
Revenues	1,337	515
Expense	1,312	578
Net profit (loss)	25	(63)
Earnings (loss) per share (Baht)	0.28	(0.93)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Cash and cash equivalents	258	249
Long-term deposit with financial institution	-	140
Investments in debt and equity securities	21	21
Receivables from Clearing House	22	16
Securities business receivables	1,039	298
Leasehold office improvement and equipment	82	90
Other assets	165	96
Total Assets	1,587	910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	-	75
Payable to Clearing Houses	373	60
Securities business payables	329	66
Other liabilities	238	99
Shareholders' Equity	647	610
Total Liabilities and Shareholders' Equity	1,587	910

Kasikorn Securities Public Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006
Revenues	350	136
Expense	314	212
Net profit (loss)	36	(76)
Earnings (loss) per share (Baht)	0.60	(1.26)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

As of 31 December 2007 and 2006

	Million Baht	
	2007	2006
ASSETS		
Cash and deposits at financial institution	303	369
Long–term deposits at financial institutions	62	99
Investments in debt and equity securities	186	482
Investments in subsidiary	5	-
Fee receivables	150	101
Premises and equipment	138	147
Deferred assets from business purchased	161	214
Other assets	27	27
Total Assets	1,032	1,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	238	176
Shareholders' Equity	794	1,263
Total Liabilities and Shareholders' Equity	1,032	1,439

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2007 and 2006

	Million Baht	
	2007	2006 (Restated)
Revenues	1,179	1,105
Expense	823	772
Net profit	356	333
Earnings per share (Baht)	13.12	12.27

K-SME Venture Capital Company Limited

Condensed Balance Sheets

As of 31 December 2007

	Million Baht
	2007
ASSETS	
Cash and deposits at financial institution	100
Total Assets	100
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	1
Shareholders' Equity	99
Total Liabilities and Shareholders' Equity	100

K-SME Venture Capital Company Limited

Condensed Statements of Income

For the Period From 12 October 2007 to 31 December 2007

	Million Baht
	2007
Revenues	-
Expense	1
Net loss	(1)
Loss per share (Baht)	(0.03)

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements is as follows:

(Million Baht)

	Balance Sheets					
	2007			2006		
	(Unaudited)			(Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Progress Gunpai Co., Ltd.	293	149	144	246	138	108
Progress Plus Co., Ltd.	115	84	31	89	57	32
Progress Facilities Management Co., Ltd.	31	16	15	28	13	15
Progress Services Co., Ltd.	29	10	19	28	9	19
Progress Management Co., Ltd.	35	8	27	31	7	24
Progress Storage Co., Ltd.	22	4	18	19	4	15
Progress Appraisal Co., Ltd.	63	24	39	51	12	39
Progress Software Co., Ltd.	165	58	107	160	54	106
Progress HR Co., Ltd.	50	41	9	30	19	11
Progress Services Support Co., Ltd.	30	23	7	15	9	6
	833	417	416	697	322	375

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income For the Years Ended 31 December							
	2007 (Unaudited)				2006 (Audited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	365	329	36	179.64	295	261	34	170.96
Progress Plus Co., Ltd.	319	316	3	13.72	238	228	10	39.84
Progress Facilities Management Co., Ltd.	77	72	5	100.89	73	68	5	96.04
Progress Services Co., Ltd.	167	157	10	520.10	162	151	11	550.42
Progress Management Co., Ltd.	62	57	5	78.06	55	48	7	110.21
Progress Storage Co., Ltd.	36	30	6	192.60	33	27	6	184.57
Progress Appraisal Co., Ltd.	205	195	10	1,982.05	157	166	(9)	(1,662.00)
Progress Software Co., Ltd.	241	218	23	226.83	256	210	46	461.09
Progress HR Co., Ltd.	415	417	(2)	(155.00)	299	291	8	800.29
Progress Services Support Co., Ltd.	102	100	2	56.35	63	62	1	21.59
	1,989	1,891	98		1,631	1,512	119	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of 31 December 2007 and 2006 consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Overdrafts	143,053	131,095	141,737	128,125
Loans	305,247	272,105	325,268	277,940
Bills	262,254	236,567	268,992	245,844
Others	51,951	37,440	25,308	21,427
Total	762,505	677,207	761,305	673,336
Add Accrued interest receivable	1,263	1,812	1,246	1,628
Total	763,768	679,019	762,551	674,964
Less Allowance for doubtful accounts	(24,217)	(31,703)	(22,617)	(26,712)
Less Revaluation allowance for debt restructuring	(1,635)	(1,290)	(1,630)	(1,259)
Total	737,916	646,026	738,304	646,993

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Within 1 year	453,108	429,598	454,264	432,589
Over 1 year	310,660	249,421	308,287	242,375
Total	763,768	679,019	762,551	674,964

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	737,926	-	737,926	659,985	12	659,997
US Dollars	22,504	459	22,963	16,376	451	16,827
Other currencies	2,874	5	2,879	2,187	8	2,195
Total	763,304	464	763,768	678,548	471	679,019

(Million Baht)

	The Bank					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	736,708	-	736,708	655,930	12	655,942
US Dollars	22,504	459	22,963	16,376	451	16,827
Other currencies	2,875	5	2,880	2,187	8	2,195
Total	762,087	464	762,551	674,493	471	674,964

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 2007					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	21,828	506	225	176	723	23,458
Manufacturing and commerce	434,363	6,015	3,458	6,014	10,982	460,832
Property development and construction	40,938	1,041	365	1,366	2,220	45,930
Infrastructure and services	61,234	1,042	260	2,633	1,459	66,628
Housing loans	91,093	1,177	455	649	2,277	95,651
Others	67,048	1,244	656	444	816	70,208
Total	716,504	11,025	5,419	11,282	18,477	762,707
Kasikorn Securities Public Co., Ltd.						1,061
Total						763,768

(Million Baht)

	Consolidated 2006					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,730	487	224	177	1,058	19,676
Manufacturing and commerce	387,605	4,515	4,389	6,026	16,344	418,879
Property development and construction	35,735	701	750	1,437	4,667	43,290
Infrastructure and services	57,555	864	1,386	1,754	2,570	64,129
Housing loans	72,119	1,217	670	635	2,968	77,609
Others	52,386	685	358	269	1,423	55,121
Total	623,130	8,469	7,777	10,298	29,030	678,704
Kasikorn Securities Public Co., Ltd.						315
Total						679,019

(Million Baht)

	The Bank 2007					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	20,694	381	210	172	688	22,145
Manufacturing and commerce	424,487	5,526	3,380	6,000	9,863	449,256
Property development and construction	39,967	964	356	1,364	1,508	44,159
Infrastructure and services	59,183	695	239	2,619	944	63,680
Housing loans	91,021	1,142	455	649	2,010	95,277
Others	85,707	709	547	416	655	88,034
Total	721,059	9,417	5,187	11,220	15,668	762,551

(Million Baht)

	The Bank 2006					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,580	485	224	177	949	19,415
Manufacturing and commerce	380,129	4,342	4,371	6,016	12,537	407,395
Property development and construction	34,701	593	746	1,436	2,491	39,967
Infrastructure and services	55,692	823	1,385	1,749	1,568	61,217
Housing loans	72,042	1,145	670	635	2,441	76,933
Others	68,221	529	327	250	710	70,037
Total	628,365	7,917	7,723	10,263	20,696	674,964

5. Classified by Account Status

(Million Baht)

	Consolidated 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	716,504	330,160	1	3,302
Special Mention	11,025	3,802	2	85*
Sub-Standard	5,419	2,505	100	2,505
Doubtful	11,282	5,863	100	5,863
Doubtful of Loss	18,477	8,906	100	8,906
Allowance established in excess of BoT regulations	-	-		3,556
Kasikorn Securities Public Co.,Ltd.	1,061	-		-
Total	763,768	351,236		24,217

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	Consolidated			
	2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	623,130	313,721	1	3,152*
Special Mention	8,469	2,114	2	42
Sub-Standard	7,777	3,242	100	3,242
Doubtful	10,298	3,805	100	3,805
Doubtful of Loss	29,030	14,130	100	14,130
Allowance established in excess of BoT regulations	-	-		7,332
Kasikorn Securities Public Co.,Ltd.	315	-		-
Total	679,019	337,012		31,703

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	The Bank			
	2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	721,059	355,265	1	3,553
Special Mention	9,417	3,708	2	74
Sub-Standard	5,187	2,477	100	2,477
Doubtful	11,221	5,847	100	5,847
Doubtful of Loss	15,667	7,813	100	7,813
Allowance established in excess of BoT regulations	-	-		2,853
Total	762,551	375,110		22,617

(Million Baht)

	The Bank			
	2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,365	330,787	1	3,308
Special Mention	7,917	2,056	2	40
Sub-Standard	7,723	3,226	100	3,226
Doubtful	10,263	3,794	100	3,794
Doubtful of Loss	20,696	10,201	100	10,201
Allowance established in excess of BoT regulations	-	-		6,143
Total	674,964	350,064		26,712

Unearned interest are as follows:

(Million Baht)

	2007		2006	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Unearned interest	347	3,228	408	1,721

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

As of 31 December 2007 and 2006, non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	15,776	17,600
Total loans used for NPL net ratio calculation [1]	769,419	769,842[2]
Ratio of total loans	2.05	2.29

(Million Baht)

	2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,886	27,282
Total loans used for NPL net ratio calculation [1]	657,798	659,545[2]
Ratio of total loans	3.18	4.14

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 December 2007 and 2006 amounting to Baht 29,406 million and Baht 21,358 million, respectively.

As of 31 December 2007 and 2006, non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	31,915	34,980
Total loans used for NPL gross ratio calculation [1]	785,557	787,222[2]
Ratio of total loans	4.06	4.44

(Million Baht)

	2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	38,291	46,495
Total loans used for NPL gross ratio calculation [1]	675,202	678,758[2]
Ratio of total loans	5.67	6.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 December 2007 and 2006 amounting to Baht 29,406 million and Baht 21,358 million, respectively.

As of 31 December 2007 and 2006, non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2007				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	48,357	7,118	241	204	55,920
Total loans used for ratio Calculation*	785,557	7,118	3,718	20,234	787,221**
Percentage of total loans	6.16	100.00	6.47	1.01	7.10

(Million Baht)

	2006				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	49,637	9,358	232	77	59,304
Total loans used for ratio Calculation*	675,202	9,358	4,277	11,279	678,758**
Percentage of total loans	7.35	100.00	5.42	0.68	8.74

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 31 December 2007 and 2006 amounting to Baht 29,406 million and Baht 21,358 million, respectively.

As of 31 December 2007 and 2006 loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	2007			2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	37	31	2	69	27	15

(Million Baht)

	The Bank					
	2007			2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	37	31	2	69	27	15

As of 31 December 2007 and 2006 the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	2007			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	3,745
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,305
	Bills	At Call	Money Market Rate + Spread 1% at least	560
	Loans	1-4 Years	Fixed Rate	959
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	240
	Loans	1-5 Years	Fixed Rate	21,596

(Million Baht)

	2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,550
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,690
	Bills	At Call	Money Market Rate + Spread 1% at least	540
	Loans	1-2 Years	Fixed Rate	735
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	905
	Loans	1-5 Years	Fixed Rate	9,938

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 December 2007 and 2006 the Bank has set up an estimate for loss sharing amounting to Baht 782 million and Baht 694 million, respectively.

For the year ended 31 December 2007, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 December 2007 was Baht 14,557 million and the estimated total transfer price up to 31 December 2007 was Baht 10,123 million. As of 31 December 2007, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 31 December 2007, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

9 TROUBLED DEBT RESTRUCTURING

During the years ended 31 December 2007 and 2006, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2007		2006		2007		2006	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	738	7,469	2,269	14,003	630	6,674	1,975	11,263
Debt restructuring contracts that incurred no losses	23,457	22,491	14,075	17,827	23,403	22,270	13,974	17,273
Total	24,195	29,960	16,344	31,830	24,033	28,944	15,949	28,536

Losses on debt restructuring for the years ended 31 December 2007 and 2006 were as follows:

(Million Baht)

		Consolidated 2007				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	135	1,029	-	Cash, land, premises and investments	631	398
Changes of repayment conditions	586	6,084	5,956	-	-	967
Debt restructuring in various forms	17	356	302	Cash, land, premises and investments	51	59
Total	738	7,469	6,258		682	1,424

(Million Baht)

		Consolidated 2006				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,723	6,255	-	Cash, land, premises and investments	3,524	2,731
Changes of repayment conditions	500	5,910	5,546	-	-	687
Debt restructuring in various forms	46	1,850	271	Cash, land, premises and investments	372	1,282
Total	2,269	14,015	5,817		3,896	4,700

(Million Baht)

The Bank

2007

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	78	697	-	Cash, land, premises and investments	374	323
Changes of repayment conditions	536	5,628	5,629	-	-	828
Debt restructuring in various forms	16	349	298	Cash, land, premises and investments	51	56
Total	630	6,674	5,927		425	1,207

(Million Baht)

The Bank

2006

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,622	5,892	-	Cash, land, premises and investments	3,276	2,616
Changes of repayment conditions	310	3,527	3,440	-	-	363
Debt restructuring in various forms	43	1,844	269	Cash, land, premises and investments	370	1,281
Total	1,975	11,263	3,709		3,646	4,260

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the years ended 31 December 2007 and 2006 are as follows:

(Million Baht)

	Consolidated							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	468	4,326	4,223	3,749	393	4,068	2,492	1,733
5 to 10 years	54	1,511	1,461	1,406	77	2,415	2,185	1,993
Over 10 years	81	603	574	528	76	1,277	1,140	1,132
Total	603	6,440	6,258	5,683	546	7,760	5,817	4,858

(Million Baht)

	The Bank							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	430	4,101	4,061	3,680	262	2,964	1,530	960
5 to 10 years	49	1,344	1,334	1,308	54	2,090	1,862	1,705
Over 10 years	73	532	532	521	37	317	317	316
Total	552	5,977	5,927	5,509	353	5,371	3,709	2,981

The Bank and its subsidiaries recognized interest income from debt restructuring for the years ended 31 December 2007 and 2006 as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	678	705	625	604

As of 31 December 2007 and 2006 the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Debt restructuring contracts that incurred losses	237	107

As of 31 December 2007 and 2006 the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	5,571	4,858	5,510	2,981
Debt restructuring contracts that incurred no losses	13,922	11,585	13,910	11,516
Total	19,493	16,443	19,420	14,497

As of 31 December 2007 and 2006 the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	12,196	15,725	11,714	14,539
Debt restructuring contracts that incurred no losses	28,441	27,470	28,334	27,188
Total	40,637	43,195	40,048	41,727

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the year were as follows:

(Million Baht)

Consolidated

2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	3,157	42	3,242	3,805	14,130	7,327	31,703
Transferred from investments in receivables	-	-	-	-	9	-	9
Doubtful accounts (reversal)	145	43	(737)	2,058	6,414	(3,629)	4,294
Bad debts recovered	-	-	-	-	456	-	456
Bad debts written off	-	-	-	-	(6,548)	-	(6,548)
Others	-	-	-	-	(5,555)	(142)	(5,697)
Balance at end of the year	3,302	85	2,505	5,863	8,906	3,556	24,217

(Million Baht)

Consolidated

2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	(2,531)	(60)	3,037	1,186	3,159	(4,096)	695
Bad debts recovered	-	-	-	-	605	-	605
Bad debts written off	-	-	-	-	(7,295)	-	(7,295)
Others	-	-	-	-	2,842	-	2,842
Balance at end of the year	3,157	42	3,242	3,805	14,130	7,327	31,703

(Million Baht)

The Bank

2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	3,313	40	3,226	3,794	10,201	6,138	26,712
Doubtful accounts (reversal)	240	34	(749)	2,053	5,991	(3,285)	4,284
Bad debt recovered	-	-	-	-	456	-	456
Bad debt written off	-	-	-	-	(4,609)	-	(4,609)
Others	-	-	-	-	(4,226)	-	(4,226)
Balance at end of the year	3,553	74	2,477	5,847	7,813	2,853	22,617

(Million Baht)

The Bank

2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	(2,420)	(57)	3,024	1,188	2,002	(2,641)	1,096
Bad debt recovered	-	-	-	-	605	-	605
Bad debt written off	-	-	-	-	(4,902)	-	(4,902)
Others	-	-	-	-	3,109	-	3,109
Balance at end of the year	3,308	40	3,226	3,794	10,201	6,143	26,712

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the year were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Balance at beginning of the year	1,289	2,672	1,259	2,355
Increase	1,068	552	1,057	505
Decrease due to write off	(630)	(2,076)	(630)	(2,076)
Change of classification	(5)	(115)	-	167
Amortization to interest income	(168)	(136)	(137)	(84)
Others	81	392	81	392
Balance at end of the year	1,635	1,289	1,630	1,259

12 PROPERTIES FORECLOSED

Properties foreclosed of 31 December 2007 and 2006 consisted:

(Million Baht)

	Consolidated			
	2007			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,021	4,549	(5,888)	16,682
1.2 Movable assets	28	-	-	28
Total	18,049	4,549	(5,888)	16,710
2. Others	679	28	(74)	633
Total Foreclosed Properties	18,728	4,577	(5,962)	17,343
Less Allowances for impairment	(2,232)	(695)	949	(1,978)
Total Foreclosed Properties – net	16,496	3,882	(5,013)	15,365

(Million Baht)

	Consolidated 2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	19,984	5,186	(7,149)	18,021
1.2 Movable assets	28	-	-	28
Total	20,012	5,186	(7,149)	18,049
2. Others	752	1	(74)	679
Total Foreclosed Properties	20,764	5,187	(7,223)	18,728
Less Allowances for impairment	(3,301)	(651)	1,720	(2,232)
Total Foreclosed Properties – net	17,463	4,536	(5,503)	16,496

(Million Baht)

	The Bank 2007			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,301	3,872	(4,546)	12,627
1.2 Movable assets	28	-	-	28
Total	13,329	3,872	(4,546)	12,655
2. Others	106	23	(64)	65
Total Foreclosed Properties	13,435	3,895	(4,610)	12,720
Less Allowances for impairment	(1,796)	(429)	757	(1,468)
Total Foreclosed Properties - net	11,639	3,466	(3,853)	11,252

(Million Baht)

	The Bank			
	2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,036	4,197	(5,932)	13,301
1.2 Movable assets	28	-	-	28
Total	15,064	4,197	(5,932)	13,329
2. Others	161	1	(56)	106
Total Foreclosed Properties	15,225	4,198	(5,988)	13,435
Less Allowances for impairment	(2,622)	(541)	1,367	(1,796)
Total Foreclosed Properties - net	12,603	3,657	(4,621)	11,639

Transfer of Non-Performing Assets to Bangkok Commercial Asset Management Co., Ltd. (BAM)

On 9 October 2006, the Bank entered into an agreement with Bangkok Commercial Asset Management Co., Ltd. (BAM) for the transfer of non-performing assets (NPA), as of 30 November 2006. The transfer price would be prorated by the appraised value of each property varied by liquidity condition of the asset. This is in compliance with Bank of Thailand Directive, Re: "Requirements and Operational Procedures for Asset Management Companies," dated 27 November 2000, and the Royal Decree on Asset Management Companies, B.E. 2541. The Bank is required to complete the classification of NPA within 120 days from the agreement-signing date. BAM will examine the assets before confirming to the Bank the purchase price on individual assets within 30 days from the date of asset classification made by the Bank. The Bank and BAM will enter into a sell and purchase agreement within 30 days from the signing date of a NPA transfer agreement. The Bank will then submit relevant ownership documents to BAM within 30 days from the signing date of the NPA transfer agreement. Payment for NPA will be in the form of non-interest bearing promissory notes. The term of the promissory notes will depend upon the liquidity of NPA being transferred.

As of 31 December 2007, the Bank has transfered NPA under the terms stated above and received non-interest bearing promissory notes in the amount of Baht 318 million. The stated non-interest bearing promissory notes are accounted for using the amortized cost method.

13 CLASSIFIED ASSETS

As of 31 December 2007 and 2006, assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	739,772	-	-	739,772
Special Mention	-	10,924	-	-	10,924
Sub-Standard	-	5,419	-	-	5,419
Doubtful	-	11,282	-	-	11,282
Doubtful of Loss	4,712	18,477	1,200	617	25,006
Total	4,712	785,874	1,200	617	792,403

(Million Baht)

	Consolidated 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	623,846	-	-	623,846
Special Mention	-	8,382	-	-	8,382
Sub-Standard	-	7,777	-	-	7,777
Doubtful	-	10,298	-	-	10,298
Doubtful of Loss	5,459	29,030	1,340	705	36,534
Total	5,459	679,333	1,340	705	686,837

(Million Baht)

	The Bank 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	744,328	-	-	744,328
Special Mention	-	9,315	-	-	9,315
Sub-Standard	-	5,187	-	-	5,187
Doubtful	-	11,221	-	-	11,221
Doubtful of Loss	4,672	15,668	793	614	21,747
Total	4,672	785,719	793	614	791,798

(Million Baht)

	The Bank 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	629,081	-	-	629,081
Special Mention	-	7,830	-	-	7,830
Sub-Standard	-	7,723	-	-	7,723
Doubtful	-	10,263	-	-	10,263
Doubtful of Loss	5,263	20,696	995	691	27,645
Total	5,263	675,593	995	691	682,542

14 PREMISES AND EQUIPMENT

Changes in premises and equipment for the years ended 31 December 2007 and 2006 are summarized as follows:

(Million Baht)

Consolidated

2007

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,925	-	-	-	(16)	2,909	-	-	-	-	-	431	(8)	423	2,494	2,486
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	9,074	-	124	-	(14)	9,184	3,640	183	-	(7)	3,816	159	-	159	5,275	5,209
Revalued cost	6,967	-	-	-	(10)	6,957	3,212	137	-	(5)	3,344	-	-	-	3,755	3,613
Equipment	14,322	34	1,086	(919)	(49)	14,474	10,751	879	(905)	(50)	10,675	8	-	8	3,563	3,791
Others	1,147	3,519	-	(15)	(1,243)	3,408	68	47	(14)	(1)	100	-	-	-	1,079	3,308
Total	40,562	3,553	1,210	(934)	(1,332)	43,059	17,671	1,246	(919)	(63)	17,935	598	(8)	590	22,293	24,534

(Million Baht)

Consolidated

2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,975	29	13	(91)	(1)	2,925	-	-	-	-	-	449	(18)	431	2,526	2,494
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	9,460	2	32	(420)	-	9,074	3,524	197	(81)	-	3,640	250	(91)	159	5,686	5,275
Revalued cost	6,967	-	-	-	-	6,967	3,070	142	-	-	3,212	-	-	-	3,897	3,755
Equipment	12,732	20	1,762	(174)	(18)	14,322	10,194	741	(169)	(15)	10,751	-	8	8	2,538	3,563
Others	728	2,265	4	(17)	(1,833)	1,147	61	21	(14)	-	68	-	-	-	667	1,079
Total	38,989	2,316	1,811	(702)	(1,852)	40,562	16,849	1,101	(264)	(15)	17,671	699	(101)	598	21,441	22,293

Depreciation presented in the statement of income of the Bank and its subsidiaries for the the years ended 31 December 2007 and 2006 amounted to Baht 1,246 million and Baht 1,101 million, respectively (including depreciation on building revaluation of Baht 137 million and Baht 142 million, respectively). As of 31 December 2007 and 2006, premises and equipment with an original cost of Baht 7,883 million and Baht 8,330 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

2007

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,892	-	-	-	(15)	2,877	-	-	-	-	-	431	(8)	423	2,461	2,454
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	8,875	-	125	-	(14)	8,986	3,546	173	-	(7)	3,712	159	-	159	5,170	5,115
Revalued cost	6,967	-	-	-	(10)	6,957	3,212	137	-	(5)	3,344	-	-	-	3,755	3,613
Equipment	14,204	1	1,086	(914)	(49)	14,328	10,696	856	(901)	(48)	10,603	8	-	8	3,500	3,717
Others	991	3,207	-	-	(1,242)	2,956	-	-	-	-	-	-	-	-	991	2,956
Total	40,056	3,208	1,211	(914)	(1,330)	42,231	17,454	1,166	(901)	(60)	17,659	598	(8)	590	22,004	23,982

(Million Baht)

The Bank

2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,851	29	13	-	(1)	2,892	-	-	-	-	-	431	-	431	2,420	2,461
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	8,847	-	28	-	-	8,875	3,369	177	-	-	3,546	159	-	159	5,319	5,170
Revalued cost	6,967	-	-	-	-	6,967	3,070	142	-	-	3,212	-	-	-	3,897	3,755
Equipment	12,617	4	1,764	(163)	(18)	14,204	10,150	721	(160)	(15)	10,696	-	8	8	2,467	3,500
Others	577	2,236	-	-	(1,822)	991	-	-	-	-	-	-	-	-	577	991
Total	37,986	2,269	1,805	(163)	(1,841)	40,056	16,589	1,040	(160)	(15)	17,454	590	8	598	20,807	22,004

Depreciation presented in the statement of income of the Bank for the years ended 31 December 2007 and 2006 amounted to Baht 1,166 million and Baht 1,040 million, respectively including depreciation on building revaluation of Baht 137 million and Baht 142 million, respectively). As of 31 December 2007 and 2006, premises and equipment with an original cost of Baht 7,824 million and Baht 8,285 million, respectively, were fully depreciated but still in use.

15 INTANGIBLE ASSETS

Changes in intangible assets for the years ended 31 December 2007 and 2006 are summarized as follows:

(Million Baht)

Consolidated

2007

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Leasehold	943	197	(6)	1,134	510	67	(6)	571	433	563
Application software	6,171	2,581	(465)	8,287	2,597	606	(5)	3,198	3,574	5,089
Goodwill	1,436	-	-	1,436	125	144	-	269	1,311	1,167
Others	12	-	-	12	11	1	-	12	1	-
Total	8,562	2,778	(471)	10,869	3,243	818	(11)	4,050	5,319	6,819

(Million Baht)

Consolidated

2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	62	(1)	943	463	48	(1)	510	-	-	-	419	433
Application softwares	5,152	1,396	(377)	6,171	2,076	524	(3)	2,597	54	(54)	-	3,022	3,574
Goodwill	1,436	-	-	1,436	(18)	143	-	125	-	-	-	1,454	1,311
Others	12	-	-	12	7	4	-	11	-	-	-	5	1
Total	7,482	1,458	(378)	8,562	2,528	719	(4)	3,243	54	(54)	-	4,900	5,319

Amortization presented in the statement of income of the Bank and its subsidiaries for the years ended 31 December 2007 and 2006 amounted to Baht 818 million and Baht 719 million, respectively. As of 31 December 2007 and 2006, intangible assets with an original cost of Baht 1,260 million and Baht 1,175 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

2007

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Leasehold	943	197	(6)	1,134	510	67	(6)	571	433	563
Application software	6,086	2,563	(465)	8,184	2,547	594	(5)	3,136	3,539	5,048
Total	7,029	2,760	(471)	9,318	3,057	661	(11)	3,707	3,972	5,611

(Million Baht)

The Bank

2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	62	(1)	943	463	48	(1)	510	-	-	-	419	433
Application softwares	5,077	1,386	(377)	6,086	2,038	512	(3)	2,547	54	(54)	-	2,985	3,539
Total	5,959	1,448	(378)	7,029	2,501	560	(4)	3,057	54	(54)	-	3,404	3,972

Amortization presented in the statement of income of the Bank for the year ended 31 December 2007 and 2006 amounted to Baht 661 million and Baht 560 million, respectively. As of 31 December 2007 and 2006, intangible assets with an original cost of Baht 1,224 million and Baht 1,152 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits as of 31 December 2007 and 2006 were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Current	42,507	41,522	42,753	41,860
Savings	391,866	345,358	392,206	345,669
Term				
- Less than 6 months	211,269	177,525	211,269	177,525
- 6 months and less than 1 year	66,032	107,122	66,032	107,542
- 1 year and over 1 year	72,148	74,733	72,148	74,732
Total	783,822	746,260	784,408	747,328

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Within 1 year	781,963	743,380	782,549	744,448
Over 1 year	1,859	2,880	1,859	2,880
Total	783,822	746,260	784,408	747,328

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	754,724	19,968	774,692	722,735	17,471	740,206
US Dollars	8,003	195	8,198	5,314	150	5,464
Other currencies	778	154	932	513	77	590
Total	763,505	20,317	783,822	728,562	17,698	746,260

(Million Baht)

	The Bank					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	755,310	19,968	775,278	723,803	17,471	741,274
US Dollars	8,003	195	8,198	5,314	150	5,464
Other currencies	778	154	932	513	77	590
Total	764,091	20,317	784,408	729,630	17,698	747,328

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) of 31 December 2007 and 2006 consisted:

(Million Baht)

	Consolidated					
	2007			2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	7,475	7,475	-	10,122	10,122
Commercial banks	4,098	43	4,141	1,329	2	1,331
Other banks	98	-	98	133	-	133
Finance, securities and credit foncier companies	881	-	881	1,381	26	1,407
Other financial institutions	-	1,400	1,400	898	2,581	3,479
Total Domestic	5,077	8,918	13,995	3,741	12,731	16,472
2. Foreign						
US Dollars	11	-	11	484	-	484
Yen	27	-	27	-	-	-
Other currencies	152	-	152	733	-	733
Total Foreign	190	-	190	1,217	-	1,217
Total Domestic and Foreign	5,267	8,918	14,185	4,958	12,731	17,689

(Million Baht)

	The Bank					
	2007			2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	7,475	7,475	-	10,122	10,122
Commercial banks	4,234	43	4,277	1,365	3	1,368
Other banks	98	-	98	133	-	133
Finance, securities and						
credit foncier companies	881	-	881	1,381	386	1,767
Other financial institutions	-	1,400	1,400	898	2,581	3,479
Total Domestic	5,213	8,918	14,131	3,777	13,092	16,869
2. Foreign						
US Dollars	11	-	11	484	-	484
Yen	27	-	27	-	-	-
Other currencies	152	-	152	733	-	733
Total Foreign	190	-	190	1,217	-	1,217
Total Domestic and Foreign	5,403	8,918	14,321	4,994	13,092	18,086

18 SHORT-TERM BORROWINGS

The Bank issued short-term unsubordinated debentures in name certificates without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings of 31 December 2007 and 2006 consisted:

(Million Baht)

Consolidated

	2007			2006		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	63-84	3.30-3.40	1,523	2-148	4.98-5.20	6,576
2/2548	1-2	3.00	4,255	1-77	5.13-5.30	5,280
1/2549	-	-	-	4-154	4.98-5.20	6,545
2/2549	2-71	3.00-3.35	8,300	3-113	4.98-5.00	6,960
Other borrowings	1-278	0.50-3.60	24,997	52-359	4.60-5.00	4,065
Total			39,075			29,426

(Million Baht)

The Bank

	2007			2006		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	63-84	3.30-3.40	1,523	2-148	4.98-5.20	6,576
2/2548	1-2	3.00	4,255	1-77	5.13-5.30	5,280
1/2549	-	-	-	4-154	4.98-5.20	6,545
2/2549	2-71	3.00-3.35	8,300	3-113	4.98-5.00	6,960
Other borrowings	1-278	0.50-3.60	24,600	52-359	4.60-5.00	4,253
Total			38,678			29,614

19 LONG-TERM BORROWINGS

Long-term borrowings as of 31 December 2007 and 2006 consisted of :

(Million Baht)

	Consolidated and The Bank					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Other borrowings	301	-	301	1,865	-	1,865
Subordinated Debentures	-	6,724	6,724	-	7,174	7,174
Subordinated Debentures						
KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,301	6,724	19,025	13,865	7,174	21,039

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

20 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	1 – 31 August 2000	7 – 28 December 2001	2 – 30 December 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	28 Dec 2001 – 30 Dec 2005	30 Dec 2002 – 29 Dec 2006	30 Dec 2003 – 30 Dec 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

			Number of Unit
The movements of warrants during the year	Phase 2	Phase 3	Total
Beginning balance as of 1 January 2006	811,520	12,082,868	12,894,388
Less Exercised	(635,760)	(4,784,398)	(5,420,158)
Less Exercise right terminated by employee's retirement	(57,340)	(428,890)	(486,230)
Less Exercise right expired	(118,420)	-	(118,420)
Ending balance as of 31 December 2006	-	6,869,580	6,869,580
Less Exercised	-	(6,652,068)	(6,652,068)
Less Exercise right terminated by employee's retirement	-	(60,176)	(60,176)
Less Exercise right expired	-	(157,336)	(157,336)
Ending balance as of 31 December 2007	-	-	-

21 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2007 was based on profit attributable to ordinary shareholders of Baht 15,005 million and Baht 15,004 million, respectively (2006: Baht 13,664 million and Baht 13,741 million, respectively) and the weighted average number of ordinary shares outstanding for the years ended 31 December 2007 of 2,387,438,198 shares (2006: 2,381,473,532 shares).

The calculation of the weighted average number of ordinary shares outstanding for the year ended 31 December 2007 is as follows:

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares (Shares)	
	Number of shares	Amount (Million Baht)	For the years Ended 31 December	
			2007	2006
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733		2,373,293,667
Add:				
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)				
2006				
11 January :	7,894,300	79		7,678,018
11 April :	390,600	4		283,586
12 July :	362,566	3		171,847
11 October :	206,600	2		46,414
	8,854,066	88		8,179,865
Issued ordinary shares as of 31 December 2006	2,382,147,733	23,821	2,382,147,733	
2007				
11 January :	4,460,392	45	4,338,189	
11 April :	1,004,336	10	729,175	
11 July :	356,852	4	170,116	
10 October :	233,004	2	52,985	
Issued ordinary shares as of 31 December 2007	2,388,202,317	23,882	5,290,465	
Weighted average number of ordinary Shares as of 31 December			2,387,438,198	2,381,473,532

22 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 December 2007 and 2006 were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

		(Million Baht)
	2007	2006
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,895	41,725
Legal reserves	2,160	1,470
Net income after appropriation	38,662	28,742
Total Tier 1 Capital	82,717	71,937
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,806	1,877
Surplus on marketable equity securities revaluation	179	105
Provision for normal assets	4,858	4,053
Subordinated debentures	18,685	19,136
Total Tier 2 Capital	29,816	29,459
Total Capital Requirements	112,533	101,396

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2007	2006
Total Capital Requirements	14.62	14.74
Tier-1 Capital	10.74	10.45

23 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand requires that subsidiary companies shall allocate not less 5 percent of its annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

24 DIVIDEND PAYMENTS

On 30 August 2007, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating results at the rate of Baht 0.50 per share, totaling Baht 1,194 million, which was paid on 27 September 2007.

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

On 31 August 2006, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating results at the rate of Baht 0.50 per share, totaling Baht 1,191 million, which was paid on 27 September 2006.

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

25 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for the years ended 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
General customers	4,294	695	4,284	1,096
Financial institutions	(4)	(43)	(4)	(43)
Total	4,290	652	4,280	1,053

26 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for the years ended 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	1,068	552	1,057	505
Transferred assets lower than investments in receivables	529	4,215	323	3,822
Total	1,597	4,767	1,380	4,327

27 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Deposits	33	438
Government bonds	3,147	5,581
State enterprise bonds	3,155	3,136
Foreign bonds	137	145
Total	6,472	9,300

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

28 CONTINGENCIES

Contingencies as of 31 December 2007 and 2006 consisted of:

(Million Baht)

	Consolidated					
	2007			2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	925	-	925	441	-	441
Letters of indemnity-borrowing	-	217	217	20	178	198
Other guarantees	65,438	7,157	72,595	49,767	6,016	55,783
Letters of credit	1,277	19,220	20,497	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	38,162	299,976	338,138	25,911	173,130	199,041
Sale agreements	8,057	364,414	372,471	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	318,979	67,813	386,792	165,554	63,315	228,869
Sale agreements	318,579	84,325	402,904	165,129	47,826	212,955
Credit Default Swap	-	1,520	1,520	-	721	721
Unused credit line of overdraft	126,933	-	126,933	118,482	-	118,482
Others	1,456	6,041	7,497	760	5,545	6,305
Total	879,806	850,683	1,730,489	542,232	608,064	1,150,296

(Million Baht)

	The Bank					
	2007			2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	925	-	925	441	-	441
Letters of indemnity-borrowing	-	217	217	20	178	198
Other guarantees	65,341	6,941	72,282	49,753	5,889	55,642
Letters of credit	1,277	19,220	20,497	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	38,162	299,976	338,138	25,911	173,130	199,041
Sale agreements	8,057	364,414	372,471	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	318,979	67,813	386,792	165,554	63,315	228,869
Sale agreements	318,579	84,325	402,904	165,129	47,826	212,955
Credit Default Swap	-	1,520	1,520	-	721	721
Unused credit line of overdraft	126,933	-	126,933	118,482	-	118,482
Others	1,438	6,041	7,479	706	5,545	6,251
Total	879,691	850,467	1,730,158	542,164	607,937	1,150,101

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,201 million and Baht 13,594 million as of 31 December 2007 and 2006, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

29 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of their paid-up capital as of 31 December 2007 and 2006 are summarized as follows:

(Million Baht)

	Consolidated	
	2007 End of Year	2006 End of Year
Loans		
1. Executive officers	18	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	820	1,159
Total	838	1,182
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	44	95
Total	44	95

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	2007 End of Year	2006 End of Year
Loans		
1. Executive officers	18	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)]	30,226	22,594
Total	30,244	22,617
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	56	152
Total	56	152

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly 31 December 2007	31 December 2006	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
KHAO KLA Venture Capital Management Co., Ltd.	Subsidiary	100.00%	-	Ordinary share	Venture Capital Management
K-SME Venture Capital Co., Ltd	Subsidiary	100.00%	-	Ordinary share	Venture Capital
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support	Subsidiary	100.00%	100.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	31 December 2007	31 December 2006
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	6,550	8,925
Deduction	(2,805)	(2,375)
Ending balance	3,745	6,550
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	10	26
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	32	52

	(Million Baht)	
	The Bank	
	For the Year Ended 31 December	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	178	281

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2007 and 2006 the pledged deposits were Baht 32 million and Baht 52 million, respectively.

As at 31 December 2007 and 2006, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 38 million and Baht 66 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies as of 31 December 2007 and 2006 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	21,836	10,843
- Kasikorn Factoring Co., Ltd.	-	-	3,825	3,965
Interbank and Money Market Items (Assets)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	-	75
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	33	23
- Kasikorn Leasing Co., Ltd.	-	-	15	14
Deposits				
Subsidiary Companies				
- Progress Gunpai Co., Ltd.	164	116	164	116
- Kasikorn Factoring Co., Ltd.	-	-	162	254
- Kasikorn Leasing Co., Ltd.	-	-	156	269
- Kasikorn Asset Management Co., Ltd.	-	-	84	23
- Progress Software Co., Ltd.	62	82	62	82
- Progress Plus Co., Ltd.	42	26	42	26
- Kasikorn Research Center Co., Ltd.	-	-	30	21
- Progress Services Co., Ltd.	26	26	26	26
- Progress Facilities Management Co., Ltd.	23	21	23	21
- Progress Management Co., Ltd.	23	15	23	15
- Progress Appraisal Co., Ltd.	21	24	21	24
- Progress H R Co., Ltd.	19	9	19	9
- Progress Land and Buildings Co., Ltd.	-	-	19	449

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Deposits				
Subsidiary Companies				
- Progress Storage Co., Ltd.	15	13	15	13
- K-SME Venture Capital Co., Ltd	-	-	100	-
Associated Companies				
- Processing Center Co., Ltd.	17	8	17	8
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	324	397
Borrowings				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	306	314
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	73	60	73	60
- Progress Plus Co., Ltd.	47	39	47	39
- Progress Service Support Co., Ltd.	23	-	23	-
- Progress Appraisal Co., Ltd.	14	8	14	8
- Progress HR Co., Ltd.	-	13	-	13
Associated Companies				
- Processing Center Co., Ltd.	11	5	11	5
Contingencies				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	11	4
- Kasikorn Factoring Co., Ltd.	-	-	10	45

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost. As of 31 December 2007 and 2006, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 4 million and Baht 7 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the years ended 31 December 2007 and 2006 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	994	580
Dividend income	-	-	830	268
Fee income	-	-	298	268
Other income	-	13	67	42
Expenses:				
Interest expenses	-	-	40	29
Personnel expenses	-	-	174	109
Other expenses	1,802	1,166	1,916	1,227
Associated Companies				
Expenses:				
Other expenses	58	48	58	48

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the year ended 31 December 2007 and 2006, the Bank incurred expenses amounting to Baht 174 million and Baht 109 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors key executive officers and close members of their families have significant influence as of 31 December 2007 and 2006 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Loans		
- Dole Thailand Co., Ltd.	393	69
- Charoen Pokphand Foods Public Co., Ltd.	357	655
- Bangkok Glass Industry Co., Ltd.	164	344
- Loxley Public Co., Ltd.	162	47
- Jutha Maritime Public Co., Ltd.	66	10
- Yip In Tsoi & Jacks Ltd.	49	7
- Thanakorn Vegetable Oil Products Co., Ltd.	31	240
- Quality Houses Public Co., Ltd.	-	439
- Siam Container Pipe Co., Ltd.	- *	227
- Siam Food Products Public Co., Ltd.	- *	130
- Manager Media Group Public Co., Ltd.	- *	35
Deposits		
- Thai Airways International Public Co., Ltd.	3,964	342
- Muang Thai Life Assurance Co., Ltd.	408	349
- Com - Link Co., Ltd.	188	95
- Serm Suk Public Co., Ltd.	162	430
- Phatra Insurance Public Co., Ltd.	159	256
- Aspac Oil (Thailand) Co., Ltd.	126	58
- Mitsubishi Elevator Asia Co., Ltd.	83	79
- Smithithada Co., Ltd.	77	52
- Loxley Public Co., Ltd.	74	104
- Thai British Security Printing Public Co., Ltd.	67	121
- Nithi Thamrong Co., Ltd.	50	24

* As of 31 December 2007 these companies were not related parties to the Bank.

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Deposits		
- Loxley Trading Co., Ltd.	42	14
- Sup Wattana Co., Ltd.	37	38
- Bangkok Glass Industry Co., Ltd.	33	37
- Floor Install Co., Ltd.	23	1
- The Deves Insurance Public Co,. Ltd.	18	6
- Charoen Pokphand Foods Public Co., Ltd.	18	5
- Suludee Co., Ltd.	16	1
- Sermsuk Beverage Co., Ltd.	14	46
- SCB Securities Co., Ltd.	14	44
- Avant Development Co., Ltd.	14	10
- National ITMX Co., Ltd.	14	5
- SCG Network Management Co., Ltd. **	12	-
- CS Loxinfo Public Co., Ltd.	11	27
- Chanaporn Co., Ltd.	11	10
- SCT Co., Ltd.	10	1
- Trinity Securities Co., Ltd.	8	12
- The Lamsam Estate Co., Ltd.	-	30
- Globex Securities Co., Ltd.	- *	14
- Phatra Real Estate Public Co., Ltd.	- *	11
- Manager Media Group Public Co., Ltd.	- *	11
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	956	717
- Quality Houses Public Co., Ltd.	274	267
- Loxley Public Co., Ltd.	150	388
- Dole Thailand Co., Ltd.	140	76
- SCT Co., Ltd.	128	26

* As of 31 December 2007 these companies were not related parties to the Bank.

** Name has been changed from Cementhai Sales and Marketing Co., Ltd. Since 1 June 2007.

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Contingencies		
- Thai Airways International Public Co., Ltd.	116	1,110
- Yip In Tsoi & Jacks Ltd.	47	84
- Thai British Security Printing Public Co., Ltd.	41	22
- Samart Telcom Public Co., Ltd.	30	30
- Loxley Trading Co., Ltd.	28	43
- Serm Suk Public Co., Ltd.	20	38
- Thanakorn Vegetable Oil Products Co., Ltd.	19	17
- Com - Link Co., Ltd.	13	71
- Internet Thailand Co., Ltd.	12	- **
- Siam Food Products Public Co., Ltd.	- *	713
- Bangkok Glass Industry Co., Ltd.	-	132

* As of 31 December 2007 these companies were not related parties to the Bank.

* * As of 31 December 2006 these companies were not related parties to the Bank.

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Loans	32	35
Deposits	1,345	1,338

30 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

31 COMMITMENTS

Capital Commitments

		(Million Baht)
	Consolidated	
	2007	2006
Contracted but not provided for	4,194	3,507
Authorized but not contracted for	89	26
Total	4,283	3,533

		(Million Baht)
	The Bank	
	2007	2006
Contracted but not provided for	4,186	3,498
Authorized but not contracted for	89	26
Total	4,275	3,524

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of 31 December 2007 and 2006 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	2007	2007
Land/building lease agreements	1 January 2008 – 4 August 2031	698	658
Vehicle lease agreements	1 January 2008 – 2 December 2012	569	533
Others	1 January 2008 – 29 February 2012	16	-
Total		1,283	1,191

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 2006	The Bank 2006
Land/building lease agreements	1 January 2007 – 17 October 2027	564	549
Vehicle lease agreements	1 January 2007 – 30 November 2011	429	403
Others	1 January 2007 – 19 January 2011	20	-
Total		1,013	952

2. Service Agreement

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 31 December 2007 and 2006, the Bank is committed to pay a total service fee of Baht 2,622 million and Baht 3,919 million respectively.

32 EVENTS AFTER BALANCE SHEET DATE

On 10 January 2008, the Bank registered a change in its paid-up share capital as a result of the increase in paid-up capital of 5,057,876 shares at Baht 10 par value, totaling Baht 50,578,760 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore, as of 10 January 2008, the Bank had total paid-up share capital of Baht 23,932,601,930.

33 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	31 December 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	985,316	31,540	1,016,856	(22,338)	994,518
Interbank and money market items - net (assets)	48,640	10,084	58,724	-	58,724
Investments – net	74,607	20,919	95,526	-	95,526
Loans	762,044	461	762,505	-	762,505
Deposits	783,811	11	783,822	-	783,822
Interbank and money market items (liabilities)	14,185	-	14,185	-	14,185
Borrowings	51,376	6,724	58,100	-	58,100
Contingencies	1,742,477	15,026	1,757,503	(27,014)	1,730,489

(Million Baht)

	Consolidated				
	31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	925,340	28,097	953,437	(17,928)	935,509
Interbank and money market items - net (assets)	76,929	5,913	82,842	-	82,842
Investments – net	80,421	21,566	101,987	-	101,987
Loans	676,749	458	677,207	-	677,207
Deposits	746,256	4	746,260	-	746,260
Interbank and money market items (liabilities)	17,223	466	17,689	-	17,689
Borrowings	43,290	7,174	50,464	-	50,464
Contingencies	1,163,344	16,040	1,179,384	(29,088)	1,150,296

(Million Baht)

	The Bank				
	31 December 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	984,947	31,540	1,016,487	(22,338)	994,149
Interbank and money market items-net (assets)	48,597	10,084	58,681	-	58,681
Investments – net	82,881	20,919	103,800	-	103,800
Loans	760,844	461	761,305	-	761,305
Deposits	784,397	11	784,408	-	784,408
Interbank and money market items (liabilities)	14,321	-	14,321	-	14,321
Borrowings	50,979	6,724	57,703	-	57,703
Contingencies	1,742,146	15,026	1,757,172	(27,014)	1,730,158

(Million Baht)

	The Bank (Restated) 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	926,701	28,097	954,798	(17,928)	936,870
Interbank and money market items-net (assets)	76,966	5,913	82,879	-	82,879
Investments – net	88,496	21,566	110,062	-	110,062
Loans	672,878	458	673,336	-	673,336
Deposits	747,324	4	747,328	-	747,328
Interbank and money market items (liabilities)	17,620	466	18,086	-	18,086
Borrowings	43,479	7,174	50,653	-	50,653
Contingencies	1,163,149	16,040	1,179,189	(29,088)	1,150,101

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Year Ended 31 December 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	54,966	1,727	56,693	(1,177)	55,516
Interest expense	17,500	1,762	19,262	(1,177)	18,085
Net income (expense) from interest and dividend	37,466	(35)	37,431	-	37,431
Non-interest income	18,791	106	18,897	-	18,897
Non-interest expense	34,788	128	34,916	-	34,916
Income (loss) before income tax	21,469	(57)	21,412	-	21,412

(Million Baht)

Consolidated

For the Year Ended 31 December 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	51,184	1,392	52,576	(766)	51,810
Interest expense	16,531	1,432	17,963	(766)	17,197
Net income (expense) from interest and dividend	34,653	(40)	34,613	-	34,613
Non-interest income	14,152	3	14,155	-	14,155
Non-interest expense	30,833	147	30,980	-	30,980
Income (loss) before income tax	17,972	(184)	17,788	-	17,788

(Million Baht)

The Bank

For the Year Ended 31 December 2007

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	55,293	1,727	57,020	(1,177)	55,843
Interest expense	17,537	1,762	19,299	(1,177)	18,122
Net income (expense) from interest and dividend	37,756	(35)	37,721	-	37,721
Non-interest income	16,626	106	16,732	-	16,732
Non-interest expense	33,067	128	33,195	-	33,195
Income (loss) before income tax	21,315	(57)	21,258	-	21,258

(Million Baht)

The Bank

For the Year Ended 31 December 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	51,263	1,392	52,655	(766)	51,889
Interest expense	16,557	1,432	17,989	(766)	17,223
Net income (expense) from interest and dividend	34,706	(40)	34,666	-	34,666
Non-interest income	12,723	3	12,726	-	12,726
Non-interest expense	29,522	147	29,669	-	29,669
Income before income tax	17,907	(184)	17,723	-	17,723

34 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank allocates credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the

Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of 31 December 2007 and 2006 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Fixed interest rate	157,614	170,065	161,426	170,282
Floating interest rate	629,144	509,008	624,131	504,920
Total Loans (including financial institutions)	786,758	679,073	785,557	675,202

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning and the ending balances, and the average interest and dividend rates for the year ended 31 December 2007 and 2006 are as follows:

(Million Baht)

	Consolidated					
	2007			2006		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	75,107	3,502	4.66	76,278	4,102	5.38
Securities purchased under resale agreements	16,450	338	2.06	15,850	386	2.44
Investments	101,973	4,650	4.56	103,610	4,446	4.29
Loans	719,856	47,026	6.53	652,076	42,876	6.58
Total	913,386	55,516	6.08	847,814	51,810	6.11
Interest-bearing Liabilities						
Deposits	767,363	15,946	2.08	717,020	14,709	2.05
Interbank and money market items	15,937	203	1.27	18,599	491	2.64
Securities sold under repurchase agreements	2,833	5	0.18	12,955	22	0.17
Borrowings	51,947	1,931	3.72	39,096	1,975	5.05
Total	838,080	18,085	2.16	787,670	17,197	2.18

(Million Baht)

	The Bank					
	2007			2006 (Restated)		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	70,630	3,501	4.96	74,406	4,097	5.51
Securities purchased under resale agreements	16,450	338	2.06	15,850	386	2.44
Investments	111,159	5,510	4.96	114,068	4,714	4.13
Loans	717,320	46,495	6.48	647,029	42,692	6.60
Total	915,559	55,844	6.10	851,353	51,889	6.09
Interest-bearing Liabilities						
Deposits	768,190	15,957	2.08	718,119	14,713	2.05
Interbank and money market items	16,203	214	1.32	18,654	510	2.73
Securities sold under repurchase agreements	2,833	5	0.18	12,955	22	0.17
Borrowings	51,843	1,946	3.75	39,190	1,978	5.05
Total	839,069	18,122	2.16	788,918	17,223	2.18

Financial assets and liabilities, classified by maturity of interest repricing, as of 31 December 2007 and 2006 are shown below:

(Million Baht)

Consolidated

2007

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,051	-	18,051
Interbank and money market Items	4,952	50,398	62	-	-	2,996	-	58,408
Securities purchased under resale agreements	-	10,700	-	-	-	-	-	10,700
Investments	18,432	1,633	16,737	31,112	17,763	12,176	1,469	99,322
Loans	552,810	85,304	1,087	34,624	27,711	8,945	52,024	762,505
Accrued interest receivable	-	-	-	-	-	1,263	-	1,263
Customers' liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other assets	-	-	-	-	-	5,293	-	5,293
Total Financial Assets	576,194	148,035	17,886	65,736	45,474	50,186	53,493	957,004
Financial Liabilities								
Deposits	392,692	313,778	33,832	1,839	-	41,681	-	783,822
Interbank and money market Items	1,677	8,763	600	343	-	2,802	-	14,185
Liabilities payable on demand	-	-	-	-	-	11,117	-	11,117
Borrowings	-	38,198	877	301	18,724	-	-	58,100
Bank's liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other liabilities	-	-	-	-	-	6,107	-	6,107
Total Financial Liabilities	394,369	360,739	35,309	2,483	18,724	63,169	-	874,793
On-balance sheet items	181,825	(212,704)	(17,423)	63,253	26,750	(12,983)	53,493	82,211

(Million Baht)

Consolidated
2006

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,411	-	18,411
Interbank and money market Items	3,003	74,267	3,219	-	-	2,368	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	17,160	3,686	30,895	23,727	16,577	2,041	104,624
Loans	490,824	89,540	11,558	19,909	4,706	1,365	59,304	677,206
Accrued interest receivable	-	-	-	-	-	1,813	-	1,813
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	6,535	-	6,535
Total Financial Assets	504,365	203,167	18,463	50,804	28,433	47,594	61,345	914,171
Financial Liabilities								
Deposits	345,864	181,094	172,834	5,452	-	41,016	-	746,260
Interbank and money market Items	2,246	11,271	1,067	800	-	2,305	-	17,689
Liabilities payable on demand	-	-	-	-	-	6,757	-	6,757
Borrowings	-	27,615	1,811	1,864	19,174	-	-	50,464
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,389	-	9,389
Total Financial Liabilities	348,110	219,980	175,712	8,116	19,174	59,992	-	831,084
On-balance sheet items	156,255	(16,813)	(157,249)	42,688	9,259	(12,398)	61,345	83,087

(Million Baht)

	The Bank							
	2007							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,050	-	18,050
Interbank and money market items	5,142	50,154	-	-	-	3,069	-	58,365
Securities purchased under resale agreements	-	10,700	-	-	-	-	-	10,700
Investments	18,432	1,453	16,737	31,112	17,763	20,867	1,193	107,557
Loans	551,419	89,514	1,359	34,112	27,599	8,945	48,357	761,305
Accrued interest receivable	-	-	-	-	-	1,246	-	1,246
Customers' liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other assets	-	-	-	-	-	3,705	-	3,705
Total Financial Assets	574,993	151,821	18,096	65,224	45,362	57,344	49,550	962,390
Financial Liabilities								
Deposits	393,032	313,778	33,832	1,839	-	41,927	-	784,408
Interbank and money market items	1,810	8,763	600	343	-	2,805	-	14,321
Liabilities payable on demand	-	-	-	-	-	11,117	-	11,117
Borrowings	-	37,801	877	301	18,724	-	-	57,703
Bank's liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other liabilities	-	-	-	-	-	8,766	-	8,766
Total Financial Liabilities	394,842	360,342	35,309	2,483	18,724	66,077	-	877,777
On-balance sheet items	180,151	(208,521)	(17,213)	62,741	26,638	(8,733)	49,550	84,613

(Million Baht)

The Bank

2006

(Restated)

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,410	-	18,410
Interbank and money market items	3,363	73,854	3,219	-	-	2,458	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	16,996	3,555	30,715	23,727	25,561	1,235	112,327
Loans	490,324	96,711	11,596	19,052	4,651	1,365	49,637	673,336
Accrued interest receivable	-	-	-	-	-	1,629	-	1,629
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	5,669	-	5,669
Total Financial Assets	504,225	209,761	18,370	49,767	28,378	55,617	50,872	916,990
Financial Liabilities								
Deposits	346,175	181,094	173,254	5,452	-	41,353	-	747,328
Interbank and money market items	2,280	11,630	1,068	800	-	2,308	-	18,086
Liabilities payable on demand	-	-	-	-	-	6,757	-	6,757
Borrowings	-	27,803	1,811	1,865	19,174	-	-	50,653
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,195	-	9,195
Total Financial Liabilities	348,455	220,527	176,133	8,117	19,174	60,138	-	832,544
On-balance sheet items	155,770	(10,766)	(157,763)	41,650	9,204	(4,521)	50,872	84,446

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions in Baht equivalent, as of 31 December 2007 and 2006 were as follows:

(Million Baht)

	Consolidated 2007 Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	607	44	99	402	232	1,384
Interbank and money market items - net	31,688	5	89	236	889	32,907
Investments - net	20,896	-	-	2	23	20,921
Loans and accrued interest receivables - net	23,047	1,140	86	1,395	255	25,923
Other assets	190	2	2	25	10	229
Total assets	76,428	1,191	276	2,060	1,409	81,364
Liabilities						
Deposits	8,196	101	73	572	186	9,128
Interbank and money market items	236	27	-	2	2	267
Liability on demand	4,869	83	70	296	449	5,767
Borrowings	6,724	-	-	-	-	6,724
Other liabilities	367	11	20	26	97	521
Total liabilities	20,392	222	163	896	734	22,407
Foreign currency position of on-balance items-net	56,036	969	113	1,164	675	58,957
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(60,339)	(963)	(111)	(1,191)	248	(62,356)

(Million Baht)

	Consolidated					
	2006					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	577	29	88	345	188	1,227
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,388	840	59	1,195	250	19,732
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowings	7,174	-	-	-	-	7,174
Other liabilities	4,630	-	18	4	54	4,706
Total liabilities	20,857	137	183	578	361	22,116
Foreign currency position of on-balance items-net	114,827	797	54	1,192	288	117,158
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

(Million Baht)

	The Bank					
	2007					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	607	44	99	402	232	1,384
Interbank and money market items - net	31,688	5	89	236	889	32,907
Investments - net	20,896	-	-	2	23	20,921
Loans and accrued interest receivables - net	23,047	1,140	86	1,395	255	25,923
Other assets	190	2	2	25	10	229
Total assets	76,428	1,191	276	2,060	1,409	81,364
Liabilities						
Deposits	8,196	101	73	572	186	9,128
Interbank and money market items	236	27	-	2	2	267
Liability on demand	4,869	83	70	296	449	5,767
Borrowings	6,724	-	-	-	-	6,724
Other liabilities	366	11	14	26	97	514
Total liabilities	20,391	222	157	896	734	22,400
Foreign currency position of on-balance items-net	56,037	969	119	1,164	675	58,964
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(60,339)	(963)	(111)	(1,191)	248	(62,356)

(Million Baht)

	The Bank 2006 (Restated)					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	577	29	88	345	188	1,227
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,388	840	59	1,195	250	19,732
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowings	7,174	-	-	-	-	7,174
Other liabilities	4,629	-	16	4	54	4,703
Total liabilities	20,856	137	181	578	361	22,113
Foreign currency position of on-balance items-net	114,828	797	56	1,192	288	117,161
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 31 December 2007 and 2006 was as follows:

(Million Baht)

				Consolidated			
				2007			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,051	18,051
Interbank and money market items	8,214	50,194	-	-	-	-	58,408
Securities purchased under resale agreements	-	10,700	-	-	-	-	10,700
Investments	172	14,359	21,985	37,817	18,463	6,526	99,322
Loans	173,842	269,735	8,299	157,722	152,907	-	762,505
Accrued interest receivables	12	1,220	-	13	18	-	1,263
Customers' liability under acceptance	-	1,462	-	-	-	-	1,462
Other assets	-	1,086	-	-	-	4,207	5,293
Total Financial Assets	182,240	348,756	30,284	195,552	171,388	28,784	957,004
Financial Liabilities							
Deposits	434,373	313,778	33,812	1,859	-	-	783,822
Interbank and money market items	4,615	8,127	-	1,143	300	-	14,185
Liability payable on demand	11,117	-	-	-	-	-	11,117
Borrowings	-	38,198	877	301	18,724	-	58,100
Bank's liability under accpetances	-	1,462	-	-	-	-	1,462
Other liabilities	121	2,481	234	80	-	9,023	11,939
Total Financial Liabilities	450,226	364,046	34,923	3,383	19,024	9,023	880,625
Liquidity-net	(267,986)	(15,290)	(4,639)	192,169	152,364	19,761	76,379

(Million Baht)

Consolidated

2006

	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,411	18,411
Interbank and money market items	5,594	75,099	2,164	-	-	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investments	446	18,243	8,812	41,800	30,582	4,741	104,624
Loans	157,919	262,247	7,867	120,895	128,278	-	677,206
Accrued interest receivables	40	1,525	-	100	148	-	1,813
Customers' liability under acceptance	-	525	-	-	-	-	525
Other assets	-	2,188	-	-	-	4,347	6,535
Total Financial Assets	163,999	382,027	18,843	162,795	159,008	27,499	914,171
Financial Liabilities							
Deposits	386,880	177,733	174,645	7,002	-	-	746,260
Interbank and money market items	4,588	10,734	1,067	1,100	200	-	17,689
Liability payable on demand	6,757	-	-	-	-	-	6,757
Borrowings	-	27,614	1,811	1,865	19,174	-	50,464
Bank's liability under accpetances	-	525	-	-	-	-	525
Other liabilities	109	2,944	520	78	-	5,738	9,389
Total Financial Liabilities	398,334	219,550	178,043	10,045	19,374	5,738	831,084
Liquidity-net	(234,335)	162,477	(159,200)	152,750	139,634	21,761	83,087

(Million Baht)

	The Bank						
	2007						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,050	18,050
Interbank and money market items	8,172	50,193	-	-	-	-	58,365
Securities purchased under resale agreements	-	10,700	-	-	-	-	10,700
Investments	131	14,179	21,985	37,592	18,453	15,217	107,557
Loans	171,148	273,337	8,532	156,611	151,677	-	761,305
Accrued interest receivables	-	1,246	-		-	-	1,246
Customers' liability under acceptances	-	1,462	-	-	-	-	1,462
Other assets	-	-	-	-	-	3,705	3,705
Total Financial Assets	179,451	351,117	30,517	194,203	170,130	36,972	962,390
Financial Liabilities							
Deposits	434,959	313,778	33,812	1,859	-	-	784,408
Interbank and money market items	4,615	8,263	-	1,143	300	-	14,321
Liability payable on demand	11,117	-	-	-	-	-	11,117
Borrowings	-	37,801	877	301	18,724	-	57,703
Bank's liability under acceptances	-	1,462	-	-	-	-	1,462
Other liabilities	121	2,483	234	80	-	8,766	11,684
Total Financial Liabilities	450,812	363,787	34,923	3,383	19,024	8,766	880,695
Liquidity-net	(271,361)	(12,670)	(4,406)	190,820	151,106	28,206	81,695

(Million Baht)

	The Bank 2006 (Restated)						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,410	18,410
Interbank and money market items	5,631	75,099	2,164	-	-	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investments	166	18,080	8,680	41,267	30,409	13,725	112,327
Loans	156,192	267,543	7,294	118,774	123,533	-	673,336
Accrued interest receivables	-	1,561	-	68	-	-	1,629
Customers' liability under acceptances	-	525	-	-	-	-	525
Other assets	-	2,071	-	-	-	3,598	5,669
Total Financial Assets	161,989	387,079	18,138	160,109	153,942	35,733	916,990
Financial Liabilities							
Deposits	387,528	177,733	175,065	7,002	-	-	747,328
Interbank and money market items	4,588	11,130	1,068	1,100	200	-	18,086
Liability payable on demand	6,757	-	-	-	-	-	6,757
Borrowings	-	27,803	1,811	1,865	19,174	-	50,653
Bank's liability under acceptances	-	525	-	-	-	-	525
Other liabilities	109	2,953	520	78	-	5,535	9,195
Total Financial Liabilities	398,982	220,144	178,464	10,045	19,374	5,535	832,544
Liquidity-net	(236,993)	166,935	(160,326)	150,064	134,568	30,198	84,446

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 31 December 2007 and 2006.

(Million Baht)

	Consolidated			
	2007		2006	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	18,051	18,051	18,411	18,411
Interbank and money market items – net	58,724	58,724	82,842	82,842
Securities purchased under resale agreements	10,700	10,700	22,200	22,200
Investments – net	103,800	92,362	101,986	101,887
Loans and accrued interest receivables – net	737,916	737,916	646,026	646,580
Customers' liability under acceptances	1,462	1,462	525	525
Other assets	5,293	5,293	6,535	6,535
Total Financial Assets	935,946	924,508	878,525	878,980
Financial Liabilities				
Deposits	783,822	783,822	746,260	746,260
Interbank and money market items	14,185	14,185	17,689	17,689
Liabilities payable on demand	11,117	11,117	6,757	6,757
Borrowings	58,100	58,596	50,465	51,596
Bank's liability under acceptances	1,462	1,462	525	525
Other liabilities	6,107	6,107	9,389	9,389
Total Financial Liabilities	874,793	875,289	831,085	832,216

(Million Baht)

	The Bank			
	2007		2006 (Restated)	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	18,050	18,050	18,410	18,410
Interbank and money market items – net	58,681	58,681	82,879	82,879
Securities purchased under resale agreements	10,700	10,700	22,200	22,200
Investments – net	103,801	100,179	110,062	109,963
Loans and accrued interest receivables – net	738,304	738,304	646,993	646,993
Customers' liability under acceptances	1,462	1,462	525	525
Other assets	3,705	3,705	5,669	5,669
Total Financial Assets	934,703	931,081	886,738	886,639
Financial Liabilities				
Deposits	784,408	784,408	747,328	752,053
Interbank and money market items	14,321	14,321	18,086	18,086
Liabilities payable on demand	11,117	11,117	6,757	6,757
Borrowings	57,703	58,596	50,653	51,596
Bank's liability under acceptances	1,462	1,462	525	525
Other liabilities	8,766	8,766	9,195	9,195
Total Financial Liabilities	877,777	878,670	832,544	838,212

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 31 December 2007 and 2006:

(Million Baht)

	Consolidated and The Bank			
	2007			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	598,714	3,344	602,058	495
Cross currency swaps	14,809	93,742	108,551	(22)
Interest rate swaps	185,243	604,861	790,104	3,314
Credit default swaps	-	100	100	495
Other derivatives	218	1,442	1,660	1

(Million Baht)

	Consolidated and The Bank			
	2006			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	411,169	924	412,093	2,210
Cross currency swaps	12,361	82,888	95,249	1,074
Interest rate swaps	56,832	178,249	235,081	108
Credit default swaps	-	721	721	1
Other derivatives	83	1,001	1,084	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

35 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended 31 December 2006 have been reclassified to conform with the presentation in the financial statements for the year ended 31 December 2007.

36 THAI ACCOUNTING STANDARDS (TAS) NOT YET ADOPTED

The Bank and its subsidiaries have not adopted the following TAS that have been issued as of the balance sheet date but are not yet effective.

The following TAS will become effective for financial periods beginning on or after 1 January 2008.

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption and initial application of these TAS is not expected to have any material impact on the consolidated and bank only financial statements.

37 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 22 February 2008.

EXCELLENCE

RECEIVED

2008 MAR -4 A 8:33

SEC Mail
Mail Processing
Section

MAR 03 2008

Washington, DC
109

Management Discussion and Analysis (MD&A)

For the Year Ending December 31, 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Year Ending December 31, 2007 *

To enhance our competitiveness and maintain our leadership in banking business amid steadily intensifying competition, KASIKORNBANKGROUP works to respond to the diverse needs of each customer segment. One of our latest efforts to reach all customers is presented with our 'K Now': a new dimension of knowledge that goes beyond financial services, embodying a business philosophy best expressed by the phrase, "KASIKORNBANKGROUP: A People to Simplify Your Life."

For our operating performance in 2007, the Bank's consolidated net income totaled Baht 15,005 million, increasing by Baht 1,341 million, or 9.81 percent, due to over-year increases in both net interest and dividend, as well as non-interest income. The increase in net interest and dividend income was due mainly to accelerating loan growth that resulted in net interest margins for 2007 rising to 4.13 percent, up by 0.03 percent over 2006. In the meantime, higher fee income, gains on exchange and on investments were the main contributors to the increase in the Bank's non-interest income.

Regarding our balance sheet, the Bank's consolidated assets totaled Baht 994,518 million, increasing by Baht 59,009 million, or 6.31 percent, over the end of 2006, owing mainly to loan growth. As of December 31, 2007, the Bank's consolidated loans were Baht 762,505 million, increasing by Baht 85,298 million, or 12.60 percent, over 2006. Our ratio of net non-performing loans (NPLs) to total loans had fallen to 2.29 percent by the end of 2007, from 4.14 percent at the end of 2006. Similarly, the ratio of gross non-performing loans to total loans had dropped to 4.45 percent by that time, from 6.85 percent at the end of 2006. These NPL reductions were mainly due to the sale of Bank and Phethai AMC NPLs, in accordance with our policy to reduce them to an appropriate level. Our total consolidated liabilities as of December 31, 2007, amounted to Baht 894,523 million, rising by Baht 47,252 million, or 5.58 percent, over the end of 2006. This was mainly attributable to an increase in deposits, which equaled Baht 783,822 million at the end of 2007, showing a Baht 37,562 million gain – representing 5.03 percent growth – over the end of 2006. Total shareholders' equity was Baht 99,995 million, rising by Baht 11,757 million, or 13.32 percent, over the end of 2006, due to 2007 profits. The capital adequacy ratio of the Bank and our AMC together thus reached 14.62 percent by the end of 2007, significantly above the BOT's minimum requirement of 8.50 percent, where our Tier-1 and Tier-2 capital amounted to 10.74 and 3.87 percent, respectively.

In the Bank's core business operations during 2007, our efforts in product and service developments aiming for customer satisfaction, coupled with various innovative marketing

* In the Annual Report, this information is shown in the "Management Report" section.

campaigns, have resulted in our broad-based loan expansion over the year-end of 2006. The strongest growth was seen in retail business loans, which were 23.90 percent higher, followed closely by SME business loans at 19.56-percent growth, and corporate business loans with a 6.24-percent rise. Despite an uncertain investment and fund-raising outlook, the Bank's corporate finance continued to expand. We remained the underwriter of choice for debentures and participated in numerous syndicated loans to customers in various businesses. Meanwhile, higher fee income was also seen in our currency and interest rate risk management products. However, treasury operations of the Central Treasury Department during 2007 showed a 5.13-percent drop in total interest and dividend income from 2006. This was mainly due to falling domestic interest rates during the year, coupled with volatile liquidity conditions, especially in late 2007.

To facilitate efficient KASIKORNBANKGROUP business operations, we have proceeded with ongoing development of support programs in the areas of human resources and information technology. Considerable emphasis has been placed upon various risk management policies, tools and methodologies improved throughout 2007. In the matter of credit risk, we continue to enforce uniform credit policies throughout KASIKORNBANKGROUP, in line with BOT consolidated supervision guidelines. In addition, we have developed swifter credit underwriting and approval procedures while maintaining prudent control over risks – keeping them at acceptable levels. Regarding market risk management, the Bank has tirelessly developed the necessary platforms and procedures for timely and effective management of risks incurred from complex derivative-related transactions, as well as on other new, more sophisticated products. Not only have we prepared for changes in the operating environment that might have significance to our liquidity risk management, but we have also adopted new liquidity risk management tools, which can handle more complex tasks with higher precision, in accordance with international standards. Bills of exchange were offered to retail customers, thus adding another tool to our liquidity management. Furthermore, our operational risk management controls have been upgraded. All preparations for Basel II compliance have proceeded as planned, and our capital based on Basel II criteria has been reported to management internally on a monthly basis since the beginning of 2007, so we are certain of our ability to efficiently meet all standards embodied in this international capital accord.

Due to our dedication toward various business developments, and our pro-active awareness of good corporate governance, the Bank in 2007 was widely commended with many awards and other marks of recognition from domestic and foreign institutions. Of note was an upgrade in the Bank's Long-Term Subordinated Debt Rating by Moody's Investors Service.

Content

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in 2007 and Outlook for 2008

Thailand's economy grew 4.8 percent year-on-year in 2007, down from the 5.1 percent increase of the preceding year. This slower growth was due to weaker domestic spending following political uncertainty that affected consumer and business sentiment. Despite the stronger Baht, the Thai economy continued to receive support from exports and the surplus in the current account – thanks to growth from new export markets – while exports to the U.S. suffered a contraction.

In 2008, we expect the Thai economy to grow 4.6-5.2 percent over the previous year, while oil prices and the slowdown of the U.S. economy as a result of the sub-prime mortgage fallout will likely remain key deciding factors. Meanwhile, domestic inflation is expected to edge up to 3.0-4.0 percent, from 2.3 percent in 2007, on the back of higher oil prices.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	2008	2007
Private Consumption	1.5-3.5	1.4
Investment	2.5-6.5	1.4
Private	2.0-5.8	0.5
Public	4.2-8.3	4.0
Government Consumption	5.0	10.8
Exports	8.0-12.0	18.1
Imports	12.0-17.0	9.6
Trade Balance (USD millions)	5.7-7.7	12.0
Current Account (USD millions)	7.5-10.5	14.9
Headline CPI Inflation	3.0-4.0	2.3
Gross Domestic Product (GDP)	4.6-5.2	4.8

Source: KASIKORN RESEARCH CENTER Co., Ltd.

Facing higher inflation and uncertainties from the U.S. economic slowdown, the Bank of Thailand, we think, may adopt a more cautious tone in conducting their monetary policy. As a result, commercial banks are likely to wait for a clearer signal from the BOT regarding their interest rate directions. Meanwhile, commercial bank lending in 2008 will depend on whether a turnaround in consumer and business sentiment – following the general election held on December 23, 2007 – will be able to sustain its momentum throughout the rest of the year.

Banking Industry and Competition

In 2007, Thai commercial banking performance exhibited lower total net profit than in 2006 due to the need of many Thai banks to set aside additional allowance for doubtful accounts to meet the prerequisites of the new IAS 39 international accounting standards, as required by the Bank of Thailand (BOT). However, net interest and dividend income rose over 2006, even though its over-year growth rate slowed in line with easing loan growth. According to the BOT's C.B.1.1 report, the Thai banking system – comprised of fourteen banks – showed that total outstanding net loans as of the end of 2007 had risen 5.23 percent over 2006; this represents a deceleration from the performance seen at the end of 2006 of 6.25-percent growth. Deposit growth has followed a similar trend, with 0.06 percent lower total deposits reported as of the end of 2007, versus growth of 6.19 percent seen at the end of 2006. One of the primary reasons for the drop in overall deposits has been the floating of large tranches of FIDF and BOT bonds during the past year, which had the effect of absorbing funds from commercial bank deposits. As for non-performing loans (NPLs) in the Thai commercial banking system, though they increased during 2007, with an increase in net NPLs that reached as high as 4.86 percent of total loans at the end of the third quarter, this ratio dropped to 4.30 percent by the end of the final quarter, which should be compared to the level of 4.52 percent at the end of 2006; the reduction was largely due to write-offs and discounted sales of commercial banks' NPLs to asset management companies.

Amid a softening economic trend that has marginalized consumer and business loan demand, the competition between commercial banks for market share has of course intensified and been manifested in both pricing and non-price marketing strategies. Whether in the speed of credit operations and services, other measures of service quality or aggressive promotional campaigns, commercial banks have undertaken initiatives in all these areas regards to competitively attract customers. Concurrently, as commercial banks have expected that the Thai economy during the post-national election period would improve, and domestic interest rates have already reached the bottom, commercial banks have thus begun to raise their fixed-term deposit interest rates since the third quarter of 2007. This trend continued into the final quarter of the year, having the effect of deepening the competition for deposits between banks.

It is believed that the trend for 2008 will include continued competition among commercial banks. As for loans and credit products, aside from external factors negatively impacting the Thai economy, particularly the looming U.S. economic slowdown, it should also be pointed out that many foreign commercial banks are gaining greater visibility in the market through their increasing stake in some Thai commercial banks, and are competing in novel ways that are more complex than ever before. In the matter of deposits, banks will likely have to adjust their strategies to meet the challenge

of other savings and investment alternatives that will be competing with conventional bank deposits, e.g., capital market instruments that offer higher returns than fixed-term deposits at banks. Beyond these formidable challenges, commercial banks shall have to take into account new regulatory changes instituted by the authorities, with examples being such new imperatives as the Financial Sector Master Plan II, Deposit Protection Agency Act, Financial Institutions Business Act, and of course, the mandates of the Basel II Capital Accord.

❑ Regulatory Changes[1]

Important regulatory changes that occurred and impacted commercial banking operations in the year 2007 are summarized in the following:

- **Type and Valuation of Assets Used as Collateral that can be Deducted from a Book Value of Debts before Calculating Loan Loss Provisioning**

The Bank of Thailand (BOT) issued a notification, ref. ForNorSor. (21) Wor. 938/2550, on May 29, 2007, re: "Type and Valuation of Assets Used as Collateral that can be Deducted from a Book Value of Debts before Calculating Loan Loss Provisioning", wherein the existing table of eligible assets per Section 4.11 of BOT notification, ref. ForNorSor. (21) Wor. 1974/2549, on December 21, 2006, re: "Worthless or Irrecoverable Assets of Commercial Banks", has been revoked and three additional forms of assets that can be deducted from a book value of debts before calculating loan loss provisioning have been added, being:

1. Export Credit Insurance of the Export-Import Bank of Thailand (EXIM Bank), in which claims on such assets have been transferred to commercial banks beforehand. Commercial banks are required to deduct this collateral from the book value of debts up to 75 percent of this collateral valuation, before setting aside provisions.
2. Standby Letters of Credit (SBLC) issued by the EXIM Bank. Valuation of this collateral that can be deducted from the book value of debts is 100 percent of credit limit specified in the SBLC.
3. Avals or Letters of Guarantee (LG) issued by the EXIM Bank. Valuation of this collateral that can be deducted from the book value of debts is up to 95 percent of aval, or guarantee, limits.

The new directive above not only helps provide greater opportunity to commercial bank customers to have better funding access, but also reduces credit risks and the loan loss provisioning burden of commercial banks.

---

[1] Details on other important regulatory changes during 2007 can be found in the MD&A Report for the period ending March 31, 2007 and September 30, 2007.

- **Permission for Commercial Banks to Undertake Investments in Collateralized Debt Obligations (CDO), and Permission to Conduct Deposit and/or Lending Transactions Containing Embedded Derivatives**

The Bank of Thailand (BOT) has announced a notification, ref. ForNorSor. (21) Wor. 179/2550, on November 16, 2007, re: "Permission for Commercial Banks to Undertake Investments in Collateralized Debt Obligations (CDO)", wherein they also cancelled the previous notification, BOT ref. SorNorSor. (21) Wor. 128/2547, on August 25, 2004. They also issued another notification, ref. ForNorSor. (21) Wor. 178/2550, dated November 16, 2007, re: "Permission to Conduct Deposit and/or Lending Transactions Containing Embedded Derivatives", so-called "structured notes", where, likewise, a previous directive was cancelled, that being BOT ref. SorNorSor. (21) Wor. 93/2547, on August 4, 2004. In summary:

- Commercial banks shall have to appraise the fair value of CDOs in their possession as well as the value of Credit-Linked Notes/Deposits, First to default Credit-Linked Notes/Deposits, Proportionate Credit-Linked Notes/Deposits and structured notes, including other hedging instruments similar to the above transactions. If they discover any net loss, this amount must be deducted from their reserve capital, and after such deduction, their capital shall not be less than the minimum capital requirements set by BOT regulations. Appraisals of the fair value of the above instruments are to be conducted every month-end, and if their investments in the subject instruments exceed 1.0 percent of their total assets, they must perform an impact assessment at each day-end. This notification became effective January 1, 2008, and must be applied to their financial statements for the second half of 2007. Disclosures relative to this matter must be placed in the 'Notes' to their financial statements.
- Banks must establish a clear policy for investments and risk management on them. This risk management must be separate and independent from the unit performing investment transactions. Reports on the risk incurred in such investments must be made regularly to the bank's executives.
- Commercial banks must categorize types of investments, post separate accounts on them, specify any impaired value on investments, and make disclosures on any investments in CDOs or structured notes, ensuring that the data is accurate and meets IAS39 international accounting standards.

Both of the above new BOT notifications have the purpose of urging commercial banks to display greater awareness in the conducting of CDO and/or structured note transactions, ensuring that they have undertaken careful management of them and recorded them correctly in their financial

statements according to international accounting standards. They must also demonstrate that they have clear risk management systems in place, appropriate to the level of risk that they are undertaking. They are mandated to ensure that they have sufficient capital to cover these transactions, and must make complete disclosures on the facts of such transactions, including the risk incurred.

With reference to the above, KASIKORNBANK has not undertaken any investments in CDOs; as for structured notes, the Bank has already adjusted our internal operations in accordance with these new BOT regulations. We began to post these transactions in our accounts per IAS39 standards in early 2007. The Bank has already devised appropriate policies for dealing in the subject transactions, strategies for management of risk in them, and clear guidelines for controlling and auditing these transactions, all of which has passed the consideration and approval of the KASIKORNBANK Board of Directors.

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2007 and Outlook for 2008

KASIKORNBANKGROUP ('KGroup') wishes to respond to the diverse needs of our customers via new dimensions by building a knowledge-based organization that adds value to the services we offer our customers in all segments. We intend to offer more to our customers than basic financial services by responding to their lifestyle needs with a business philosophy best expressed by the phrase, "KASIKORNBANKGROUP: A People to Simplify Your Life".

As a part of this monumental effort to reach out to our customers, we are proud to present 'K Now' – which of course can be read as the word 'know' – as a financial advisory service that will offer new vistas in access to financial information, news and tips, all smartly presented to ensure it is all easy to digest to help our customers efficiently manage their wealth. With this important dimension in our new services, KGroup is adding value to what we already offer those who place their trust in us.

As for our retail customers, 'K Now' service will offer customers 'Life of Comfort', fully equipping them with information and modern technology for effective planning and stability in every stage of life, from 'pre-born' to 'retirement'. In brief:

- K Home Smiles Club is a special value-added service exclusively provided to KBank mortgage loan customers. It offers before and after-sale features, covering a valuable directory of information on housing developments, the quality of each development, pricing, steps in applying for a mortgage loan, home design, interior decoration, additions & remodeling, as well as care and maintenance, plus help on problem-solving and repairs. All this information is contained in our refined 'K Now' database that customers can access at our business centers or via the Internet on our website. Our customers will find the

information and listings quite thorough and complete. This is just one of our many value-added services to benefit our customers, aside from merely offering credit products.

- K-WePlan is a personalized financial planning and management service that helps customers plan and manage their money to reach their financial goals. Our customers get a checkup to diagnose their current 'financial health'. Then, they receive guidance in planning to further their personal goals, and are provided with various financial models that suit their situations. Appropriate financial products that fit customer plans and desires are presented by our Customer Financial Planners (CFP), who have successfully passed the Thai Financial Planner (TFP) training program conducted by the Thailand Securities Institute (TSI) of the Securities Exchange of Thailand. They will assist the customer in financial planning through a financial planning program, exclusively developed by KASIKORNBANKGROUP. In 2008, we expect to establish 102 'K-WePlan Centers' at major branches nationwide.

As for our business customers, in addition to a complete range of financial solutions to attend to customers' operational needs, 'K Now' is a great step forward in assisting our business customers in achieving a stable, growing operation where they are not limited by financial constraints. We provide financial services, advice, tips and expertise in doing business domestically and internationally, offer insights into the current and future economic environment, and help customers find business allies and seek out methodologies to effectively reduce operating costs. A notable example of our offered financial solutions is 'K SME Care', in which special support is provided to our SME customers in expanding their businesses. We have a four-sided approach to helping SME customers above and beyond conventional products and services with special aids to reinforce customer business. They are named: C–'Capital', A–'Advice', R–'Research', and E–'Education'.

In addition, the Bank has undertaken many strategic projects to improve our own resources and ensure we can provide the best in support to our customers. A key project to improve upon our services is our K-Transformation Project, which seeks to enhance our operational potential, taking great leaps forward in our capacity to handle business needs. In this program, we are calling upon high technology along with modern management to respond to customers' needs more effectively, where the end-goal is the greater satisfaction of customers with our services. The project also helps our staff to work better and faster, easing operational steps and enhancing the Bank's operations via four component programs, being:

1. Know Our Customer (KOC)

This program is intended to increase our potential in data analysis to better understand our customers. We want to know who our customers are, what their service behavior has been like, what unique characteristics they have that distinguish them from others in their customer segment, what

bank products they have already used and what their additional financial services might be. All this information would be used in marketing efforts to assist in targeting better service to customers, meeting their financial needs and requirements as they arise.

In 2007, we carried out the formation of this database for marketing purposes that has dimensional fields identifying customers, the products/services they use, as well as customer behavior, etc. In utilizing this information, a pilot campaign was launched to targeted customers, offering them our new products and marketing promotions that match their unique profiles.

2. Multi-Channel Sales and Services (MSS)

This program stresses creating a favorable customer service experience via each and every service channel that the Bank provides. Naturally, this means that each service channel must essentially be convenient to use. Our principle "Towards Service Excellence" guarantees an impressive experience made real at all levels via the implementation of strategic initiatives to transform and improve our operational procedures via each service channel. In addition, we are designing and developing our sales and service functions to please our customers.

In 2007, we collected opinions, contributed by our various business units, and developed new operational procedures in six areas: marketing, sales, services, deposit transactions, receipts and payments, as well as credit services.

3. IT Capital (ITC)

This program seeks to develop our core banking system to achieve state-of-the-art performance standards and additional capacity to handle increased computing workloads incurred with new products and services. It is also needed to assist in improved customer analysis, and to ensure greater data security.

4. Financial Information System (FIS)

The Financial Information System program is intended to support computerized accounting functions within KGroup, enabling managers to gain access to different dimensions of KGroup financial information. This program includes all essential features of a modern accounting system, including a Chart of Accounts (CoA), and is being designed with the latest advances and to the latest compliance requirements. This system will also have a single Bank-wide platform for planning and budgeting, as well as procurement support and payments.

In 2007, we adopted a new CoA and a new general ledger system to ascertain that these changes will result in smoother work-flows and a more efficient accounting system.

- Good Corporate Governance

KASIKORNBANK firmly believes that good corporate governance will lead to a sustainable banking operation, and be a key to success and attainment of our ultimate goals of maximum benefits to shareholders and assurance of effective management, under a transparent and clearly higher

standard. This will enable the Bank to maintain our increased competitiveness, as well as greater trust and confidence among shareholders and investors, both domestically and globally, and all other concerned parties. We continue to place great importance on good corporate governance. Major activities during 2007 include:

- We reviewed our Statement of Business Conduct, Code of Conduct, Board Committee Charters and Corporate Governance Policy.
- We entitled eligible shareholders, as specified by the Bank, to submit issues for consideration to include in the agenda of the Annual General Meeting (AGM).
- We entitled eligible shareholders to propose a qualified candidate under the given criteria to be considered for director elections at the AGM.
- We appointed an independent law office to witness and oversee that the AGM was conducted with transparency, in accordance with the Statement of Corporate Governance Principles.
- We published a booklet entitled 'KASIKORNBANKGROUP Corporate Governance' to promote good corporate governance within the organization, and disseminated it to KASIKORNBANKGROUP employees, customers, investors, shareholders and interested parties.

As performing the business operation under the Statement of Good Corporate Governance Principles, KASIKORNBANK has strictly adhered to the Statement of Business Conduct, while remaining accountable to the betterment of society and the environment. The Bank realizes the Corporate Social Responsibilities (CSR) as a part of our efforts toward sustainable development. We organized various CSR activities in 2007 – which can be categorized into four areas, i.e., society, environment, customer and employees – under the CSR policies based on the following criteria:

- To strictly adhere to the Statement of Business Conduct, and to participate in social development and environment protection.
- To encourage officers at all levels to strictly abide by the Code of Conduct and CSR Principles.
- To embark on CSR activities for the benefits of all stakeholders.
- To arrange workplaces by placing considerable emphasis on safety, occupational health, environmental concern and facilitation for officers and customers.
- To promote environmental preservation.
- To avoid credit grants for any projects in contravention of the national environmental protection laws.

Because of our firm determination to promote good corporate governance within KASIKORNBANKGROUP, in 2007, the Bank received numerous awards and mentions of merit in recognition of our corporate governance efforts, such as:

- The 'Corporate Governance Asia Recognition Award 2007' was conferred upon us by *Corporate Governance Asia* magazine.
- The 'Best Corporate Governance' award was gained from a survey conducted by *FinanceAsia* magazine, wherein we received an overall rating among the top three businesses in Thailand, and the highest rating of any Thai bank.
- The 'Best Investor Relations' award for 2007 from *FinanceAsia* magazine
- The 'Best Shareholder Treatment Award' for 2007, given at the 'Shareholder Awards 2007' ceremony, as organized by Thailand Securities Depository Company, Ltd., in cooperation with the Thai Investors Association, Thai Listed Companies Association and the Thai Investor Relations Club
- As a result of the 'Corporate Governance Polls 2007' conducted by *Asiamoney* magazine, in the regional awards for 'Best Companies in Asia for Corporate Governance', KASIKORNBANK was again among the top three finalists; at the country level of awards, we received six commendations, i.e., 'Best Overall for Corporate Governance', 'Best for Disclosure and Transparency', 'Best for Responsibilities of Management and the Board of Directors', 'Best for Shareholders' Rights and Equitable Treatment', 'Best for Investor Relations', and the 'Best Investor Relations Officer' awards.
- Results of an assessment of the KASIKORNBANK AGM for 2007, as carried out by the Securities and Exchange Commission, Thailand (SEC), rated our AGM as 'Excellent', with special commendation for exemplary performance in the conducting of our AGM for the second consecutive year.



2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance for 2007

(Units: Million Baht)

	2007	2006	Change	
			Million Baht	Percent
Income from interest and dividends	55,516	51,810	3,706	7.15
Interest expense	18,085	17,197	888	5.16
Net income from interest and dividends	37,431	34,613	2,818	8.14
Bad debts and doubtful accounts	4,290	651	3,639	558.99
Loss on debt restructuring	1,597	4,767	(3,170)	(66.50)
Non-interest income	18,897	14,155	4,742	33.50
Non-interest expense	29,029	25,561	3,468	13.57
Income tax expense	6,407	4,125	2,282	55.32
Operating profit (Before bad debts and doubtful accounts, and income tax expense)	27,299	23,207	4,092	17.63
Net Income	15,005	13,664	1,341	9.81



Net Income
15,500
15,000
14,500
14,000
13,500
13,000
12,500
Net Income (Million Baht)
14.00
9.00
4.00
-1.00
-6.00
Change (% Y-o-Y)
15,005
13,664
2006
2007

The Bank's 2007 consolidated net income equaled Baht 15,005 million, increasing by Baht 1,341 million, or 9.81 percent, due to our higher earnings ability in tandem with over-year increases in both non-interest and net interest and dividend income. Non-interest income for 2007 totaled Baht 18,897 million, rising by Baht 4,742 million, or 33.50 percent over 2006, due to higher fee income, gains on exchange and on investments. Moreover, net interest and dividend income equaled Baht 37,431 million, rising by Baht 2,818 million, or 8.14 percent, due mainly to accelerating loan growth to 12.60 percent over-year, beating the 8.02 percent as of the end of 2006. As a result, our consolidated net interest margins for 2007 increased to 4.13 percent, being slightly higher than the 4.10 percent for 2006.

However, our non-interest expense increased Baht 3,468 million, due mainly to higher expenses on personnel, premises and equipments – which included expenses related to technological advancements and strategic projects – as well as marketing and public relations expenditures. Furthermore, our income tax expense increased by Baht 2,282 million, because of the

low base of comparison with 2006, when we received tax benefits from the liquidation of the Ploy Asset Management Company Limited. The Bank's consolidated operating profits (before adjustment for bad debts and doubtful accounts, as well as for income tax expense) had increased by Baht 4,092 million over 2006, equivalent to 17.63 percent growth over-year.

Income Structure

(Units: Million Baht)

	2007	2006	Change	
			Million Baht	Percent
Interest and Dividend Income				
1. Loans	45,842	42,411	3,431	8.09
1.1 Loans	19,232	17,867	1,365	7.64
1.2 Overdrafts	12,222	11,450	772	6.74
1.3 Bills	14,388	13,094	1,294	9.88
2. Interbank and money market items	3,841	4,487	(646)	(14.40)
2.1 Deposits	3,445	3,945	(500)	(12.68)
2.2 Loans	317	157	160	101.91
2.3 Securities purchased under resale agreements	79	385	(306)	(79.48)
3. Hire purchase and financial leases	1,183	465	718	154.41
4. Investments	4,650	4,447	203	4.56
Total Interest and Dividend Income	55,516	51,810	3,706	7.15
Non-Interest Income				
1. Fee and service income				
1.1 Acceptances, avals, and guarantees	1,009	811	198	24.41
1.2 Others	12,334	9,827	2,507	25.51
2. Gains on exchange	2,717	1,670	1,047	62.69
3. Other income	2,837	1,847	990	53.60
Total Non-Interest Income	18,897	14,155	4,742	33.50
Total Income	74,413	65,965	8,448	12.81

<u>2007</u> Diversification of Income <u>2006</u>


Other Income 3.81%
Gains on Exchange 3.65%
Fee and Service Income 17.93%
Income from Investments 6.25%
Hire Purchase and Financial Leases 1.59%
Income from Interbank and Money Market Items 5.16%
Income from Loans 61.60%


Gains on Exchange 2.53%
Other Income 2.80%
Fee and Service Income 16.13%
Income from Investments 6.74%
Hire Purchase and Financial Leases 0.70%
Income from Interbank and Money Market Items 6.80%
Income from Loans 64.29%

▫ Net Income from Interest and Dividends

The Bank's 2007 consolidated net interest and dividend income was Baht 37,431 million, rising by Baht 2,818 million, or 8.14 percent, over 2006.

Net Income from Interest and Dividends

(Units: Million Baht)

	2007	2006	Change	
			Million Baht	Percent
Income from interest and dividends	55,516	51,810	3,706	7.15
▫ Loans	45,842	42,411	3,431	8.09
• Interbank and money market items	3,841	4,487	(646)	(14.40)
• Hire purchase and financial leases	1,183	465	718	154.41
• Investments	4,650	4,447	203	4.56
Interest expense	18,085	17,197	888	5.16
Net interest and dividend income	37,431	34,613	2,818	8.14
% Net interest margin (NIM)	4.13	4.10	0.03	

The Bank's consolidated interest and dividend income for 2007 amounted to Baht 55,516 million, rising by Baht 3,706 million, or 7.15 percent, over 2006. This was mainly attributable to a Baht 3,431 million increase in net income from loans, equivalent to 8.09 percent growth, due to expanding loans. Interest income from hire purchases and financial leases rose by Baht 718 million while that from investments also rose by Baht 203 million. In the meantime, interest expense increased by Baht 888 million as a consequence of higher deposits placed with the Bank.

As our net interest and dividend income improved over-year, following growth in interest and dividend income for 2007 that exceeded interest expense, our net interest margins for 2007 equaled 4.13 percent, rising 0.03 percent over 2006.

▫ Provisions for Doubtful Accounts and Losses on Debt Restructuring

For 2007, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 5,887 million, increasing by Baht 469 million over 2006, as a Baht 3,170 million drop in losses on debt restructuring was countered by a Baht 3,639 million increase in allowances for doubtful accounts, along with loan expansion and the changing economic environment.

▫ Non-interest Income

The Bank's consolidated non-interest income for 2007 was Baht 18,897 million, up by Baht 4,742 million, or 33.50 percent, over 2006. This was mainly the result of increased fee and service income increased by Baht 2,705 million to Baht 13,343 million, respectively, driven by growing fees

on loans, credit card business and deposits. Also, gains on exchange were up by Baht 1,047 million and gains on investments had risen Baht 965 million.

Non-interest Expense

The Bank's consolidated non-interest expense for 2007 equaled Baht 29,029 million, rising by Baht 3,468 million, or 13.57 percent, over 2006. This was mainly attributable to higher expenses for personnel, premises and equipments – which included expenses related to technological advancements and strategic projects – as well as marketing and public relations expenditures.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Dec. 31, 2007	Dec. 31, 2006	Change	
			Million Baht	Percent
Assets	994,518	935,509	59,009	6.31
Liabilities and Shareholders' Equity				
- Total liabilities	894,523	847,271	47,252	5.58
- Total shareholders' equity	99,995	88,238	11,757	13.32
Total Liabilities and Shareholders' Equity	994,518	935,509	59,009	6.31

Assets

As of December 31, 2007, the Bank's consolidated assets totaled Baht 994,518 million, increasing by Baht 59,009 million, or 6.31 percent, over the Baht 935,509 million at the end of 2006. This was owed mainly to growing loans. As of December 31, 2007, the Bank's consolidated loans were Baht 762,505 million, increasing by Baht 85,298 million, or 12.60 percent, over the Baht 677,207 million recorded at the end of 2006. As the Bank and our Phethai Asset Management Company Limited had sold a combined Baht 11,337 million in non-performing loans (NPLs) to external asset management companies in accordance with our policy to reduce NPLs to an appropriate level, our NPL ratio dropped significantly. As of the end of December 2007, our net NPL ratio had fallen to 2.29 percent, down from the 4.14 percent at the end of 2006. Similarly, the gross NPL ratio to total loans had dropped to 4.45 percent at the end of December 2007, down from 6.85 percent at the end of 2006.

Other items having significant changes are shown in the following:

- Interbank and money market items (on the asset side) at the end of 2007 were equal to Baht 58,724 million, falling by Baht 24,118 million, or 29.11 percent, from the end of 2006.

- Securities purchased under resale agreements at the end of 2007 equaled Baht 10,700 million, dropping by Baht 11,500 million, or 51.80 percent, from the end of 2006.
- Net investments at the end of 2007 totaled Baht 95,526 million, decreasing by Baht 6,461 million, or 6.33 percent, from the end of 2006.

Loans and Deposits



Loans & Deposits (Million Baht)
800,000
750,000
700,000
650,000
600,000
550,000
500,000
Change (% Y-o-Y)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
677,207
746,260
762,505
783,822
Dec. 31, 2007
Dec. 31, 2006
Loans
Percent Change in Loans
Deposits
Percent Change in Deposits

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of December 31, 2007, totaled Baht 894,523 million, rising by Baht 47,251 million, or 5.58 percent, over the end of 2006. Consolidated liabilities that had changed significantly were:

- Deposits at the end of 2007 equaled Baht 783,822 million, increasing by Baht 37,562 million, or 5.03 percent, over the end of 2006. This was due mainly to higher savings deposits.
- Borrowing, as of December 31, 2007, amounted to Baht 58,100 million, rising by Baht 7,635 million, or 15.13 percent, over the end of 2006. This was mainly attributable to an increase in our short-term borrowing, accompanying issuances of short-term bills of exchange. So doing not only helped the Bank enhance the variety and flexibility in our funding structure, but also broadened the investment alternatives available to the public and the Bank's customers.
- Interbank and money market items (on the liabilities side) were Baht 14,185 million at the end of 2007, down by Baht 3,504 million, or 19.81 percent from the 2006 year-end.

As of December 31, 2007, total consolidated shareholders' equity was Baht 99,995 million, rising by Baht 11,757 million, or 13.32 percent, over the end of 2006, due to our profit during 2007.

❑ Relationship Between Sources and Uses of Funds

As of December 31, 2007, the funding structure as shown in the Consolidated Financial Statement comprised Baht 894,522 million in liabilities and Baht 99,995 million in shareholders' equity, resulting in a debt-to-equity ratio of 8.95. The major source of funds on the liabilities side was deposits, which accounted for 87.62 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.43 percent and 5.84 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. As of December 31, 2007, loans amounted to Baht 762,505 million, resulting in a loan-to-deposit ratio of 97.28 percent. With the remaining liquidity, the Bank invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investments in securities.

The major sources and uses of funds as of the end of 2007 are categorized by contractual maturity periods shown in the following table:

The Bank and Subsidiaries' Major Source and Use of Funds

(Units: Million Baht)

	Deposits				Loans			
Period	Dec. 31, 2007	Percent	Dec. 31, 2006	Percent	Dec. 31, 2007	Percent	Dec. 31, 2006	Percent
≤ 1 year	781,963	99.76	743,380	99.61	453,108	59.33	429,598	63.27
> 1 year	1,859	0.24	2,880	0.39	310,660	40.67	249,421	36.73
Total	783,822	100.00	746,260	100.00	763,768	100.00	679,019	100.00

Note: Details of deposits and loans appear in the item, "Liquidity Risk Management", in the Analysis of Remaining Maturity of Assets and Liabilities.

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of 2007 totaled Baht 781,963 million, increasing by Baht 38,583 million, or 5.19 percent, over the Baht 743,380 million at the end of 2006. Deposits with remaining maturities of over 1 year at the end of 2007 were Baht 1,859 million, decreasing by Baht 1,021 million, or 35.45 percent, from the Baht 2,880 million at the end of 2006.

At the end of 2007, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 453,108 million, rising by Baht 23,510 million, or 5.47 percent, over the Baht 429,598 million at the end of 2006. Loans with remaining maturities of over 1 year amounted to Baht 310,660 million, increasing by Baht 61,239 million, or 24.55 percent, over the Baht 249,421 million at the end of 2006.

From the above table, it can be seen that, as of December 31, 2007, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed upon maturity, it is considered likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funding for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank issued Short-Term Debenture Projects 1/2005, 2/2005 and 2/2006, with a total value of Baht 14,078 million at the end of 2007. Moreover, "K-B/E Investment" products were also put on the market, after the BOT granted permission for commercial banks to offer bills of exchange to borrow money from the private sector, effective August 2006.

☐ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of these investments is carried out when there is a factor, as cited in accounting standards, indicating that an investment might have become impaired. Investments, as of December 31, 2007, classified by type, are shown in the table below:

Investments

(Units: Million Baht)

Type of Investment	)ec. 31, 200	Percent	3ep. 30, 200'	Percent	)ec. 31, 200(	Percent
Debt Instruments	91,333	95.61	99,233	95.51	97,217	95.32
Government and State Enterprise Securities						
• Trading investments	1,823	1.91	11,007	10.59	6,124	6.00
• Available-for-sale investments	59,673	62.47	49,371	47.52	44,154	43.29
• Held-to-maturity investments	7,998	8.37	8,025	7.72	11,125	10.91
Private Enterprise Debt Instruments						
• Trading investments	1,339	1.40	1,021	0.98	493	0.48
• Available-for-sale investments	966	1.01	639	0.62	1,436	1.41
• Held-to-maturity investments	911	0.95	911	0.88	980	0.96
Foreign Debt Instruments						
• Available-for-sale investments	16,833	17.62	26,374	25.38	29,842	29.26
• Held-to-maturity investments	1,790	1.87	1,885	1.81	3,063	3.00
Equity Securities	4,193	4.39	4,666	4.49	4,770	4.68
Trading Investments	335	0.35	288	0.28	242	0.24
Available-for-sale Investments	859	0.90	976	0.94	814	0.80
General Investments	2,410	2.60	2,813	2.71	3,231	3.17
Investments in Subsidiary and Associated Companies	589	0.62	589	0.57	483	0.47
Total Investments – Net	95,526	100.00	103,899	100.00	101,987	100.00

- Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statements at the end of 2007, totaled Baht 18,051 million, increasing by Baht 360 million over the end of 2006, as a result of the following elements:

- Net cash receivables from business operations totaled Baht 6,770 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 24,122 million. Likewise, securities purchased under resale agreements dropped by Baht 11,500 million. Loans rose by Baht 102,288 million, and deposits increased by Baht 37,562 million. Interbank and money market items (on the liabilities side) dropped by Baht 3,504 million, in contrast to short-term borrowings, which showed an increase of Baht 9,649 million.
- Net cash payables in investment transactions were Baht 1,557 million. This amount is composed of cash received from the disposal of available-for-sale investments totaling Baht 96,825 million, as well as cash received from the redemption of held-to-maturity debt instruments totaling Baht 4,642 million. Also, there were payments in cash on available-for-sale investments of Baht 97,453 million, premises and equipments of Baht 3,552 million, as well as intangible assets of Baht 2,580 million.
- Net cash payables in financial activities totaled Baht 5,573 million, due mainly to our dividend payments.

- Capital Expenditures

To enhance efficiency in service, during 2007, the Bank's capital expenditures were used primarily for advancements in information technology (IT), totaling Baht 3,902 million. Capital expenditures on other fixed assets totaled Baht 1,867 million.

2.3 Capital Requirements and Credit Ratings

- Capital Funds

As of December 31, 2007, the Bank and subsidiary companies had a capital base of Baht 112,533 million, comprising Tier-1 capital totaling Baht 82,717 million, and Tier-2 capital totaling Baht 29,816 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.62 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following table:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006
Tier-1 Capital	10.74	10.97	10.48	10.25	10.46
Tier-2 Capital	3.87	3.85	4.02	4.18	4.29
Total Capital Requirements	14.62	14.82	14.50	14.43	14.74

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006
Tier-1 Capital	11.67	11.44	11.62	11.76	11.41
Tier-2 Capital	3.87	3.85	4.02	4.19	4.29
Total Capital Requirements	15.54	15.29	15.64	15.95	15.70

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BOT regulations. As of December 31, 2007, the Bank had cash in hand, cash at central cash centers, deposits with the BOT and eligible securities totaling Baht 126,790 million.

❑ Credit Ratings

In 2007, Moody's Investors Service raised the Bank's Long-Term Subordinated Debt Rating from Baa2 to Baa1 with a stable outlook. Meanwhile, the Bank's credit ratings given by Standard & Poor's and Fitch Ratings remained unchanged from the end of December 2006. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

Credit Rating Agencies	December 31, 2007	December 31, 2006
Moody's Investors Service *		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa1	Baa2
- Deposits	Baa1 **	Baa1 **
Short-term - Debt/Deposits	P-2	P-2
Outlook	Stable	Stable

Credit Rating Agencies	December 31, 2007	December 31, 2006
Bank Financial Strength Rating (BFSR)	D+	D+
Outlook for BFSR	Stable	Stable
Standard & Poor's ***		
Long-term - Debt	BBB	BBB
- Subordinated Debt	BBB-	BBB-
Bank Fundamental Strength Rating (BFSR)	C	C
Short-term - Debt/Deposits	A-2	A-2
Outlook	Stable	Stable
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB+
- Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposits	F2	F2
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** Long-term deposits are rated only by Moody's Investors Service.

*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

Facing challenges throughout 2007 from cooling domestic spending on consumption and investment, political uncertainty, as well as heightened competition, the Bank not only adjusted our business plans and strategies, but new products and services were also developed and launched to better meet our customers' needs amid this challenging operating environment.

3.2 Corporate Business Operations

The Bank's Corporate Business Operations provide services to corporate customers with sales volumes over Baht 400 million per annum. Services are provided through the Multi-Corporate Business segment, serving large-scale corporate customers; and the Large Corporate Business segment, serving medium-sized corporate customers. Our aim is to provide services that truly match the needs of customers in all segments, in the most effective manner. Corporate Business Operations' main products include domestic credit products, letters of indemnity-borrowing, trade finance, cash management, plus securities and bancassurance services.

☐ Business Operations in 2007

The Bank's Corporate Business Operations during 2007, classified by customer segment and product group, are summarized in the following:

Customer Segment

- Multi-Corporate Business

Overview

This unit provides sophisticated financial products and services for the multi-corporate segment and investment project customers with sales volumes over Baht 5,000 million per annum. To meet this group of customers' complex financial needs, the Bank offers comprehensive financial solutions specifically designed for each customer. In addition, closer alliances with customers have been forged through the Bank's offering of innovative products and services such as our "K-Supply Chain Financing" and "Trade Innovation" products.

Changes in the Operating Environment and Business Operations

In 2007, the Thai economy experienced a slowdown caused by deteriorating consumer and business sentiment as a result of political uncertainty, unrest in the three southern border provinces, rising oil prices and the stronger Baht. These adverse factors affected customer demand for bank loans, especially in the first half of the year, while competition among banks for this group of customers remained as intense as ever.

Despite the economic slowdown, certain industries continued to have satisfactory growth, particularly those receiving promotional privileges from the Board of Investment (BOI). Subsequently, we have shifted our focus to these BOI-promoted industries and others with long-term competitiveness. In serving industries without BOI promotional privileges and industries with diminishing competitiveness, emphasis has been placed on providing a wider range of products and services that meet their needs, especially in the area of risk management, which are offered in addition to our core corporate financing products.

Moreover, in the area of product development, the Bank's products and services have been based on extensive studies conducted to ensure that we understand our customers' businesses and their financial needs. This information has also been passed on to our relationship managers, enabling them to provide more professional service to our customers. Meanwhile, the Bank continues to cultivate close relationships with our customers by arranging events and activities, particularly seminars on a wide range of topics in business and management. Due to our tireless efforts, we have been able to retain our customer base and enjoy continued growth in income, particularly fee-based income, from this segment of customers.

- Large Corporate Business

Overview

Customers in this segment are medium-sized corporate entities with sales volumes between Baht 400 – 5,000 million per annum, for which the Bank has devised specialized services such as capital financing services that include a complete range of loan facilities such as working capital financing, capital expenditure loans, project financing loans and trade finance. Other financial services include cash management, our "Trade Innovation" products and "K-Supply Chain Financing".

Changes in the Operating Environment and Business Operations

Amid economic uncertainties during 2007, we put our focus on lending to industries that are continuing to grow and move forward with their investment plans, such as the electronics, automotive, pulp and paper, hardware and construction, and agriculture industries. As for industries facing difficulty from competition, such as garments and footwear, emphasis has been placed on providing advisory services and financial solutions that meet their needs.

Meanwhile, the Bank continues to foster close relationships with our customers by arranging various campaigns and events. Of note were our campaigns aimed at enhancing customers' knowledge of financial and business matters, particularly for customers in the rice milling and hotel businesses. Events and seminars on health-related issues, which are topics of interest for this group of customers, were also held. Our efforts have resulted in continued growth in interest and fee-based revenues from this segment of customers.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

Domestic credit products are divided into two categories: working capital finance, such as overdrafts and promissory notes; and investment capital finance of various types. The Bank also offers several contingent bank guarantee products, such as letters of indemnity-borrowing, avals, letters of guarantee on loans and financial statements.

Changes in the Operating Environment and Business Operations

Despite numerous negative factors hurting the economy in 2007, the Bank was able to maintain growth in domestic credit products, while interest and fee income on letters of indemnity also met targets. This success was attributable to our ceaseless efforts toward upgrading the Bank's products and services, as well as operational procedures. Noteworthy progress was made in the first half of 2007 on promissory notes (P/N), which can now be prepared in a variety of formats. Also, customers now have more flexibility in choosing terms of payment on advance fees for letters of indemnity on bid bonds. We also introduced a new credit facility for customers with good credit records wishing to refinance their loans from other financial institutions with us by providing a credit line facility before the transfer of collateral. Meanwhile, after the launch of the "K-Supply Chain Financing" overdraft product provided via electronic channels in the first half of 2007, we introduced a "Purchasing Card" service in the second half of the year as an additional channel to further facilitate transactions between buyers and sellers. We also launched a report service for letters of indemnity-borrowing, providing essential information on a monthly basis to facilitate customers' business operations. At the same time, this report service also relieves our staff of some of their workload, thus helping them to focus on other tasks more effectively.

As for internal operational development, an office directly responsible for centralized service and corporate customer relationships was set up. Operational procedures have also been made more flexible for credit products with multiple interest rate benchmarks, such as THBFIX-based loans and syndicated loans. These operational changes not only reduce errors and raise the productivity of our staff, but they are also a crucial part of our efforts to offer products that satisfy the complex financial needs of large-scale corporate customers.

- **Trade Finance**

Overview

Trade finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances plus the exchange of foreign currencies, etc.

Changes in the Operating Environment and Business Operations

Despite the fallout from the U.S. sub-prime mortgage crisis and drops in the U.S. Dollar, Thailand's international trade continued to expand satisfactorily in 2007, providing a vital push for economic growth. Meanwhile, the Bank's international trade volume continued to expand satisfactorily in 2007 with growth of 8.82 percent over the same period of last year, due primarily to export transactions. Also of note, our total trade transactions in 2007 exceeded Baht 1 trillion for the second consecutive year. This success was a testament to our commitment to product and service development with customers' needs in mind. A notable development was our "Trade Innovation" services launched in the second quarter as part of our "K-International Trade", consolidating trade finance services that can be accessed via three main channels, including:

1. **Trade Service Specialists** who serve as personal trade finance managers for our customers. A trade service specialist is assigned to each customer, through whom they can inquire about the Bank's wide range of services and products, and other information.
2. **International Trade Services Offices** are nationwide service outlets that enable us to better serve customers. In 2007, twenty new International Trade Services Offices were put into service, bringing the sum to forty by the year-end of 2007.
3. **K-Trade Connect** provides services covering international trade transactions, as well as facilitating distribution of trade-related documents via electronic channels without the customers having to visit our International Trade Services Offices. After a soft launch in the third quarter, customers have responded enthusiastically to this new service channel, as evidenced by a large number of applications for the service, while transactions through this channel totaled Baht 2,700 million at the year-end of 2007.

For 2008, we aim to further expand our service capability by opening fifteen to twenty new International Trade Services Offices nationwide, while the full launch of the "K-Trade Connect" channel is expected to be completed by the end of the first quarter of 2008, which will likely result in a much higher volume of trade-finance transactions through this channel in the future. Furthermore, we are in the process of introducing knowledge and skill enhancement programs in the area of international business management for our corporate customers. Of note is the "Trade Knowledge Club", which will equip customers with important information on industries, changes in relevant regulations regarding international business operations, and tips on how to benefit from free-trade agreements. Also being planned is a logistics management training program, which we believe should prove valuable to our customers in their international trade operations.

- Cash Management

Overview

Cash management services provide an efficient, effective, end-to-end working capital solution covering collection management, payment management and liquidity management services, as well as other services, with the aim of helping our customers increase returns on their excess cash flows. All of these services are provided with the clear objective of encouraging target customers to choose the Bank as their main bank for cash management transactions.

Changes in the Operating Environment and Business Operations

As the Bank has placed great importance on being able to provide 'Total Financial Solutions' that respond to all the financial needs of our customers, in 2007, we undertook in-depth studies of our customers to better understand their current needs, categorizing them by specific industry and customer segment. This was done to seek a better understanding of our customers' transaction and liquidity management. Findings from these research studies are being used to strengthen and upgrade our business solutions specific to particular industries before making general introductions of these refined products and services to targeted customers. An example of this is our 'K-Privileged Trade Solutions' designed to satisfy importers who primarily serve the domestic market. In addition, we offer a product bundled between our card-accepting merchant and inward remittance products, for our customers in the hotel industry.

Aside from this, in order to improve the efficiency of our after-sale services, we had opened an additional twenty Cash Management Sales and Service Centers nationwide by the end of 2007. Furthermore, preparations have been made for a new payment platform developed by National ITMX Co., Ltd., replacing the existing BOT payment system.

Due to our dedication to cash management services, the Bank was honored with the "2007 Triple A Best Domestic Cash Management Award" by *The Asset* magazine, praising our efficient management of customers' short-term cash flows and effective services to meet their needs during 2006.

- Securities Services

Overview

Securities services consist of custodial services for mutual funds, provident funds and private funds for domestic and foreign individual or juristic persons, plus registrar services for bonds, securities and unit trusts. The Bank also provides support services for syndicated loans, such as acting as a security agent for collateral control, a credit facility agent and a bondholder representative.

Changes in the Operating Environment and Business Operations

In 2007, the Bank witnessed continued growth in our securities services. In particular, our mutual fund supervisory services recorded strong growth due to the expansion of our customer base, as well as growth from Foreign Investment Funds (FIF) following support from the authorities. As a result, we were able to retain our leadership position with a market share in mutual fund supervisory services of 27.60 percent of the total mutual fund NAV as of December 2007.

Meanwhile, the Bank's custodial services for provident funds also grew well, as our asset management customers have expanded their business into provident funds. Consequently, we were able to maintain our leadership position in this custodial business, with a market share of 29.53 percent of the total mutual fund NAV as of December 2007. In the meantime, custodial services for private funds also registered strong growth due to the launch of new private funds by KASIKORN ASSET MANAGEMENT Co., Ltd., and new customers served by our Private Wealth Management Department.

At the same time, our registrar services for unit trusts and debentures continued to grow due to the launches of new mutual funds by KASIKORN ASSET MANAGEMENT Co., Ltd. As for our agency services – in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs, and as a bondholder representative – we have been able to retain our customer base despite ongoing political uncertainty, which has affected new customer growth. Meanwhile, 2007 growth was also attributed to our success in providing syndicated loans to many large projects. All of these efforts have thus helped us to maintain our leadership position in agency services, resulting in the Bank's fee income in 2007 growing 18.82 percent over the previous year.

For 2008, we plan to expand our customer base for both custodial and mutual fund supervisory services. In particular, we believe that our know-how and expertise in foreign investment funds, especially concerning regulations and operational procedures, should prove to be a valuable asset to the Bank's marketing efforts in presenting these services to potential customers.

- Bancassurance Services

Overview

Bancassurance services provide credit insurance products to the Bank's customers, in addition to a wide range of life insurance products for both individuals and business customer employees as group plans, as well as non-life insurance products for property and export protection.

Changes in the Operating Environment and Business Operations

In 2007, the Bank launched several new bundled product packages offering conventional banking products along with life insurance products. For example, in the first half of 2007, the Bank introduced three credit insurance products, including our "Perfect Business Plus",

"Perfect Business Growth" and "Perfect Business Secure" products. At the same time, we also launched the "Perfect Business Confidence" product as an attractive alternative for customers using short-term credit facilities.

In the second half of 2007, to better serve our larger-scale business customers, we increased life insurance coverage in our credit insurance products. In addition, in cooperation with non-life insurance alliance partners, the Bank rolled out new non-life insurance products tailor-made for specific businesses such as the hotel business.

In addition, great emphasis has been placed on the upgrading of our service procedures. In particular, in-depth research studies on customers' needs were conducted, and the information has been used to improve our insurance capabilities provided in cooperation with our Preferred partners. All of this is done with the aim of being able to provide services that meet customers' needs in the most efficient and effective manner.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of December 31, 2007, and compared to the end of 2006 – are shown as in the following table:

Corporate Business Loans Classified by Customer Segment *

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Dec. 31, 2007	Dec. 31, 2006**	Million Baht	Percent
Corporate Business Loans	100.00	253,207	238,341	14,866	6.24
Customer Segment					
Multi-Corporate Business	42.86	108,529	100,494	8,035	8.00
Large Corporate Business	57.14	144,678	137,847	6,831	4.96

Note: * Revised by excluding loans of property funds.

** Revised to reflect regrouped customers.

As of the end of December 2007, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 253,207 million, increasing by Baht 14,866 million, or 6.24 percent, over the end of 2006. Loan growth was seen in both the Multi-Corporate Business and Large Corporate Business segments, particularly in energy, financial institutions (excluding the hire purchases and financial lease sector), general hardware and construction material businesses.

Corporate Business Loans Classified by Product Group *

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Dec. 31, 2007	Dec. 31, 2006**	Million Baht	Percent
Corporate Business Loans	100.00	253,207	238,341	14,866	6.24
Product Group					
Domestic Credit Products	75.16	190,309	180,970	9,339	5.16
Trade Finance	24.72	62,594	56,493	6,101	10.80
BIBF	0.12	304	878	(574)	(65.34)

Note: * Revised by excluding loans of property funds.

** Revised to reflect regrouped customers.

Categorized by product group, as of the end of December 2007, domestic credit products showed the largest loan extension of Baht 9,339 million over the end of 2006. However, in terms of percent change, trade finance loans enjoyed the highest growth of 10.80 percent, followed by the 5.16 percent expansion rate in domestic credit product loans.

3.3 SME Business Operations

Provides services to SME customers with sales volumes of Baht 400 million or less per annum. With the help of our end-to-end financial solutions covering credit, cash management, electronic banking and fund transfers, the Bank is confident that our SME customers will be able to conduct their businesses more efficiently, paving the way for their future growth.

❑ Business Operations in 2007

The Bank's SME Business Operations during 2007, classified by customer segment and product group, are summarized in the following:

Customer Segment

- Small and Medium Business

Overview

The Bank provides comprehensive financial solutions to Small and Medium Business customers with sales volumes of Baht 10-400 million per annum. The Bank offers end-to-end, reasonably priced, easy-to-understand and easy-to-apply product packages suitable to this group of customers, whose needs are not as complex as those of larger corporate customers.

Changes in the Operating Environment and Business Operations

Even tough Thai commercial banks began reducing their lending rates in line with the Bank of Thailand's easing of their policy interest rate several times during the first half of 2007, and

despite the Thai economy beginning to show signs of recovery along with greater political clarity in the second half of the year, credit extension to medium and small enterprises by Thai commercial banks was impacted by adverse economic conditions due to numerous domestic and international uncertainties. Among those negative forces were rising oil prices, the prolonged sub-prime mortgage debt crisis in the U.S., plus a softening U.S. Dollar that caused commercial banks to revise their loan growth targets downward. Amid already tight credit markets, the SME credit business has experienced stiff competition that is getting more intense over time.

Therefore, in order to remain competitive amid those negative factors, and to maintain our place as a market leader, the Bank in 2007 regularly undertook the development of new products and services to better respond to customer needs. In cooperation with the National Innovation Agency, we developed the "K-Innovation Fund", to provide financial support with special interest rate features to entrepreneurs and help them bring new innovations to fruition. We also worked with the Japan Bank for International Cooperation to start the "K-J Related Credit" program to offer long-term credit to Thai businesses that have joint business or cooperative relationships with Japanese entities. We went on various marketing activities to introduce our products and services to the market and expand our customer base, as well as enhance our already cordial relationships with existing customers. We also developed "K SME Care" to financially support and encourage entrepreneurs for their sustainable business growth.

- Micro Business

Overview

This group of customers has sales volumes below Baht 10 million per annum. They often include single-owner businesses and family-owned businesses with financial needs mainly for their daily transactions. In meeting these needs, we provide comprehensive financial product packages, including deposits, fund transfers, credit facilities, plus hire purchase and leasing services.

Changes in the Operating Environment and Business Operations

We have placed great emphasis on being able to effectively respond to our customers' needs and support their sustainable business growth. We therefore offer to them financial products and services that are easy to understand, convenient, and delivered quickly and that satisfy their needs for complete financial solutions. Aside from fielding a staff of expert specialists to provide business advice to our customers about our products and services that match their needs, the Bank is also making a significant effort to better understand this customer segment through research conducted on customer sub-segments. We have also taken into consultation our local-level personnel to discuss with them the requirements of our customers in their immediate service areas, in order to find ways to serve all our customers better. The Bank has opened several channels – e.g.,

through websites and during arrangement of our marketing activities – for customers to offer and exchange opinions about the Bank's service; this 'open door' policy offers us room for thought on how best to improve our products and services. Special sales and marketing activities have been continuously organized as part of our Mass Marketing strategies to reach new customers and improve upon our relationships with current patrons.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

  Overview

Domestic credit products are divided into two categories: working capital finance, such as overdrafts and promissory notes; and investment capital finance of various types. Emphasis has been placed on clean loans which better suit the needs of SME customers, while several contingent bank guarantee products have also been offered.

Changes in the Operating Environment and Business Operations

To meet financial needs of SME businesses, the Bank launched several new products in 2007. Of note was our "K-P/O & Invoice Financing", which integrates collection, payment and credit services into a comprehensive service solution for better liquidity and cost management. Also launched was our "K-Investment Backed Credit", which allows customers to use their investments with KASIKORN ASSET MANAGEMENT Co. Ltd. as collateral on loan applications. In addition, we introduced the "K-Machine Fund" and "K-Flexible Term Loan" to meet customers' more exacting needs.

To better serve customers in the medium business segment, we have also developed a multi-purpose line of credit (MPLC) product, which is a working capital facility allowing customers to alter the proportions of various types of credit lines. This product also features a reserve credit line for the emergency needs of SME businesses.

We also launched a new "K-SME Credit" product in which customers are able to apply for credit lines of up to Baht 10 million and be approved within three working days, as well as receive their loans within 10 working days after the necessary application and collateral documents are processed and approved. In addition, we have offered "K-100% Credit", which is a credit facility – either as a term loan or an overdraft facility – providing 100% of the customer's collateral value. As for our "K-Max" product, which offers credit lines exceeding the customer's collateral value, we have adjusted the minimum income criterion and credit limits in order to better serve our customers in the micro business segment.

In the area of marketing activities, the Bank launched several campaigns in 2007, including our "New Branch, New Loan" project with the aim of introducing potential customers to our

new branches and credit products and services. Also launched was the "Loan Plus III" product, in which new credit lines are offered to customers who are close to finishing their existing loan repayments, without having to prepare a new loan application or redo collateral appraisal. In promoting our "K-100% Credit" product, various marketing and promotional campaigns have been organized, including door-to-door campaigns, campaigns providing credit customers with health insurance products and campaigns promoting the use of our overdraft products. All of these campaigns were carried out in addition to various advisory seminars organized for the SME customer segment throughout the year.

- Trade Finance

  Overview

Trade finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances and the exchange of foreign currencies.

Changes in the Operating Environment and Business Operations

Due to our unwavering commitment to product and service development, the Bank was awarded "World's Best Trade Finance Provider 2008" by *Global Finance* magazine. This award is a testament to our banking service excellence, particularly in trade finance. Meanwhile, in 2007 we also introduced the "K-Privileged Trade Solutions", which is a trade finance facility equipped with additional credit lines not requiring collateral or personal guarantees.

In addition, through the launch of our "Trade Innovation" project, the Bank has revolutionized our trade finance services, which are now offered via a variety of channels staffed by trade service specialists, plus many more international trade service offices, in addition to our "K-Trade Connect" electronic channel.

In cooperation with our Preferred partners, progress was made on our "K SME Care" services during 2007, as follows:

1. C: Capital. KHAO KLA VENTURE CAPITAL MANAGEMENT Co., Ltd., a 100-percent owned subsidiary of KASIKORN ASSET MANAGEMENT Co., Ltd., was established in 2007. This venture capital management company has received funding from the Bank for setting up and managing the "K-SME Venture Capital Fund" as an alternative funding channel for SME businesses.
2. A: Advice. In cooperation with the Institute for Small and Medium Enterprise Development (ISMED), the Bank has provided "Business Competitiveness Diagnosis" advisory services for thirty SMEs in 2007. Also, with Kenan Institute Asia (KIAsia), we provided a Logistics and Supply-chain Management Consulting Program for fifteen SMEs.

3. **R: Research.** In cooperation with KASIKORN RESEARCH CENTER Co., Ltd., we have provided "K-SME Analysis" to help SMEs in their decision making and risk management. The Bank also publishes "The Key", which is a handbook on SME business operations, in addition to publishing two issues of *SME Inspired* magazine in 2007. A website, www.ksmecare.com, was also set up to further support SME business operations. All of these efforts have been made with the aim of equipping our current and potential SME customers with up-to-date knowledge to help them conduct their businesses.
4. **E: Education.** With the SME Incubation Business Center of the Faculty of Commerce and Accountancy, Chulalongkorn University, the Bank offered three training sessions on sustainable business management for SMEs in 2007. These training programs drew great interest from SMEs, with altogether 1,095 SME business operators from all parts of the country receiving certificates from the program. In addition, the Bank has held seminars on brand building in Bangkok and Khonkaen, with more than 700 guests participating in those events.

For 2008, we aim to strengthen and expand our "K SME Care" services to ensure that our customers receive comprehensive solutions that not only meet their financial needs, but also help them to operate their SME businesses effectively.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of December 31, 2007, and compared to the end of 2006 – is shown as in the following table:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Dec. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
SME Business Loans	100.00	304,061	254,314	49,747	19.56
Customer Segment					
Small and Medium Business	89.53	272,226	222,982	49,244	22.08
Micro Business	10.47	31,835	31,333	502	1.60

Note: * Revised to reflect regrouped customers.

As of the end of December 2007, SME business loans, as supervised by the SME Business Division, totaled Baht 304,061 million, rising by Baht 49,747 million, or 19.56 percent, over the end of

2006. This was mainly due to loan growth in the Small and Medium Business segment, particularly in the construction, agri-processing and agricultural industries.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Dec. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
SME Business Loans	**100.00**	**304,061**	**254,314**	**49,747**	**19.56**
Product Group					
Domestic Credit Products	93.75	285,062	241,100	43,962	18.23
Trade Finance	6.25	18,999	13,214	5,785	43.78

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of December 2007, domestic credit products reported the highest loan extension totaling Baht 43,962 million over the end of 2006. However, in terms of percent change, trade finance loans enjoyed the highest growth of 43.78 percent, followed by the 18.23 percent expansion rate in domestic credit product loans.

3.4 Retail Business Operations

The Bank's Retail Business Division provides services specifically to retail customers. As we wish to provide the highest quality in products and services to effectively fit each customer's differing financial needs, we therefore divide our retail customers into three groups: Signature customers (who have high income, or have entrusted KASIKORNBANKGROUP to manage their high-value investments and deposits), Middle Income customers (such as those employed in the public or private sectors with regular incomes), and Mass customers (who typically need conventional financial products and swift service). Through various sales and service channels, we have initiated and developed a wide range of products and services for each customer segment.

❑ Business Operations in 2007

The Bank's progress in product and service developments during 2007, identified by customer segment, product group, and sales and service channel, is included in the following:

<u>Customer Segment</u>

- Signature

As competition has been heightening among commercial banks and more attention has been given to this customer segment in 2007, we have therefore placed great emphasis on offering

products and services that best fit this customer segment, particularly investments and wealth enhancement services. For example, in cooperation with KASIKORN ASSET MANAGEMENT Co. Ltd., the Bank offers many products, including mutual funds and equity securities, coupled with an "Investment Clinic" service in which customers receive advisory services from investment specialists. Furthermore, KBank Visa Platinum Signature credit cards are offered to this group of customers, in addition to other value-added activities – such as arranging seminars on investments, economic conditions and retirement plans, together with a subscription to the Bank's *Wisdom of Wealth* magazine. Moreover, the number of our "Signature Exclusive Centers" was increased to five during the year, while "Signature Corners" were expanded to six. A "Signature Smart Queue" system has been installed at our branches to offer faster service and greater convenience for Signature customers.

- Middle Income

In order to maintain our market share amid intense competition in this customer segment, which is important in terms of business volume and the number of customers, the Bank continued to introduce KASIKORNBANKGROUP Product Packages to meet customers' varying needs based on age and other characteristics. In the meantime, product cross-selling via telemarketing channels has been pursued. To assist our potential customers in planning and assessing their financial status through our specially trained staff, the Bank has introduced the "K-WePlan" service at a 'K-WePlan Center' located in our Siam Square branch. We have also regularly arranged promotional and marketing activities, aimed at strengthening our relationships with customers.

- Mass

Due to the large size of this segment, we have utilized the latest technological advancements for faster and more convenient service. More frequent use of electronic cards and service channels has been encouraged. Meanwhile, research on the day-to-day lifestyle behavior of targeted Mass segment customers was conducted, with the result of this research being used to construct a business model and design a complete range of products and services that best fit the demand of this customer segment while being easy for our staff to understand. The Bank also made improvements in our public relations activities to attract more customers, while marketing activities were regularly offered, including those promoting the use of our K-mBanking service, and fund transfers through our K-Cyber Banking service.

<u>Product Group</u>

- Consumer Loans

Overview

In meeting the varied financial needs of our customers, the Bank has developed and offers a full spectrum of consumer loan products, covering housing loans and personal loans; in

addition, our service quality has been continuously improved. In addition to these efforts, complete information on homes and home loans is also provided through the "K Home Smiles Club" website.

Changes in the Operating Environment and Business Operations

Despite the slowdown in the property sector and housing loan market due to weak consumer confidence during 2007, competition in this loan market intensified. To maintain our market share and loan growth, the Bank launched promotional campaigns and public-relations activities. Of note were our "K-Home Loan Delivery" product, advisory services through our K-Contact Center, along with special privileges offered to our K Home Smiles Club members, such as concerts held during the final quarter of 2007. These services were in addition to several marketing activities, including exhibition booths and other special benefits for customers that we initiated and organized with our Preferred partners. Because of these efforts, the Bank was able to achieve new loan growth exceeding our target.

For personal loans, the Bank introduced the "K-Personal Loan for Better Life" product featuring interest rates that are lower than those of typical personal loans in the market. In response to the intense competition among numerous providers, we have adjusted the terms of our personal loan products, with the focus on low-risk customers to help expand our customer base. Of note was the "K-Personal Loan for Provident Fund Members". Meanwhile, marketing and promotional activities were continually pursued throughout 2007.

- Credit Cards

Overview

The Bank offers a broad array of credit card products and services, including services classified by cardholder type, such as cards for individuals and corporate customers; joint services in which special benefits from our Preferred partners are provided to cardholders; and services classified by card brand, such as the KBank-VISA Card and KBank-MasterCard. For maximum efficiency in our services, the Bank's credit card products and services have been continuously developed and improved.

Changes in the Operating Environment and Business Operations

Competition in the credit card loan business was heightened during 2007, as more cautious spending by bank customers was seen in light of the slowing economy hurt by political uncertainty and high oil prices. To retain our market share and expand the Bank's customer base within this changing operating environment, the Bank introduced a new product, called the "KBank Everyday Card" with a cash-back feature for greater customer satisfaction. In addition, various promotional campaigns were organized and marketing activities were held in cooperation with Preferred partners to stimulate spending via our credit cards.

In the card accepting business, the Bank has developed improved terms and service

procedures for better effectiveness. One example of this is the implementation of the "Dynamic Currency Conversion" system since June 2007, providing support for the Bank's multi-currency card acceptance service, particularly hotels, hospitals and tourism-related businesses. Also, we have adjusted the terms and conditions for our "SmartPay Phase II" product. A more flexible fee structure was offered to retail merchants or dealer stores for greater convenience in settling fees with their suppliers. In addition, we extended our card accepting service to over 1,300 petrol stations nationwide of PTT Public Company Limited, beginning in December 2007, which will help accelerate our card-accepting business volume in the future.

- **Deposits and Fee-based Income**

Overview

The Bank has initiated and developed a wide range of deposit and card-accessed products. For instance, special fixed-term deposits and the "K-B/E Investment" product have been offered as investment alternatives for bank customers. Meanwhile, we offer the e-Savings account where customers can use KBank ATM card, K-Debit Card or K-Credit Card, linked to KBank e-Savings account, to process financial transactions at K-ATM. Other products and services, such as fund transfers through ATM machines with the K-mAlert service, utility payments, K-mBanking and K-eMail Statement are also provided for customers' convenience.

Changes in the Operating Environment and Business Operations

Commercial bank deposits grew at a decelerating rate in 2007, as low deposit rates at commercial banks caused some deposit migration to other savings alternatives providing higher yields. Deposit competition remained intense. The Bank therefore introduced "K-B/E Investment" products with maturities of three, six and nine months, along with the "Fixed Deposit Flexible 4 Month", which features monthly interest payments and allows customers to make deposit withdrawals before maturity, aimed at enhancing our competitiveness and increasing savings and investment alternatives for the Bank's customers.

As for our ATM and debit cards, the Bank has adopted various techniques to acquire new customers and boost spending. Of note are an increased daily withdrawal ceiling, and an upgrade of our debit cards to VISA debit cards, together with other marketing campaigns. In the foreign exchange service, we organized several localized marketing activities at key tourist attractions in Bangkok with discount coupons given to customers through alliance stores.

In addition to these efforts, we pursued other product and service improvements to increase our business. For instance, an online fund transfer service via our "K-Cyber Banking" channel was introduced early in October 2007, in which the receiving party is now able to get their money instantly. In this initial phase, the service is provided among three banks – KASIKORNBANK, Bangkok Bank and Krung Thai Bank. We were also the first Thai commercial bank to launch an

automatic statement service via email – the "K-eMail Statement" product – for greater customer convenience.

- **Mutual Fund Business**

Overview

The Bank has offered a wide range of mutual fund products with the aim of providing attractive returns and tax benefits within acceptable risk levels to investors. Customers are able to choose products that best suit their investment interests, such as funds investing in equity and debt securities, both domestically and internationally. Special flexible funds aimed at managing risk levels in accordance with investor age are also provided, along with property funds, provident funds and long-term equity funds (LTFs).

Changes in the Operating Environment and Business Operations

In 2007, mutual fund businesses continued to show impressive growth over the preceding year, especially foreign investment funds that received the authorities' support; fixed-income funds that were boosted by low deposit rates of financial institutions; and equity funds such as LTFs, in particular. As competition in the mutual fund business remained high, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd., launched twenty-eight mutual funds investing in domestic and overseas debentures, property and LTFs. Also, we introduced the "K-Lifestyle Mutual Funds", which is a flexible fund with different asset allocations according to customer age and risk appetite that is influenced by the period of investment and changing environments. These innovations helped maintain our market share in this business, and provided more savings alternatives to the Bank's customers.

- **Bancassurance**

Overview

The Bank provides a wide range of insurance products to meet the needs of our customers, guarding them against accidents and unexpected losses. In addition, we have improved the quality of our sales and service to have a better understanding of customers, allowing us to offer products that better suit them.

Changes in the Operating Environment and Business Operations

In 2007, the Bank launched several new life insurance products, including the "Pro Saving 610" and "Pro Saving 20/20" plans, which are short- and long-term insurance products, respectively. The "Pro Retirement" plan - a product for customers planning for their retirement - and "Credit Shield" plan, which is a low-fee life insurance product for credit card customers, were also introduced to satisfy customer demand. In order to attract more customers, we adjusted the conditions on some products, and developed new products for specific customer segments, in addition to products based on customer affordability. Moreover, the Bank held various marketing

and promotional activities, in addition to running ads within and outside of our branches, nationwide. Sales competitions for non-life insurance products were organized for our salesforce across the country, while training and examinations for life and non-life broker licenses were arranged regularly, resulting in the number of staff members with these licenses reaching approximately 2,600 personnel by the end of 2007, which exceeded our target of 1,500 personnel.

Sales and Service Channels

In order to reach customers in all segments and meet their demands, we have continued to expand and improve our sales and service channels with the aim of enlarging the Bank's customer base and providing greater convenience to customers. Our sales and service channels include:

- Branch Network

To better serve our customers, the Bank opened thirty-six new branches in 2007, bringing the total to 604 branches nationwide. In addition, all our service channels have been redesigned and upgraded to better suit the needs of each customer segment in each location, as follows:

1. Full-Functioned Branches, including main and sub-branches, that provide financial services to customers in all segments from retail to large corporate customers.
2. In-Store Branches, as well as branches at discount stores and tourist attractions aim to serve transactors and Middle Income customers during non-traditional banking hours, e.g., weekends.
3. Signature Exclusive Centers provide exclusive services to our Signature customers. At present, we have five Signature Exclusive Centers, in the Phahon Yothin Main Branch, Thanon Sathon Branch, Silom Main Branch, Thanon Suapa Main Branch, and Yaowarat Branch.
4. Branches providing services to customers at specific locations, such as large corporate customers in industrial estates, or the white collars.

- Foreign Exchange Booths

In 2007, the Bank set up eight new foreign exchange booths, bringing the total to seventy-one booths. These booths are located at major tourist attractions such as department stores, malls, public-gathering spots and airports in Bangkok and upcountry. Meanwhile, eight mobile booths were put into service at trade fairs and other events, further enhancing customers' convenience, especially for foreign exchange and ATM transactions.

- **Business Banking Centers**

Through this channel, standard banking services similar to those at the Bank's branches, as well as commercial loans and cash management services, are provided to our corporate clients. In 2007, two new centers were put into service, bringing the total to thirty-four centers nationwide, with twenty-three in Bangkok and the metropolitan area, and eleven upcountry.

- **K-Contact Center**

With our emphasis on providing the highest service quality and utilizing our main service channels to best fit the preferences of all customer segments, the Bank has further developed the K-Contact Center – now employing an Interactive Voice Response (IVR) system, plus fax, email, and web chat services – implemented throughout 2007. Our efforts include:

- Service Development: Since August 1, 2007, customers have been able to request information about their mutual fund investments, provided in cooperation with KASIKORN ASSET MANAGEMENT Co. Ltd. At the same time, the Bank has developed a system providing information, advice and bookings for our K-WePlan service at the Siam Square Branch, since November 24, 2007.
- Support for KGroup Income Growth: With Preferred partners, the Bank has laid down standards for bancassurance sales and service, particularly for the Mass customer segment. Furthermore, we use the K-Contact Center to cross-sell products and services to target customers, and to process customer applications for some products, e.g., credit cards.
- Channel Development: For greater convenience and better service, the Bank has upgraded our fax server, resulting in more streamlined fax and document transmission procedures for customers and related business units.
- Service Quality and Efficiency Development: Workshops for sales and service staff have been held to raise their efficiency in handling customers' questions and complaints. We also use this channel to conduct surveys measuring customer satisfaction with K-Contact Center staff. According to results from the first survey conducted in August 2007, 84.20 percent of users were satisfied with our service. To achieve the next level of service quality, we have initiated the "Voice of Customer" project, where customer satisfaction with individual staff will be surveyed through the IVR system. This project will be put in place early in 2008.

- **Electronic Banking Services**

Our electronic banking services are provided through four main channels including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATM

As of December 2007, the number of the Bank's ATMs came to 3,797 units, up from 3,130 units as of year-end 2006. During 2007, the Bank's ATMs were upgraded to support cards issued in foreign countries without having to go through the VISA network, and our ATM interface was also improved to support more complex work.

1.2 K-CDM

The Bank's Cash Deposit Machines, as of December 2007, totaled 502 units, up from 270 units at the end of 2006. During 2007, the capacity of our K-CDMs was expanded for greater efficiency. All of our CDMs can now take deposits at locations nationwide, not just in Bangkok and the metropolitan area as before. The CDM interface has also been upgraded for higher competency.

1.3 K-PUM

The Bank's Passbook Update Machines, as of December 2007, totaled 644 units, up from 595 units at the end of 2006.

2. Internet Banking

2.1 K-Cyber Banking

By the end of 2007, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 143.06 percent over the previous year.

2.2 K-BizNet Banking

The number of customers with our K-BizNet Banking service for small businesses, as of December 2007, had registered a growth rate of 43.39 percent over 2006.

Throughout 2007, not only did the Bank tighten security on our Internet banking system, but we also enhanced system efficiency with a new K-Cyber Banking function where online real-time inter-bank funds transfer were made available, by which the receiving party is able to get their money instantly. Also, short-messaging-service (SMS) through mobile phones and email systems has been improved to notify the receiving party after fund transfers are processed. A special menu specifying the details of loans is shown in our internet banking services to provide greater convenience in loan service. At the same time, marketing activities such as exhibition booths at trade fairs and other events have been regularly held to help expand our customer base.

3. K-mBanking

During 2007, our K-mBanking service enjoyed spectacular growth of 2,674.93 percent over the previous year. This service has replaced the K-mPay system, and covers the same range of services such as account balance inquiry, airtime refill for prepaid mobile phone service, bill payments on various products and utility services. This K-mBanking has been operational since

October 1, 2007. All K-mPay customers have already been automatically transferred to the new service. In addition, promotional campaigns were organized during the year to attract new customers.

4. K-Payment Gateway

The Bank's payment service for online businesses recorded growth of 53.05 percent over the previous year in the number of stores using our services. This was due to our efforts to conduct marketing activities, such as seminars on online business, nationwide. Furthermore, we have developed services and systems for customers' greater convenience and higher confidence in using this channel. The "K-Payment Gateway Clinic" begun to provide expert advice on online payment systems, while multi-currency support has also been provided for customers engaging in transactions using any of nine major foreign currencies. An online voiding system has been implemented for card-accepting stores to instantly return money to cardholders when transactions are cancelled. This is in addition to our work to increase efficiency and the security of the information verification system for our K-Payment Gateway service.

❑ Financial Position

The Bank's retail business loan position and deposits – classified by product group as of December 31, 2007, and compared to the end of 2006 – are shown in the following table:

- Loans

Retail Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Retail Business Loans	Loans		Change	
		Dec. 31, 2007	Dec. 31, 2006	Million Baht	Percent
Retail Business Loans	**100.00**	**115,475**	**93,202**	**22,273**	**23.90**
Housing Loans	79.92	92,289	73,526	18,763	25.52
Credit Card Loans	14.51	16,759	15,102	1,657	10.97
Consumer Loans	5.57	6,427	4,574	1,853	40.51

As of December 31, 2007, the retail business loans under the supervision of the Retail Business Division totaled Baht 115,475 million, increasing by Baht 22,273 million, or 23.90 percent over the end of 2006. Housing loans showed the largest proportion of gain in overall with their over-year growth reaching 25.52 percent. In terms of over-year percent change, consumer loans showed the strongest growth of 40.51 percent.

- Deposit Products

Proportion of Deposits Classified by Product Group

(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Dec. 31, 2007	Dec. 31, 2006	Million Baht	Percent
Total Deposits	100.00	617,926	608,424	9,502	1.56
Current Accounts	2.04	12,607	12,651	(44)	(0.34)
Savings Accounts	47.24	291,887	265,414	26,473	9.97
Fixed-Term Deposit Accounts	50.72	313,432	330,359	(16,927)	(5.12)
From 3 months to less than 6 months	31.58	195,139	163,868	31,271	19.08
From 6 months to less than 1 year	9.51	58,745	101,981	(43,236)	(42.40)
From 1 year to less than 2 years	8.74	54,047	59,582	(5,535)	(9.29)
2 years or more	0.89	5,501	4,928	573	11.61

As of December 31, 2007, the Retail Business Division's total deposits amounted to Baht 617,926 million, rising by Baht 9,502 million, or 1.56 percent over the end of 2006. This was attributable to increases in savings and fixed-term deposits - especially in tenors of three months to less than six months - after the Bank introduced the "Fixed Deposit Flexible 4 Month" deposit product in 2007.

3.5 Capital Markets Business Operations

Provides comprehensive corporate finance and capital market solutions, as well as advisory services for large-scale "Multi-Corporate Business" customers and mid-scale "Large Corporate Business" customers, with the aim of helping customers to boost their profit potential, and in so doing consolidate our position as a market leader in this business.

❑ Business Operations in 2007

Important product and service developments during 2007 included the following:

- Corporate Finance

Overview

There are two major categories of services provided, i.e., financial advisory services and corporate finance services, covering a full range of financial products and financial advisory services. In addition to offering services as a broker-dealer and underwriter for state enterprise bonds, the Bank provides research on the debt market, the economy, foreign exchange and capital markets.

Changes in the Operating Environment and Business Operations

In the first quarter of 2007, local interest rates and bond yields were on downward trends, notably in the second quarter, in which the BOT's interest rate cuts were most evident. However, bond yields have continued to edge upward since the end of the second quarter as investors downgraded the possibility of further rate cuts by the central bank, along with the market's expectation of larger supplies of bonds in the near future. In the meantime, sentiment in the local bond market continued to be affected by the BOT's implementation of reserve requirements on short-term foreign capital, resulting in lower transaction volume by foreign investors. As for the supply of private sector debentures, although potential issuers had been reluctant to issue new debentures in the first quarter due to interest rate uncertainty, there was an increase in the supply of debentures from the second quarter through to the fourth quarter after the trend of local interest rates became clearer. Consequently, the supply of private debentures in 2007 totaled Baht 202,818 million, up from Baht 149,741 million in 2006.

Despite an uncertain investment and fund raising outlook, the Bank's corporate finance services continued to expand, particularly in providing funding arrangements for corporate customers via debentures, loans and property funds. Meanwhile, we remained the underwriter of choice for debentures, as the Bank was ranked No.1 Lead Underwriter by the Thai Bond Market Association and Bloomberg. The Bank also participated in providing syndicated business expansion and refinancing loans to energy businesses, property developers, as well as finance and securities businesses.

We have continued to provide liquidity services for our customers by engaging in transactions in the debenture secondary market. The Capital Markets Business Division also successfully underwrote the issuance of structured notes, such as the "K-Smart Note" and callable B/E, which provide greater investment alternatives to investors by offering attractive gains, but limited downside risks. Moreover, the Bank offered the "K-Smart China Link 10/51" and "K-Smart Fund" to retail investors in collaboration with KASIKORN ASSET MANAGEMENT Co., Ltd. Due to our leadership in the debenture secondary market, the Bank was honored with the "Dealer of the Year 2006" award by the Thai Bond Market Association in the first quarter; named the "Best Domestic Debt House 2006" by *Asiamoney* magazine in the third quarter, and received "Ranked #1 Sellside for Thai Baht Government Bonds 2007" award by *Asset* magazine in the fourth quarter.

- Currency and Interest Rate Risk Management Products

  Overview

We offer comprehensive hedging solutions for foreign exchange and interest rate risk management. Our products, including swaps, forwards, options and other derivatives, are available to customers in all segments.

Changes in the Operating Environment and Business Operations

In foreign exchange activities, volatility continued to rule the market. In tandem with the BOT's easing of their capital control measures in some aspects, the Baht continued on an upward trend against the U.S. Dollar throughout the year due to selling by exporters and the weakening of the U.S. Dollar following the sub-prime mortgage debacle, as well as the appreciation of other regional currencies. This rapid appreciation of the Thai currency has resulted in exporters' greater demand for foreign exchange risk management products. Their currency risk management products of choice include forwards and FX option contracts. On the other hand, some importers have been reluctant to hedge their foreign exchange risks on the expectation that the Baht would strengthen further, whereas others have remained cautious and continued to hedge their foreign exchange positions. This demand for currency risk management products has resulted in an increase in fee income in this business compared to the same period of 2006.

At the same time, the downward trend in interest rates has prompted corporate customers to hedge their interest rate risks by switching from floating to fixed interest rates through Interest Rate Swaps (IRS), as domestic interest rates are viewed to be close to the bottom, resulting in growth in our fee income from this business during 2007 as well.

3.6 Treasury Operations

In addition to managing interest rate and liquidity risks against future interest rate trends and/or liquidity conditions, the Central Treasury Department also manages the Bank's investment portfolios with the aim of achieving maximum profit at appropriate risk levels. It should be noted that all of these activities are carried out in strict adherence to the Bank's policies, governing authorities' rules and regulations, as well as operations of KASIKORNBANKGROUP's various business units.

❑ Business Operations in 2007

At the beginning of 2007, the Bank of Thailand (BOT)'s Monetary Policy Committee (MPC) put in place a new benchmark 1-day repurchase rate, replacing the former 14-day repurchase rate. From January to July 2007, the MPC's benchmark 1-day repurchase rate was on a downward trend, before holding steady at the 3.25 percent level during the remaining months of the year, down from 4.9375 percent at year-end 2006. As for commercial banks, their deposit and lending rates were cut following the BOT's move. However, the BOT's and the Financial Institutions Development Fund's issuances of savings bonds amounting to Baht 89,900 million in August, and Baht 73,800 million in November, coupled with intensified deposit competition, caused most commercial banks to offer special deposit products with higher interest rates beginning in the third quarter of 2007 onwards. Following rate cuts by the BOT in the first half of the year, domestic bond yields declined before

staging a rebound during the second half of 2007. This rise in bond yields took place after the market had come to view that the MPC was done with their interest rate cuts. In response to changing domestic interest rates, we have adjusted our investment strategy and liquidity management accordingly.

Meanwhile, global financial markets have begun to witness a liquidity crisis as a result of the U.S. sub-prime mortgage debacle, which pressured the U.S. Federal Reserve to begin easing their Fed Funds rate in September, bringing it down from 5.25 percent to 4.25 percent by the end of 2007, a drop of 1 percent. Although the Bank has not been directly affected by this recent heightened global volatility, we have adopted a more cautious policy toward managing our liquidity and investments by reducing our proportion of foreign-asset investments and durations in our investment portfolios in accordance with market conditions.

As the Bank of Thailand has set February 12, 2008, as the final day of operation for their repurchase window, the Bank has therefore begun to explore alternative channels for efficient liquidity management. Not only are we using other financial instruments such as foreign exchange swaps, bilateral repurchase operations and interbank transactions, but the Bank has also signed standard master agreements for the establishment of a private repurchase market with several parties, as well as arranged seminars to update market participants about this topic, which will help ensure a smooth transition after the closing of the BOT's repurchase market. At the same time, we continue to monitor other factors that could possibly lead to a change in our operating procedures, and are preparing a liquidity management contingency plan, as well as avoiding any adverse impacts that might take place in the future due to factors including the enactment of the Deposit Protection Act and the implementation of the Interbank Transaction Management and Exchange (ITMX) payment platform.

▫ Financial Position

For 2007, the total investments of the Central Treasury Department averaged Baht 179,571 million, increasing by Baht 1,034 million, or 0.58 percent, over 2006. Money market investments accounted for 52.67 percent of the total investments, while investments in the capital market accounted for the remaining 47.33 percent.

Central Treasury Department's Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	2007	2006	Change Million Baht	Change Percent
Interest and Dividend Income *					
Interbank and money market items **	48.13	3,755	4,488	(733)	(16.33)
Investments	51.87	4,047	3,735	311	8.34
Total	100.00	7,802	8,223	(422)	(5.13)

Note: * The figures above are managerial figures.

** Including loans.

In 2007, the Central Treasury Department earned total interest and dividend income of Baht 7,802 million, falling by Baht 422 million, or 5.13 percent, from the year-end of 2006. This was mainly due to falling domestic interest rates during the year, coupled with volatile liquidity conditions in late 2007.

4. Risk Management and Risk Factors[2]

4.1 Overall Risk Management

To provide a full range of financial services, KASIKORNBANK operates using the concept of a 'financial conglomerate', which includes subsidiary and associated companies offering other types of financial services, or support functions, respectively. In doing so, the Bank adheres to service principles that are the utmost in responsibility and accountability to all stakeholders and customers with regards to proper risk evaluation. The Bank's risk management policy consists of the following main elements:

❑ Risk Management Principles

The Bank's risk management includes credit, market, liquidity, operational, and other risk management. The principles of Risk-adjusted Return on Capital (RAROC) and Economic Profit are also used to measure risk management performance. The Bank operates under the following Risk Management principles:

- Business Lines Accountable for Risk

  Business units own the risks assumed, and are responsible for continuous and active management of all risk exposures, so that risks and returns are optimally managed in line with the risk appetite. Meanwhile, support units, which provide services to core business units and share common business goals, are accountable for managing business-derived operational risks.

- Independent Risk Controls

  An independent risk control process is implemented with the establishment of control functions responsible for providing an independent and objective view of risk-taking activities to safeguard the integrity of the entire risk process. In addition, these control functions are set to ensure that the risk level is in line with the risk appetite.

- Defined Risk Management Policy

  The Risk Management Committee determines risk management policy under guidelines from the Bank's Board of Directors.

- Integrated Risk Management

  The management of various kinds of risks incurred from all aspects of the Bank's business transactions is carried out in an integrated framework at all levels within the organization.

- Risk-adjusted Performance Measurement

  The performance of business units is measured and evaluated on a risk-adjusted basis.

[2] For the annual report, this chapter is shown in the "Risk Management and Risk Factors" section.

❑ Risk Management Process

To ensure effective risk management, the Bank has outlined a risk management process, which includes the following key steps:

- **Risk Identification**

Key risks are proactively identified in detail, including types and sources of risks, as well as other risk-related factors, both internal and external. Assessments and projections of the Bank's current and expected risks are also in place.

- **Risk Measurement**

Various models and methodologies for risk measurements suitable for different business characteristics are utilized. These models and methodologies are verified, approved and reviewed regularly.

- **Risk Monitoring and Control**

Risk measurement policies and appetites designated by the Bank's Board of Directors, which are implemented through various guidelines, procedures and risk limits, are continuously monitored.

- **Risk Reporting**

Timely and adequate risk reports covering all aspects of operations are required to ensure highest effectiveness in risk management.

Besides this, in order to avoid large financial losses, and to ensure continuity in business operations, the risk management process also takes into account both normal and crisis conditions.

❑ Risk Management Structure

The Bank's organization has been structured to facilitate all aspects of risk management, while each business unit's responsibilities and segregation of duties have been clearly identified in accordance with good internal-control practices. The Bank's overall risk management framework encompasses the following organizational structure:

- <u>The Bank's Board of Directors</u> has the ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- <u>The Audit Committee</u> is responsible for reviewing risk management processes and the internal risk control system, ensuring their adequacy and effectiveness.

Furthermore, the Bank's Board of Directors has assigned the following committees and sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring risk management policies and overall risk profile per the policies and guidelines approved by the Bank's Board of Directors.
- The Asset and Liabilities Management Sub-Committee is responsible for managing interest rate, liquidity and foreign exchange risks.
- The Credit Policy Sub-Committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risks has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risks into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital to properly reflect returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

Credit risk refers to the risk that a counterparty or borrower may default on contractual obligations or agreements. Such a default may be caused by the counterparty's inability to pay because of financial encumbrances, or their intention not to abide by the agreements, resulting in a loss to the Bank.

Credit Risk Management Guidelines

In managing credit risk, the Bank has adhered to international guidelines for compliance through the centralization of credit approval processes and separation of sales and credit decisions to promote the Bank's transparency, as well as checks-and-balances in credit processes. Credit-related staff all share the goals of attaining good credit quality and business development.

Furthermore, emphasis has been placed on credit operational efficiency via proper monitoring and control processes. Clear roles and responsibilities have been defined and disseminated to all staff levels, while clear guidelines and principles are used to add value in credit operations, improve the credit culture, and foster a common credit language. In addition, staff members have steadily received credit skills training to better serve customers, while automated operational and support systems of the highest standards and efficiency have been developed.

Credit Policies and Credit Risk Management Tools

In order to define clear operational targets for staff, the Bank has established business strategies based on an acceptable risk appetite. These business strategies have been translated into

a consistent set of credit policies and action plans that cover all customer segments and product lines. Proper qualifications for credit eligibility have been established within these policies and guidelines, which comply with, and go beyond, BOT rules and regulations.

In addition to the Bank's constant improvements in our credit risk management tools, especially in the aspect of customers' risk assessment and loan portfolio diversification, credit policies are regularly reviewed and updated to ensure that they are in line with the guiding principles and rationale, and are always available as a reference for staff through the Bank's online information systems. Customer risk rating tools have been developed and utilized to support credit underwriting and set appropriate pricing for each customer. As for performing business customers, their credit ratings are classified into twelve different ratings. Three additional ratings are set specifically for non-performing business customers. Regarding retail customers, credit scoring is in place to improve credit approval standards and efficiency. When calculating the return on capital, the cost of funds and related operating expenses are included, as well as the expected loss component from the credit risk. In so doing, prices are set in accordance with each individual customer and customer segment, depending on the credit portfolio management of each business group.

Significant attention has also been given to the control of loan limit concentrations in different dimensions, i.e., industry, product type, customer characteristic and geographical location. Each credit limit dimension is continuously monitored on a monthly basis to make certain that loan portfolio quality is in line with the Bank's business plans.

In 2007, the Bank placed considerable emphasis on enforcement of credit policies among subsidiaries of KASIKORNBANKGROUP under the uniform standard of the Bank, in line with the consolidated supervision policy of the Bank of Thailand. This included continuing effort for development of tools for credit risk management, as evidenced from cooperation between the Bank and KASIKORN LEASING Co., Ltd., in developing a credit scoring system for retail hire purchase credit approvals. These new tools should result in higher quality and more efficient credit approval procedures in light of a larger volume of transactions, as well as better asset quality controls.

The Bank, furthermore, has revised our credit risk management policy to facilitate various business operations, the offering of new products and services, and complex capital market transactions. Of notes are revisions in conditions or qualifications of customers eligible for dealer financing, thus leading to greater flexibility in credit underwriting process under the Bank's accepted risk appetite. As for some complex credit derivative products that are rather new in Thailand, e.g., Credit Default Swap (CDS), Credit Linked Notes and Swap guaranteed by CDS, the Bank has enforced a credit policy and limits for capital markets products, as an operational guideline for all concerned parties, for common understanding among them. The policy covers some key features of the products, objectives, risk exposures, risk mitigation, the counterparty risk rating criteria, as well as

roles and duties of all involved departments. The Bank, in the meantime, has revised the criteria for Credit Support Annex (CSA), as a tool for mitigation of risks associated with derivative transactions. A threshold amount showing a maximum acceptable risk level, along with a minimum transfer amount, are clearly set, according to risk rating by internationally recognized rating agencies. These will help reflect effectively the level of risk associated with each counterparty.

Credit Underwriting and Approval Procedures

The Bank's credit underwriting and approvals have been based on up-to-date data and information to facilitate transparent and standardized credit procedures, while approval processes have been designed to fit customers' unique needs in different segments. For example, for large-scale corporate customers, relationship managers with solid understanding of corporate financial needs and risks are assigned to help structure loan facilities that will not only meet customers' complex financial needs, but also with pricing appropriately set according to their risk ratings as quantified by our tools. Relationship managers are also responsible for preparing credit risk reports submitted to underwriters for loan approvals, while underwriters have different levels of authority for credit approvals.

For institutional clients, a similar credit underwriting and approval process has been employed, but with additional considerations of country risk ratings and transactions in money and capital markets, such as derivatives and investment transactions.

In the underwriting and approval processes of retail lending, which includes credit card services, plus personal, housing and retail business loans, the Bank utilizes a credit scoring system, which is based on the Bank's customer credit history. Emphasis has been placed on verification of personal data and assessing income-liability consistency for each case, with a main reference being the National Credit Bureau Co., Ltd. We also make sure that our underwriting and approval processes are concise and swift, thus meeting customers' needs and achieving their satisfaction.

In 2007, the Bank developed a swifter credit underwriting process, but still adhered strictly to a prudent control of acceptable risks. The Bank, moreover, continued developing the higher quality and more efficient credit approval procedures among subsidiary companies, notably the centralization of credit approvals for the customers of upcountry offices of KASIKORN LEASING Co., Ltd.

Post-Credit Approval Operations

As for post-credit approval operations, the Bank has set up credit process centers and units nationwide for post-credit approval operations in order to promote standardized and efficient operations. These centralized units are responsible for consolidating all required contracts and setting up credit lines, as well as maintaining lending agreements and collateral documents, plus supporting some important credit data for effective monitoring of credit quality. As a result, credit

support functions in upcountry branches have been transferred to credit process centers located in every region across the country.

In 2007, the Bank initiated an upgrade plan for our credit monitoring procedures, which are divided into three areas: first, credit usage behavior monitoring; second, customers' business performance monitoring and covenant follow-ups; and third, debt servicing ability monitoring. The Bank's relationship managers will monitor and evaluate individual customer status in these areas on a regular basis, and/or when there are unexpected events affecting customer credit quality, such as currency fluctuations, or natural disasters. Such customer credit monitoring will enable us to take proper steps to maintain sound credit quality.

In addition, an intranet platform, the Collateral Appraisal Tracking (CAT) system, has been in place since 2006 to assist various analytical management tasks, allowing faster and more cost-efficient tracking of customers' collateral and collateral appraisals. In 2007, the Bank refined our collateral-related credit policy in accordance with the Basel II Capital Accord, as a clear guideline with details about collateral aging was added to make sure that the value of collateral covers the length of loan contracts. Lists of undesirable collateral were also specified, including debt and equity securities that have a significant positive correlation to the credit customers, or obligors. For instance, the Bank will not accept debt or equity securities issued by the obligor company as collateral for a loan.

Risk Asset and Credit Process Review

The Bank considers the review and evaluation of asset quality and credit processes as crucial to our aim of achieving the highest standards in credit management. This is the responsibility of the Risk Asset Review Department, having been assigned to review quality of the Bank's credit policy and processes, from the credit write-up, to underwriting, contract preparation, and monitoring of credit quality. The above responsibility includes the credit processes and procedures as applied to the KASIKORNBANKGROUP's subsidiaries as well.

- Outstanding Loans

As of December 31, 2007, the Bank's consolidated outstanding loans stood at Baht 762,505 million, increasing by Baht 85,298 million, or 12.60 percent, over Baht 677,207 million at the end of 2006.

As of December 31, 2007, 60.10 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 42,994 million, or 5.65 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 468,697 million, or 61.56 percent of outstanding loans; while sole proprietorships and individual

customer credit accounted for the remaining 38.44 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 59.57 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of December 31, 2007
39.90
60.10
As of December 31, 2006
40.17
59.83
Business entities
Individual
Type of Customer
As of December 31, 2007
61.56
38.44
As of December 31, 2006
61.50
38.50
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of December 31, 2007
59.57
40.43
As of December 31, 2006
64.09
35.91
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of 2007 and 2006, is depicted in the following:

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)



As of December 31, 2007
Others
9.33%
Agricultural & Mining
3.07%
Housing Loans
12.52%
Utilities & Services
8.72%
Real Estate & Construction
6.01%
Manufacturing & Commerce
60.35%
As of December 31, 2006
Others
8.16%
Agricultural & Mining
2.90%
Housing Loans
11.43%
Utilities & Services
9.44%
Real Estate & Construction
6.38%
Manufacturing & Commerce
61.69%

● Non-performing Loans

As of December 31, 2007, the Bank's consolidated NPLs stood at Baht 34,980 million, equal to 4.44 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 31,915 million, accounting for 4.06 percent of the total outstanding credit, including that of financial institutions, which represented an over-year decline. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2007	Dec. 31, 2006
The Bank's consolidated NPLs	34,980	46,495
Percent of total outstanding credit, including that of financial institutions	4.44	6.85
The Bank-only NPLs	31,915	38,291
Percent of total outstanding credit, including that of financial institutions	4.06	5.67

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of December 31, 2007, the Bank's consolidated net NPLs stood at Baht 17,600 million, equal to 2.29 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 15,776 million, accounting for 2.05 percent of the total outstanding credit, including that of financial institutions, which represents an over-year decrease. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2007	Dec. 31, 2006
The Bank's consolidated net NPLs	17,600	27,282
Percent of total outstanding credit, including that of financial institutions	2.29	4.14
The Bank-only net NPLs	15,776	20,886
Percent of total outstanding credit, including that of financial institutions	2.05	3.18

In 2007, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 29,960 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 28,944 million. The details of debt restructuring and losses from debt restructuring as of the end of 2007 and 2006 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Year Ending	Dec. 31, 2007	Dec. 31, 2006
Debt restructuring of the Bank and our AMC	29,960	31,830
Losses from debt restructuring	1,424	4,700
Debt restructuring of the Bank-only	28,944	28,536
Losses from debt restructuring	1,207	4,260

● Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of December 31, 2007, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 25,852 million. This amount was equivalent to 115.95 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 24,247 million, which was equivalent to 113.34 percent of the level required by the BOT.

● Foreclosed Properties

As of December 31, 2007, the Bank's consolidated foreclosed properties had a cost value of Baht 17,343 million, accounting for 1.74 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,720 million, accounting for 1.28 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,978 million, equivalent to 11.41 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,467 million, representing 11.53 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of 2007 and 2006, are shown below:

Foreclosed Properties

(Units: Million Baht)

Year Ending	Dec. 31, 2007	Dec. 31, 2006
Consolidated foreclosed properties	17,343	18,727
Percent of total assets	1.74	2.00
Allowances for impairment of consolidated foreclosed properties	1,978	2,232
Percent of consolidated foreclosed properties	11.41	11.92
Bank-only foreclosed properties	12,720	13,435
Percent of total assets	1.28	1.43
Allowances for impairment of Bank-only foreclosed properties	1,467	1,796
Percent of Bank-only foreclosed properties	11.53	13.37

● Phethai Asset Management Company Limited

As of December 31, 2007, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 70,262 million, or 95.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Dec. 31, 2007	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	70,262	66,759	65,702	59,774	55,794
Percent of the total initial unpaid principal balance	95.00	90.00	89.00	80.76	75.44

● Thai Asset Management Corporation (TAMC)

The Bank has transferred the sub-quality debts of borrowers, who all had characteristics matching those in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC.

In exchange for the transferred assets, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The notes' yields include an annual coupon, reset quarterly, at the weighted average of deposit rates of five major Thai commercial banks, paid for by a 1-year, extendable, non-transferable, FIDF-guaranteed note.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC's potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, at the end of the fifth and tenth years dating from July 1, 2001, TAMC and the Bank would share gains or losses arising from the resolution of the Bank's transferred assets.

During the year ending December 31, 2007, the Bank did not transfer any additional assets to TAMC. As a result, the total transferred assets, with a gross book value of Baht 14,557 million as of December 31, 2007, were priced at Baht 10,123 million. Meanwhile, the Bank recorded FIDF notes in payment, totaling Baht 10,123 million.

According to primary information as suggested by TAMC, the Bank had Baht 29 million losses arising from these sub-quality debt accounts.

❑ Market Risk Management

Market risk stems from changes in interest rates and exchange rates, as well as in securities and commodity prices, which can cause volatility in the Bank's income or the economic value of assets and liabilities of the Bank and K Companies, either at present or in the future.

Market Risk Management Guidelines

The Bank adheres to market risk management principles that are efficient and suitable for the changing environment, while asset and liability structures are properly managed, and market risk is controlled in accordance with the risk appetite. Also, the Bank's market risk management is set to comply with the BOT's requirements and related regulations, and with the policies controlled by the Risk Management Committee. In addition, transparency in our market risk management structure has continually been maintained, reflecting segregation of duties, while independence of risk control functions has been emphasized.

Market Risk Management Procedures and Tools

Core banking operations that are exposed to market risk can be divided into two major groups: asset and liability management activities, and trading book activities.

- **Market Risk in Asset and Liability Management Activities**

  - **Interest Rate Risk Management**

The Assets and Liabilities Management Sub-committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the interest rate and the asset and liability structures of the Bank. ALCO's objective is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Risk Management Committee and the Board of Directors.

The Bank analyzes mismatches of repricing periods in assets and liabilities to evaluate the interest rate risk level. These sensitivity analyses are used to analyze the effect of changes in deposit, lending, money market and capital market rates on the Bank's interest income over the next twelve months, as well as on our financial position and off-balance-sheet items. With results obtained from these sensitivity analyses, the Bank's asset and liability structures, which are linked to various types of interest rates, are properly managed.

The Value-at-Risk (VaR) concept, a statistical tool that attempts to specify the probability distribution of risks by using historical data on relevant variables, is also employed to measure market risk. This helps forecast the potential maximum loss to the Bank at specified confidence levels. Furthermore, the Bank conducts stress testing, supplementing the VaR method, to enhance the thoroughness of risk measurement. Meanwhile, the Bank's interest rate risk management process has been developed in accordance with the BOT's interest rate risk supervision policy applied to financial institutions' banking books, enacted in 2006.

Analyses of financial assets and liabilities based on contractual repricing periods, as of the end of 2007 and 2006, are shown below:

Consolidated Financial Statement as of December 31, 2007

(Units: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,051	-	18,051
Interbank and money market items	4,952	50,398	62	-	-	2,996	-	58,408
Securities purchased under resale agreements	-	10,700	-	-	-	-	-	10,700
Investment	18,432	1,633	16,737	31,112	17,763	12,176	1,469	99,322
Loans	552,810	85,304	1,087	34,624	27,711	8,945	52,024	762,505
Accrued interest receivables	-	-	-	-	-	1,263	-	1,263
Customers' liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other assets	-	-	-	-	-	5,293	-	5,293
Total	576,194	148,035	17,886	65,736	45,474	50,186	53,493	957,004
Financial Liabilities								
Deposits	392,692	313,778	33,832	1,839	-	41,681	-	783,822
Interbank and money market items	1,677	8,763	600	343	-	2,802	-	14,185
Liabilities payable on demand	-	-	-	-	-	11,117	-	11,117
Borrowing	-	38,198	877	301	18,724	-	-	58,100
Bank's liability under acceptances	-	-	-	-	-	1,462	-	1,462
Other liabilities	-	-	-	-	-	6,107	-	6,107
Total	394,369	360,739	35,309	2,483	18,724	63,169	-	874,793
Repricing gap of on-balance sheet items	181,825	(212,704)	(17,423)	63,253	26,750	(12,983)	53,493	82,211

Consolidated Financial Statement as of December 31, 2006

(Units: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,411	-	18,411
Interbank and money market items	3,003	74,267	3,219	-	-	2,368	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investment	10,538	17,160	3,686	30,895	23,727	16,577	2,041	104,624
Loans	490,824	89,540	11,558	19,909	4,706	1,365	59,304	677,206
Accrued interest receivables	-	-	-	-	-	1,813	-	1,813
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	6,535	-	6,535
Total	**504,365**	**203,167**	**18,463**	**50,804**	**28,433**	**47,594**	**61,345**	**914,171**
Financial Liabilities								
Deposits	345,864	181,094	172,834	5,452	-	41,016	-	746,260
Interbank and money market items	2,246	11,271	1,067	800	-	2,305	-	17,689
Liabilities payable on demand	-	-	-	-	-	6,757	-	6,757
Borrowing	-	27,615	1,811	1,864	19,174	-	-	50,464
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,389	-	9,389
Total	**348,110**	**219,980**	**175,712**	**8,116**	**19,174**	**59,992**	**-**	**831,084**
Repricing gap of on-balance sheet items	156,255	(16,813)	(157,249)	42,688	9,259	(12,398)	61,345	83,087

- Equity Risk Management

The Bank has no policy of adding to our equity investments, and has plans to reduce the size of these investments that are unrelated to our core financial business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

- **Market Risk in Trading Book Activities**

Trading book activities are handled under the guidance of the Bank's policy set particularly for activities that involve the purchase and sale of currencies, fixed-income securities and derivative instruments, as well as bond underwriting. The Capital Markets Business Division is responsible for managing risk status as a result of changes in interest rates, exchange rates and derivatives embedded under these transactions. In addition, the trading book activities include equity underwriting, whose risk status is under management by K Companies. All trading book activities are under the close supervision of the Internal Risk Management Department and the Risk Management Committee to ascertain that the aggregate risk of trading book activities is within limits. These limits are constantly monitored through the use of the Value-at-Risk Limit and Sensitivity Limit methods.

Furthermore, a stress-testing system has been developed to estimate potential losses caused by various shocks on the Bank's financial positions not captured in VaR calculations. In the stress-testing procedure, due attention is also paid to some 'Past Crisis Scenarios' and the adverse consequences thereof, e.g., the Asian economic crisis in 1997, and the 9/11 attacks in the U.S., etc. This stress-testing procedure also includes 'Hypothetical Crisis Scenarios', such as different change patterns of yield curves, etc. A testing procedure for the Bank's VaR model, known as 'Back Testing', has also been improved and implemented for sounder market risk measurement. In two charts below, the chart on the left shows a comparison between estimated results using the VaR method and hypothetical profits and losses. It was found that the differences between the two series were within a satisfactory range. In the meantime, the Bank also monitors the distribution of daily market risk-related gains and losses, as shown in the chart on the right, to complement our routine risk analyses. All of these analytical assessments confirm the efficiency of the Bank's risk management tools, thereby promoting efficient market risk management as being in line with international standards.

In 2007, the Bank planned to adopt the Capital Markets Business System for booking and the efficient management of risk.


Back Testing for Trading Portfolio
VaR


Daily Market Risk-Related Gains and Losses
Frequency
Loss
Profit

In the purchase and sale of derivative products in 2007, the Bank entered more complex derivative transactions to meet the diverse demand of customers, such as Interest Rate Option, Foreign Exchange Option, Structured Notes, Credit Derivatives and Commodity Derivatives, etc. New, more sophisticated products have been developed, especially 'Exotic Derivatives', for which the Bank has to develop necessary platforms and procedures continuously for timely and suitable management of risks incurred from these new, more sophisticated products. We also plan to upgrade calculations of capital adequacy with respect to these complex derivatives and other financial instruments.

As for bond and equity underwriting, under management by KASIKORNBANKGROUP, in 2007, there was some large equity underwriting in property, as well as information and communication technology sectors. We, in this regard, have adopted the procedures for risk measurement and control, according to the limits as specified, under oversight and control by the Internal Risk Management Department and Risk Management Committee.

- **Interest Risk Management**

The Bank has entered transactions, such as Interest Rate Swap, to satisfy customer demand for interest rate risk management. Interest Rate Risk has been controlled under limits, by the Internal Risk Management Department and Risk Management Committee. Risk analysis, under the 'Value-at-Risk' method has also been adopted for effective management of interest rate risk.

- **Foreign Exchange Risk Management**

The Capital Markets Business Division manages the purchase and sale of foreign currencies on a daily basis, which can induce exchange rate risk, thereby affecting the Bank's profit and loss and financial status. The Bank has a policy of maintaining this risk at a low level by setting limits on foreign currency positions in accordance with the Bank's business and requirements of the BOT. These limits are kept under the close supervision of the Internal Risk Management Department and the Risk Management Committee. In addition, the Value-at-Risk (VaR) method is used to manage foreign exchange risk.

❑ Liquidity Risk Management

Liquidity Risk arises from a failure to meet obligations when they come due, because of an inability to convert assets into cash, or to obtain sufficient funds to meet cash needed with appropriate costs within a limited time period, which may then result in a loss to the Bank.

Liquidity Risk Management Guidelines

The Central Treasury Department is responsible for managing liquidity in order to meet cash needed by the Head Office and branches by managing highly liquid Baht and foreign currency assets, as well as balancing short-term and long-term funding alternatives. The Asset and Liability

Management Sub-Committee (ALCO) is responsible for setting up policies and guidelines for managing liquidity, which must be complied with liquidity risk standards approved by the Risk Management Committee and the Board of Directors.

Liquidity Risk Management Procedures and Tools

In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needed when demand arises, and in line with the BOT guidelines. As of December 31, 2007, the Baht 183,001 million of liquid assets held by the Bank and subsidiaries consists of cash, interbank and money market items, securities purchased under resale agreements, and net investments in securities. This amount had decreased by Baht 42,439 million from the level as of December 31, 2006.

Future liquidity requirements are assessed by estimating expected cash inflows and outflows in different currencies based on both normal and crisis conditions, while relevant factors relatea to assets and liabilities, as well as contingent obligations, are also taken into account in this estimate. In addition, emergency funding plans mentioning processes for dealing with liquidity shortages during crises have been established to ensure that the problems are instantly solved without interrupting business operations.

Additionally, constant monitoring of changes in the balance sheet structure is another important procedure for liquidity risk management. Calculations and analyses of various liquidity ratios are conducted, as they are used as early-warning indicators to facilitate liquidity management and related decision-making. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 97.28 percent as of December 31, 2007, increasing over 90.75 percent at the end of 2006.

Following the development of liquidity management tools for measurement and assessment of the current risk level, and for projection of risk from change in the future business environment and expansion since 2006, the Bank has put the tools in use from the second quarter of 2007 onward. These have enabled the Bank to manage more complex liquidity risks with a higher degree of precision, in line with the international standard. For 2008, the Bank has set a plan to review assumptions used for balance sheet management and to develop treasury product information, following the introduction of a new database system to replace the existing one, which is scheduled to be phased out within 2008.

The Bank has also more closely monitored changes in the operating environment, which, to a certain extent, might affect efficiency in liquidity risk management, especially the BOT's new monetary policy framework, enforced since January 17, 2007. The BOT, in this regard, would have to gradually open other liquidity windows, and to plan for shutdown of the central bank's repurchase market on February 12, 2008. To cope with possible changes more effectively, the Bank has redefined our risk management procedure in compliance with the new regulatory requirements in 2007. This includes

preparation to cope with changes in market liquidity conditions as a result of an expanded limit for BOT bond issuances, including the possibility of a sizable issuance of debt instruments by other government agencies for funding mobilization. In addition, the government has planned for enactment of the Deposit Protection Agency Act in 2008, which might generate considerable impacts on the distribution of deposits between financial institutions and/or capital markets. The Bank, in this regard, has to develop some products and services under our Saving & Investing domain, in line with possible changes in customer demand in the future.

To seek out new tools for liquidity management, and to minimize concentration of funding sources, while providing saving alternatives for customers, the Bank issued bill of exchange (B/E) for retail customers during 2007. This included an ongoing issuance of short-term debentures under limits approved in shareholders' meetings.

Financial assets and liabilities, as of the end of 2007 and 2006, based on their contractual maturities, are shown below:

Consolidated Financial Statement as of December 31, 2007

(Units: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	18,051	18,051
Interbank and money market items	8,214	50,194	-	-	-	-	58,408
Securities purchased under resale agreements	-	10,700	-	-	-	-	10,700
Investment	172	14,359	21,985	37,817	18,463	6,526	99,322
Loans	173,842	269,735	8,299	157,722	152,907	-	762,505
Accrued interest receivables	12	1,220	-	13	18	-	1,263
Customers' liability under acceptances	-	1,462	-	-	-	-	1,462
Other assets	-	1,086	-	-	-	4,207	5,293
Total	182,240	348,756	30,284	195,552	171,388	28,784	957,004
Financial Liabilities							
Deposits	434,373	313,778	33,812	1,859	-	-	783,822
Interbank and money market items	4,615	8,127	-	1,143	300	-	14,185
Liabilities payable on demand	11,117	-	-	-	-	-	11,117
Borrowing	-	38,198	877	301	18,724	-	58,100
Bank's liability under acceptances	-	1,462	-	-	-	-	1,462
Other liabilities	121	2,481	234	80	-	9,023	11,939
Total	450,226	364,046	34,923	3,383	19,024	9,023	880,625
Liquidity-net	(267,986)	(15,290)	(4,639)	192,169	152,364	19,761	76,379

Consolidated Financial Statement as of December 31, 2006

(Units: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	18,411	18,411
Interbank and money market items	5,594	75,009	2,164	-	-	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investment	446	18,243	8,812	41,800	30,582	4,741	104,624
Loans	157,919	262,247	7,867	120,895	128,278	-	677,206
Accrued interest receivables	40	1,525	-	100	148	-	1,813
Customers' liability under acceptances	-	525	-	-	-	-	525
Other assets	-	2,188	-	-	-	4,347	6,535
Total	163,999	382,027	18,843	162,795	159,088	27,499	914,171
Financial Liabilities							
Deposits	386,880	177,733	174,645	7,002	-	-	746,260
Interbank and money market items	4,588	10,734	1,067	1,100	200	-	17,689
Liabilities payable on demand	6,757	-	-	-	-	-	6,757
Borrowing	-	27,614	1,811	1,865	19,174	-	50,464
Bank's liability under acceptances	-	525	-	-	-	-	525
Other liabilities	109	2,944	520	78	-	5,738	9,389
Total	398,334	219,550	178,043	10,045	19,374	5,738	831,084
Liquidity-net	(234,335)	162,477	(159,200)	152,750	139,634	21,761	83,087

❑ Operational Risk Management

Operational risk refers to the risk of direct or indirect losses, resulting from inadequate or failed internal processes, people, operating and IT systems, or external events.

Operational Risk Management Framework

Operational risk exists in all banking products, procedures, business units and IT systems, which can potentially incur losses to the Bank, as well as to our customers and shareholders. The Bank has placed great emphasis on effective operational risk management, and has continually improved our risk management framework to control and mitigate operational risk proactively. The objective of this framework is to implement effective operational risk management practices with a single standard that is systematically implemented across the entire KASIKORNBANK FINANCIAL CONGLOMERATE. In so doing, our management teams also gain an overall-operational risk profile as

essential information for their decision-making and maintaining compliance with BOT regulations, as well as other relevant laws and international standards.

Operational Risk Management Structure

All of our staff are accountable for operational risk management according to framework and policies established by the Internal Risk Management Department, which is overseen by the Risk Management Committee that also reviews and approves the operational risk management framework and guidelines for implementation within the Bank, plus at subsidiaries and associated companies that operate in financial or support businesses. Meanwhile, the Internal Audit Department, which is under the Audit Committee, is responsible for reviewing and validating the operational risk management framework to ensure the effectiveness, propriety and transparency of risk management within all of our units.

Operational Risk Management Procedures and Tools

The Bank's procedures for operational risk management include risk identification, assessment, control and monitoring, as well as reporting. All of these processes are carried out periodically for accurate risk assessment and effective control to ensure that risk is within acceptable levels. Operational risk management tools and IT systems have been installed and improved upon continuously to effectively assess and monitor operational risk management. These tools include:

- Risk and Control Self-Assessment (RCSA) — The Bank employs self-assessment tools within our business to identify significant operational risk, as well as to effectively control and prevent losses. Risk management expertise is disseminated to employees to create awareness and aid in efficient management of day-to-day operations, while a great emphasis has been placed upon proactive management of operational risk before any loss incurs. In addition, the results of our risk assessments and controls are regularly reported to the Risk Management Committee to present an overall operational risk profile.
- Operational Risk Event Database (RED) — The Bank has implemented a database system and developed procedures to collect and report on operational risk events, along with analyses of the actual causes of a given risk and prevention of them. This helps avoid repetitions of such events and is essential to developing situational models for operational risk capital maintenance. The operational risk event database is also used as an important input for Risk and Control Self-Assessment.
- Key Risk Indicators (KRI) — In addition to indicators used by almost a hundred leading banks worldwide, the Bank has put into place various KRIs to effectively reflect the levels of risk arising from operational systems, employees and processes. In cooperation with business units that are susceptible to the risk, operational risk management staff identify

KRIs and collect related information at regular intervals in order to monitor and track changes in the risk level over time, as well as serve as an early warning tool.

- Business Continuity Management (BCM) — Throughout 2007, the Bank has worked continuously on implementation of the Business Continuity Management (BCM) project, which we consider to potentially be a major tool to mitigate the severity and impacts of undesirable incidents or factors that could cause interruptions to our main operational systems – examples of such emergencies include flooding, storms, fire, terrorist attacks, epidemics and political unrest. We have established the "BCM Taskforce", with members representing all relevant departments to monitor progress in BCM activities. This taskforce ascertains that the BCM project is effective and appropriate for handling any incidents that could occur. Although such incidents could cause suspension of our normal operations, we have to ensure that all critical business functions can be carried out uninterrupted, and the normal functions can be resumed in a timely manner.

  In addition, other preparations include risk assessment, identification of critical business functions, business impact analyses, maximum allowable outage, business continuity management strategies selection, and business continuity plans. We have also tested all contingency plans to ascertain that critical business functions will continue to perform normally, even during unexpected catastrophes.

- IT Systems for Operational Risk Management — The Bank's IT infrastructure has received continuous upgrades to support the development of our operational risk management framework, with the aim of enhancing our efficiency in risk management procedures and tools. In particular, these IT systems are important for recording data for later analysis and reporting on operational risk events.

Aside from this, the Bank has also undertaken assessments of operational risk in regards to new products and working procedures, to ensure that they have acceptable risk levels and that there are appropriate controls in place before they are introduced to the Bank's customers. As for external fraud, the Bank has placed great importance on implementing security system to guard against risks inherent to major products such as credit cards, ATM cards and cheques, etc., for which the Bank has a special unit tasked with investigating irregular transactions and risk factors. The Bank has also installed state-of-the-art IT equipment and systems to thwart, recover from and/or reduce losses incurred by such crime.

Overall operational risk reports on the Bank's products, together with reports on operational risk events, are regularly presented to the Risk Management Committee to keep the Committee abreast of current operational risk profiles, ensuring that our work in risk management is in line with

the Bank's related policies and international practices. Furthermore, in order to meet Basel II standards on capital reserves for operational risk, the Bank has collected data and prepared situational modeling to facilitate computations of the necessary capital reserves against this form of risk in the future. In addition, the Bank continues to develop, improve and upgrade our operational risk management tools, procedures and systems.

❑ Other Risk Management

- **Risks associated with Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of December 31, 2007, the Bank's contingent obligations were Baht 93,921 million, compared to Baht 75,481 million at the end of December 2006.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of December 31, 2007, the Bank had foreign exchange contracts on the purchase side of Baht 338,139 million, with Baht 372,471 million on the sales side, compared to Baht 199,041 million and Baht 308,301 million, respectively, at the end of December 2006. In addition, the Bank had interest rate contracts on the purchase side of Baht 386,792 million and Baht 402,904 million on the sales side, compared to Baht 228,869 million and Baht 212,955 million, respectively, at the end of December 2006.

- **Risks Related to Capital Adequacy**

As of December 31, 2007, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.62 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

❑ Preparations for the 'Basel II' Capital Accord

In order to ensure that financial institutions' capital reserves adequately cover and better reflect risks, the BOT has designated that Basel II standards on capital adequacy, comprising Pillar 1

(Minimum Capital Requirements), Pillar 2 (Supervisory Review Processes) and Pillar 3 (Market Discipline), shall be implemented at banking institutions in Thailand as of 2008 year-end.

The Basel II project has proceeded as planned under the responsibility of the Basel II Project Taskforce, which is composed of representatives from all relevant divisions. This is under the supervision of the Bank's Risk Management Committee. The Bank has continuously enhanced both our organizational structure and information systems to ensure compliance with the Basel II standards. Capital per Basel II criteria has been reported to the Risk Management Committee for internal management on a monthly basis since January 2007, and starting in 2008, the Bank will submit parallel-run reports on capital using current criteria along with the Basel II-type report to the BOT on a quarterly basis for one-year in advance of full implementation effective by the end of 2008.

Also, in 2007, the Bank has representatives participating in a working team established by the Thai Bankers' Association in cooperation with the Bank of Thailand. This team has been an important channel for sharing information and experiences about Basel II preparations among commercial banks and the BOT, paving the way for a smooth transition to the new capital standards.

For 2008, the Bank will continue our project to ensure ongoing development, whereas for Pillar 1 – the Minimum Capital Requirements – we will continue to enhance our risk management tools and ensure other preparations for advance criteria. For Pillar 2 – Supervisory Review Processes – the Bank will ensure continuing improvements in our risk management systems and procedures. And for Pillar 3 – Market Discipline – we encourage transparency in informational disclosures to investors and all related parties concerning risk assessments associated with our banking operations. All these steps have been taken into consideration for compliance with other international standards, such as International Accounting Standard No. 39 (IAS 39), to ensure regulatory compliance and, moreover, best practice in risk management.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

Throughout 2007, the Bank continued with development of the Value-based Management (VBM) framework and efforts to put it into practice. With the VBM framework, the Bank is confident that the highest value creation will be achieved for our shareholders through the adoption of Risk-adjusted Return on Capital (RAROC) and Economic Profit (EP). Economic Profit shows net profit after adjusting for both the risk charge and the cost of capital. We have developed both tools and procedures for the more accurate measurement of EP and value-added. This work included adjustments in our core internal management procedures, such as strategic planning, value-based business targeting, business planning, and resource allocation, appropriate for and consistent with growth strategies for attainment of long-term value-added and risk-based pricing strategy. Also, the

Bank has started measuring our performance and analyzing our value-based profits expressed in the dimensions of customer segments, product domains and individual products, by continually promoting common understanding towards key value drivers among all concerned. Meanwhile, related business units have adopted the value-based analysis for assessment of business viability of products and investment projects, for the measurement of returns at appropriate risk levels considered acceptable to the Bank. Next, we will move on to the adoption of VBM principles across the whole KASIKORNBANKGROUP.

5. Operations of Support Groups

With the goal of developing the capabilities and proficiency of the primary business groups of the Bank, we have thus proceeded with ongoing development of support programs continued from 2007 in the areas of human resources and information technology.

❑ Building an Effective, Performance-Based Organization

In 2007, the Bank's Human Resource Division reviewed our HR Roadmap and outlined HR strategic plans for 2008, consistent with KASIKORNBANKGROUP strategic position and business plans. To materialize the K Now program initiative, the Bank has upgraded personnel skills and capabilities for better advisory services and customers' satisfaction. Details include:

- **Recruitment:** The Bank has revised our recruitment strategies, making the process smoother and swifter, while also attracting more qualified candidates:
  - We held "KBank One Day Recruitment" fairs to complete the hiring of staff within one day, focusing primarily on acquiring personnel required in support of our strategic position, or personnel in strategic jobs and limited-supply positions.
  - We held the "K Excellence Awards" program for students who have displayed excellent character and diligence in their studies, recognizing potential future employees of the Bank.
  - We have set up a special recruitment unit to expedite candidate selection at provincial locales; they conduct the testing and selection of applicants at regional urban centers for greater recruitment opportunities in these areas.
  - Testing has been made more relevant to the job requirements of specific positions, to better reflect the abilities of applicants.
  - We participated in the Career Exhibition 2007 event, wherein we received an overwhelming response of 7,100 applicants, far beyond prior expectation of only 5,000 applications.
- **Leadership Development:** We have undertaken a leadership development program to prepare managerial staff members by having them attend our special programs, which should enhance their efficiency in supervisory tasks, as well as improve quality of teamwork management and organizational development. For instance, we have organized the 'HR for Non-HR Manager' training program for executives of other departments to learn about HR management in different dimensions, such as the Labour Law, remuneration management, personnel development and so on. These will equip them with necessary management skills for effective collaboration with their colleagues and staff members.

- **Talent Management:** The Bank has pursued a development program for talented staff, in preparation for an expanded scope of work to come, and in response to the diverse short- and long-term business needs.
- **Operational Management:** The Bank continues to strive for a performance-based corporate culture. The Bank and the Labor Unions have reached an agreement for the annual bonus payment scheme, which would be based on performance of the Bank and individual employees. Also, we have broadened our policies to better embrace the concept of 'Performance, Rewards and Opportunities' (PRO), and shared this with all eleven of our Support Service Providers to KASIKORNBANKGROUP so that they are all managed under proper standards.
- **Remuneration Management:** The Bank has conducted surveys on several types of remuneration scheme to develop our remuneration structure, appropriate for the current market situation, in order to attract capable candidates to work with the Bank, and, in the meantime, retain our existing competent personnel.
- **Refinements to the IT Infrastructure:** We have upgraded and refined the Human Resource Information System (HRIS) to permit 'Employee Self-Service', which reduces steps and time required to perform certain HR-related functions, thereby improving overall working efficiency.
- **Employee Relations:** The Bank continues to support good employee relations management, which has been recognized by our receipt of the 'Outstanding Establishment in the Year of 2007 for Achievement in Labour Relations and Welfare Award', presented to the Bank by the Ministry of Labour and Social Welfare for the second consecutive year.

❑ IT Security Policy and Infrastructure

In 2007, we implemented a new IT Security policy for KASIKORNBANKGROUP, approved by the Bank's Board of Directors. This new policy contains the guiding principles for data security management within KASIKORNBANKGROUP meeting ISO/IEC17799 IT security standards. We also created an Information Security Working Team with the primary responsibility of supporting and conferring with the IT Sub-Committee on IT security matters that support KASIKORNBANKGROUP business strategies, as well as on work in drafting IT security regulations. Our IT security development efforts that were completed during 2007 included:

1. An IT security audit of our online applications, such as the popular K-Payment Gateway, as well as K-Cyber Banking and other bank systems in order to close loopholes, back doors and other vulnerabilities for increased security against external threats and enhanced

confidence of consumers in using our online services. The possibility of unauthorized intrusions in the future has also been reduced.

2. Hardware and software specifically designed to detect unauthorized intrusions was installed, and it has the capability to swiftly alert IT system administrators in the event of any such activity, providing a first line of defense against 'hacking' penetration attempts. Security tools record evidence as to the source, time and details of these attacks and the level of intrusion that was achieved during the attack.
3. Equipment specifically designed to heuristically detect abnormalities in system operation due to unidentified virus infections was also installed. This significantly reduces the risk of damage to the Bank's IT systems. Again, these system tools will quickly identify these attacks, allowing effective and concurrent fixing.

❑ IT Outsourcing

In 2007, the Bank continued to develop our IT systems in a number of dimensions, including the Disaster Recovery Plan to support the ATM network and the Trade Finance-related system handled by the Rat Burana Headquarters Information Technology Center to ensure that service to customers would continue without lapse even in the event of a major mishap involving the main IT computing systems of the Bank. We also undertook extensive testing of the Disaster Recovery System, featuring batch tests on the standby computing system's ability to temporarily take over computing activities during a disaster recovery operation. This testing was conducted based on a scenario assuming that the entire main computing platform of the Bank had suffered a catastrophic failure. The tests were performed in addition to a full online connection simulation to assure us that our standby systems would be able to safely handle the volume of operations required for branch operations, ATMs and credit card transactions with uninterrupted performance in the event of a major disaster affecting the primary system. These efforts also satisfied the mandates of the Bank of Thailand for system redundancy and reliability.

In addition we upgraded our Citrix system used in IT communications with branches to place the systems at the level of the most-current version, added more servers, and licensed more proprietary software for internal use by Bank personnel in operational procedures, and to support broader coverage of the Lotus Notes system. We also installed higher-capacity uninterruptible power supply (UPS) equipment at 30 provincial communications centers nationwide to support more efficient and reliable wireless communications systems.

With a view toward ongoing expansion of the Bank's broad range of services, we have been laying plans for implementing greatly improved IT infrastructure during 2008, to support increased use of Internet Banking services, as well as messaging services and telecommunications support for

credit card transactions and other credit facilities. As for work on the Disaster Recovery System, it continues unabated from last year, as we place great importance on these facilities. We are presently undertaking the process of procurement for IT systems to support our various IT applications such as SWIFT transfers, centralized back office for cheque clearing, the Call Center, and the Lotus Notes Citrix system for use as a sales channel and for inter-branch communications.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

❑ Subsidiary and Associated Companies

'Subsidiary companies' refers to companies in which the Bank has the authority to control their financial and operating policies, both directly and indirectly, in order to gain benefit from these firms' business activities.

'Associated companies' refers to companies where the Bank has significant influence, but not complete control, in decision-making with regards to financial and operating policies.

❑ Investment Policy

The Bank's investment policy is summarized as follows:

- **Strategic Investments**

The Bank invests in companies for long-term strategic benefit. The Bank and these companies collaborate on the review of business strategies and cooperation. Such work is achieved through the sharing of various resources, equipment, tools and channels for utmost efficiency and minimum operational redundancy.

- **Outsourcing Investments**

The Bank invests in companies that support the Bank's operations. These are companies providing services that are not the core business of the Bank, and would face inflexibility if they were to remain a part of the Bank. Bank executives are appointed as directors of these companies to oversee their management and operating policies, with a director having control over the firms' operations. This helps ensure highest service quality, as well as maximum efficiency and benefit.

The Bank's investments in subsidiary and associated companies as of the end of 2007 are listed in the table below:

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For 2007* (Baht)
Investment in Asset Management Company							
1. PHETHAI ASSET MANAGEMENT CO., LTD.	Bangkok	Asset	800,000,000	800,000,000	100.00	Ordinary	184,514,811
Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205		Management					
Investment in KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD.	Bangkok	Services	100,000	100,000	100.00	Ordinary	9,461,021
Tel. 0-2273-1144 Fax. 0-2270-1218							
2. KASIKORN ASSET MANAGEMENT CO.,LTD.	Bangkok	Mutual Fund	27,154,274	27,154,274	100.00	Ordinary	356,388,586
Tel. 0-2693-2300 Fax. 0-2693-2320		Management					
3. KASIKORN SECURITIES PUBLIC CO.,LTD.	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	51,082,405
Tel. 0-2696-0000 Fax. 0-2696-0099							
4. KASIKORN FACTORING CO.,LTD.	Bangkok	Lending	1,600,000	1,600,000	100.00	Ordinary	122,710,362
Tel. 0-2290-2900 Fax. 0-2276-9710		Services					
5. KASIKORN LEASING CO.,LTD.	Bangkok	Lending	90,000,000	90,000,000	100.00	Ordinary	25,085,902
Tel. 0-2696-9999 Fax. 0-2696-9988		Services					
Investment in Support Service Providers to KASIKORNBANKGROUP							
1. PROGRESS GUNPAI CO., LTD.	Bangkok	Services	200,000	200,000	100.00	Ordinary	36,062,536
Tel. 0-2273-3900 Fax. 0-2270-1262							
2. PROGRESS PLUS CO.,LTD.	Bangkok	Services	230,000	230,000	100.00	Ordinary	3,156,133
Tel. 0-2225-2020 Fax. 0-2225-2021							
3. PROGRESS LAND AND BUILDINGS CO., LTD.	Bangkok	Real Estate	7,516,000	7,516,000	100.00	Ordinary	(6,573,191)
Tel. 0-2275-1880 Fax. 0-2275-1889		Development					
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD.	Bangkok	Services	50,000	50,000	100.00	Ordinary	5,044,377
Tel. 0-2273-3288-91 Fax. 0-2273-3292							
5. PROGRESS MANAGEMENT CO.,LTD.	Bangkok	Services	60,000	60,000	100.00	Ordinary	4,683,523
Tel. 0-2275-1880 Fax. 0-2275-1889-91							
6. PROGRESS SOFTWARE CO.,LTD.	Bangkok	Services	100,000	100,000	100.00	Ordinary	23,139,236
Tel. 0-2225-7900-1 Fax. 0-2225-5654-5							

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For 2007* (Baht)
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	5,778,139
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	10,401,949
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	(1,546,491)
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	2,871,789
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2270-6900 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	9,910,227
12. K-SME VENTURE CAPITAL CO.,LTD. Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Joint Venture	20,000,000	20,000,000	100.00	Ordinary	(579,220)
13. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.** Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Venture Capital Management	500,000	500,000	100.00	Ordinary	(1,027,510)
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	157,480,787
2. N.C.ASSOCIATE CO.,LTD. Tel. - Fax. -	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2318-3958 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(57,298)
4. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO., LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO., LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD.

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